
ADITYA BIRLA
GRASIM


10016084

"Our goal is to become a US $65 billion Group by 2015 from US $30 billion today. We expect your company to contribute significantly to this growth and earnings."

KUMAR MANGALAM BIRLA

GRASIM INDUSTRIES LIMITED
ANNUAL REPORT | 2009–2010



Mr. G. D. Birla and Mr. Aditya Birla, our founding fathers.
We live by their values.
Integrity, Commitment, Passion, Seamlessness and Speed

THE CHAIRMAN'S LETTER TO SHAREHOLDERS



Dear Shareholder,

The global economy is gradually emerging from the throes of the meltdown of 2008. While growth rates have picked up, it will still be a while to get back to the pre-crisis path. However, the fundamentals of the global economy appear to be reasonably good. The IMF has forecasted a growth of 2.3% for the advanced countries and 6.3% for the emerging economies for 2010. Of all the countries, China's growth has been most impressive. Its economy has recorded a double-digit growth for several quarters. And it continues to surge.

India also is on a strong growth trajectory. Our economy is slated to grow in excess of 8%. Consumer spending is gaining momentum. Private investment is picking up steam. Globally and in India, the trend is encouraging. These impact your Company's growth and performance.

For the Financial Year 2009-10, your Company's performance has been robust. Net Revenue at Rs.20,195 crores is up by 9% over that of the preceding year. Net Profit at Rs.3,096 crores registered a growth of 42%.

A number of strategic initiatives have been taken by your Management in the interest of its multiple stakeholders. As these have been detailed in the 'Management Discussion and Analysis', I will give you a helicopter view.

The restructuring of the Cement business

In the Cement sector, your Company has taken a very significant leap through a restructuring process. It entails the consolidation of the Cement businesses into one single company. Your Company's Cement business will be merged with UltraTech, your Company's subsidiary in a phased manner. Hitherto, the Cement business has been demerged into Samruddhi, a wholly owned subsidiary of your Company. Subsequently Samruddhi will be merged with UltraTech. This will catapult your Company's subsidiary UltraTech to the No. 1 cement company in India with an aggregate capacity of 49 million tons, an achievement that is truly laudable.

"In the Cement sector, your Company has taken a very significant leap through a restructuring process. It entails the consolidation of the Cement businesses into one single company..... UltraTech will continue to leverage upon the rich parentage of your Company, its holding entity."

UltraTech will continue to leverage upon the rich parentage of your Company, its holding entity. This move ensures your company's majority stake in and continued support to the rapidly growing cement business. At the same time it provides of all you as shareholders, the opportunity to participate directly in UltraTech – a pure play cement company. Undoubtedly, this restructuring would lead to a better rating for both your Company and UltraTech.

Cement: Audacious growth plans

Our growth plans in Cement are aggressive. The sector offers enormous potential for us. The Government's accelerated spending on infrastructure and the overall appetite for housing will continue to spike cement demand. It might interest you to learn that the Planning Commission, in the mid-term appraisal of the 11th Plan, has envisaged an expenditure of over Rs.20 trillion on infrastructure. This will be spent during the 11th Plan period.

As the market leader, your Company will be in the forefront. We plan to add at least 25 million tons of capacity by 2015 at a capex of US $ 3 billion. This is imperative to maintain our market share. In the near future, Brownfield expansions of over 10 million tons will be added to our current capacities. Our intent is to further scale our presence.

Besides a leadership position in India, we aspire to have a formidable presence in the Indian Ocean rim. As a step in this direction, your Company is acquiring ETA Star Cement Company, Dubai, together with its operations in the UAE, Bahrain and Bangladesh. The acquisition is expected to be completed shortly. It will, I believe, be a springboard for cement business in the Middle East. It is also in line with our long-term strategy of expanding our global presence.

VSF: Moving up the value chain

In the **VSF** sector, we as a Group, are globally the largest player with capacities currently standing at 700,000 tons. With the commissioning of Line 2 in China and the debottlenecking at Indo Bharat Rayon in Indonesia, an additional 45,000 tons will come through soon. Work on the 80,000 tons Greenfield project at Vilayat is at the pre-project stage. We expect its commissioning in 2013. By then, we would move to 8,23,000 tons per annum. Of this your Company's share will be 4,14,000 tons

In this business, alongside further backward integration, to bolster our low cost manufacturing competitive edge, we are increasingly moving up the value chain through bringing in innovative products that signal the changing contours of the Pulp and Fibre business. Incidentally, with the strong revival of the fibre market, our VSF plants have been consistently operating at full capacity.

We have seen how the acquisition of Pulp Mills has been of strategic advantage. It has given us greater control over a critical resource. Looking ahead, I believe,

"In the VSF sector, we as a Group, are globally the largest player ..... we are increasingly moving up the value chain through bringing in innovative products that signal the changing contours of the Pulp and Fibre business."

securing of pulp will play a key role in strengthening our business. I am pleased to record that the plantation over 7,000 hectares of land in Laos, has been completed so far.

"Both VSF and Cement businesses are doing your Company proud. These now stand on the cusp of the next phase of growth."

Outlook: Bright

In sum, both VSF and Cement businesses are doing your Company proud. These now stand on the cusp of the next phase of growth.

Both these Companies viz. Grasim and UltraTech have very strong Balance Sheets with virtually no debt net of surplus funds, and can well support your Company's audacious growth plans. The outlook is bright.

To our teams

I very warmly want to thank all of our colleagues in Grasim for their immense contribution to your Company's praiseworthy performance. I look forward to their continued commitment to your Company's reaching greater heights and enhancing shareholder value.

The Aditya Birla Group in perspective

Today, we are a multicultural, multinational, multidimensional Group anchored by over 1,30,000 employees, belonging to 30 nationalities, across 6 continents. Our Group turnover is a little over US $ 29 billion. Our leadership across several levels is fleet of foot, flexible enough to adapt to the ever changing environment, and ambitious enough to dream audaciously.

Our goal is to become a US $ 65 billion Group by 2015 from US $ 30 billion today. We expect your Company to contribute significantly to this growth and earnings.

To attain this bold and ambitious vision, we have launched a series of people centered strategies. I believe, the best of goals can only fruition if we have the best of people and harness people potential, irrespective of positions.

As the Group continues to expand globally, exploring and seizing opportunities, we have accelerated the pace of offerings to our intellectual capital. Our endeavour is to provide them with unparalleled opportunities, dynamic challenges, a rewarding professional career and a sense of fulfillment on the personal front. This is a priority area. To take this forward, we launched our employee value proposition. Simply put, it is "**a world of opportunities**". It entails the reinforcement of a four pronged approach.

"Our leadership across several levels is fleet of foot, flexible enough to adapt to the ever changing environment, and ambitious enough to dream audaciously."

Firstly, offering exciting career prospects that give employees a leeway to chart their own growth trajectory.

Secondly, intensifying learning processes that hone existing skills. Transcending it, we have taken the learning to a higher stage where talented employees are able to convert knowledge into action through exposure to the best global minds. For example, this year at **Gyanodaya**, our benchmarkable Institute of Management Learning, more than 500 colleagues at senior levels participated in specially designed, intellectually stimulating, innovative focused programmes. These related to globalization, leadership, innovation and getting far beyond the mind of the customer. These were conducted in collaboration with the best in class faculty from International Business Schools and consulting organizations. Among these feature, The Ross School of Business, The Duke University, UCLA (all from USA), ISB (Hyderabad), The Hay Group and Mercer Consulting.

It might interest you to learn that this year as well over a 1,000 executives enlisted for different learning sessions. Gyanodaya's virtual campuses reached out to more than 13,500 learners through its e-learning courses and webinars.

Thirdly, as part of our concerted efforts towards a sharp organizational focus and alignment in the talent management processes, across the businesses, we put in place critical differentiators. Besides linking rewards to performance, special performance incentives, international assignments, and Group-wide recognition programmes have been set in motion.

Fourthly, promoting enriched living by encouraging talent to look beyond just professional enhancement and to work toward building a wholesome, balanced life.

I believe, our Employee Value Proposition also helps to create an enabling environment that sets people up for success, enthuses in them the drive to excel, achieve and push back the frontiers of excellence.

Finally, I am delighted to share with you that in a comprehensive global study of organizational leadership across the world, conducted by The Hewitt Associates, in partnership with The RBL Group and Fortune Magazine (2009) on "Top Companies for Leaders to engage in", our Group, was adjudged "The 6th great place for leaders in the Asia pacific Region". That of 177 companies who participated in this study, we should have been chosen is indeed a great achievement. Their critical assessment criteria included strength and depth of leadership practices, culture, examples of developing world class leaders, business performance and company reputation. On all counts, we are on course.

"I am delighted to share with you that in a comprehensive global study of organizational leadership across the world, our Group, was adjudged "The 6th great place for leaders in the Asia pacific Region."

Yours sincerely,

Kumar Mangalam Birla

BOARD OF DIRECTORS

Mr. Kumar Mangalam Birla - Chairman
Mrs. Rajashree Birla
Mr. M.L. Apte
Mr. B.V. Bhargava
Mr. R.C. Bhargava
Mr. Arun Kanti Dasgupta
Mr. Cyril Shroff
Mr. S.G. Subrahmanyan
Mr. Shailendra K. Jain
Mr. D.D. Rathi
Mr. Adesh Gupta, Whole-Time Director
Mr. K.K. Maheshwari, Whole-Time Director

Chief Financial Officer

Mr. Adesh Gupta

Company Secretary

Mr. Ashok Malu

Statutory Auditors

M/s G.P. Kapadia & Co., Mumbai
M/s Deloitte Haskins & Sells, Mumbai

Branch Auditors

M/s Vidyarthi & Sons, Gwalior

Solicitors

M/s Amarchand & Mangaldas & Suresh A. Shroff & Co.
M/s Mulla & Mulla and Craigie, Blunt & Caroe

EXECUTIVES

Fibre & Pulp Business

Mr. K.K. Maheshwari	Business Director
Mr. S.K. Saboo	Advisor, Chairman's Office
Dr. Prakash Maheshwari	Chief Operating Officer (India) & Head (Projects)
Mr. Vijay Kaul	Chief Marketing Officer & Head (Pulp Operations)
Mr. Sunay B. Kamat	Executive President, Birla Cellulosic, Kharach
Mr. Rajendra Jain	Executive President, Harihar

Cement Business

Mr. O.P. Puranmalka	Business Head
Mr. R.K. Shah	Group Executive President & CMO (Mfg. & Projects)
Mr. S.N. Jajoo	Chief Marketing Officer
Mr. K.C. Birla	Sr. Executive President (Finance)

Chemical Business

Mr. Lalit Naik	Business Head
Mr. K.C. Jhanwar	Sr. Executive President
Mr. G.K. Tulsian	Executive President

Textile Business

Mr. Pranab Barua	Business Head

Corporate Finance Division

Mr. Pavan K. Jain	Executive President

Contents

Financial Highlights 8
Management Discussion and Analysis 10
Report on Corporate Governance 20
Shareholder Information 32
Sustainable Development : Inclusive Growth 42
Sustainable Development : Environment Resposibility ... 46
Directors' Report 48
Auditors' Report 61
Balance Sheet 66
Profit and Loss Account 67
Schedules forming part of Accounts 68
Cash Flow Statement 102
Statement Relating to Subsidiary Companies 103
Auditors' Report on Consolidated Financial Statements 104
Consolidated Balance Sheet 106
Consolidated Profit and Loss Account 107
Schedules forming part of Consolidated Financial Statements 108
Consolidated Cash Flow Statement 132

Registered Office: Birlagram, Nagda 456 331 (M.P.)
www.grasim.com/www.adityabirla.com

FINANCIAL HIGHLIGHTS - CONSOLIDATED

Year ——>	Unit	2009-10	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03
Production									
Viscose Staple Fibre	Tonnes	302092	232745	279901	246833	228981	247952	221005	224610
Grey Cement	Mn. Tonnes	37.02	32.18	31.22	29.98	28.43	26.13	12.60	11.91
Ready Mix Concrete	Mn. Cu Mtrs	3.87	3.85	2.84	1.57	1.07	1.08	0.83	0.61
White Cement	Tonnes	514291	441118	407882	364649	350174	315368	310578	310163
Sponge Iron *	Tonnes	77069	420156	562000	525183	505825	780341	687272	612879
Turnover									
Viscose Staple Fibre	Tonnes	308431	238463	269781	250725	242399	231533	229110	227900
Grey Cement	Mn. Tonnes	37.29	32.65	31.45	30.06	28.60	26.31	12.71	11.98
Clinker	Mn. Tonnes	2.29	2.31	2.13	2.50	1.46	2.93	0.15	0.21
Ready Mix Concrete	Mn. Cu Mtrs	3.87	3.85	2.84	1.57	1.07	1.08	0.83	0.61
White Cement	Tonnes	509054	438394	396295	367167	347500	311454	314819	305223
Sponge Iron *	Tonnes	75427	423414	557187	571127	478291	772799	676921	612425
									Rs. in Crores
Profit & Loss Account									
Net Sales		19933	18297	16973	14069	10224	9292	5490	4890
Other Income		536	447	463	318	268	245	247	139
PBIDT		6322	4779	5422	4290	2337	2272	1540	1149
Interest		334	307	222	229	219	284	195	213
Gross Profit (PBDT)		5988	4472	5200	4061	2118	1988	1345	936
Depreciation		995	865	670	610	563	556	306	285
Profit before Tax, Exceptional & Extraordinary Items		4993	3607	4530	3451	1555	1432	1039	651
Exceptional Items		–	–	46	–	4	-129	1	-169
Profit before Tax & Extraordinary Items		4993	3607	4576	3451	1559	1303	1040	482
Current Tax $		1213	551	1473	1097	434	483	291	192
Deferred Tax		357	441	-7	-5	-32	-41	11	-29
Net Profit before Extraordinary Items		3423	2615	3110	2359	1157	861	738	319
Extraordinary Items		336	–	236	–	–	–	–	–
Net Profit before Minority Interest		3759	2615	3346	2359	1157	861	738	319
Less: Minority Interest		714	444	457	392	116	-19	–	–
Add: Share in Profit / (Loss) of Associate		51	16	2	-0.4	–	–	–	–
Net Profit after Minority Interest		3096	2187	2891	1967	1041	880	738	319
									Rs. in Crores
Balance Sheet									
Gross Fixed Assets (incl. CWIP) #		21717	21041	19258	14481	11927	11312	6333	6061
Net Fixed Assets (incl. CWIP) #		14553	14216	12918	8468	6411	6294	3549	3596
Investments		6676	3550	1661	2272	1352	769	2342	1609
Goodwill		2007	2001	1991	1844	1773	1958	122	120
Deferred Tax Assets		–	–	–	–	4	3	32	35
Net Current Assets		649	943	609	859	652	674	366	439
		23885	20710	17179	13443	10192	9698	6411	5799
Equity Share Capital		92	92	92	92	92	92	92	92
Other Share Capital		36	33	29	6	43	43	42	42
Employee Stock Options Outstanding		14	12	6	–	–	–	–	–
Reserves & Surplus #		12383	11418	9048	6460	4698	3947	3224	2630
Net Worth		12525	11555	9175	6558	4833	4082	3358	2764
Minority Interest		3755	1670	1269	859	514	500	–	–
Deferred Tax Liability		2006	1592	1158	1153	1162	1182	634	627
Loan Funds		5599	5893	5577	4873	3683	3934	2419	2408
		23885	20710	17179	13443	10192	9698	6411	5799
# Excluding Revaluation Reserve		–	3	4	4	4	5	5	6
Ratios & Statistics									
PBIDT Margin	(%)	30.9	25.5	31.1	29.8	22.3	23.8	26.8	22.8
Interest Cover (PBIDT-Current Tax/Interest) ^	(x)	13.9	10.7	13.1	13.3	8.7	6.3	6.4	4.5
ROACE (PBIT/Avg.CE)	(%)	23.9	20.7	31.0	31.1	17.8	21.3	20.2	15.3
RONW (PAT/Avg. NW) $$	(%)	22.9	21.1	33.2	34.5	23.3	27.1	24.1	18.2
Debt Equity Ratio (Gross)	(x)	0.34	0.45	0.53	0.66	0.69	0.86	0.72	0.87
Basic Earning per Share $$	Rs./ Share	300.9	238.5	284.5	214.6	113.1	110.0	80.4	53.2
Book Value per Share	Rs./ Share	1366	1260	1001	715	527	445	366	301

* Sponge Iron business sold effective from 22nd May, 2009

$ Net of excess provision for tax / Income tax refund related to earlier years written back

^ Includes interest capitalised

$$ Excluding exceptional / extraordinary items

FINANCIAL HIGHLIGHTS - STANDALONE

Year ——>	Unit	2009-10	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01
Production											
Viscose Staple Fibre	Tonnes	302092	232745	279901	246833	228981	247952	221005	224610	176462	218847
Grey Cement	Mn. Tonnes	9.54	16.32	15.36	14.42	13.83	12.44	11.85	11.09	9.53	9.10
Ready Mix Concrete	Mn. Cu. Mtrs	1.08	2.43	1.95	1.42	1.07	1.08	0.83	0.61	0.32	0.10
White Cement	Tonnes	237875	441118	407882	364649	350174	315368	310578	310163	267915	251594
Sponge Iron ***	Tonnes	77069	420156	562000	525183	505825	780341	687272	612879	559567	663998
Turnover *											
Viscose Staple Fibre	Tonnes	308431	238463	269781	250725	242399	231533	229110	227900	181520	203854
Grey Cement **	Mn. Tonnes	@ 9.44	16.54	@15.54	@14.52	@ 13.99	12.63	11.96	11.16	9.68	9.16
Ready Mix Concrete	Mn. Cu. Mtrs	1.08	2.43	1.95	1.42	1.07	1.08	0.83	0.61	0.32	0.10
White Cement **	Tonnes	235882	438394	396295	367167	347500	311454	314819	305223	266105	251291
Sponge Iron ***	Tonnes	75427	423414	557187	571127	478291	772799	676921	612425	562334	673852

Rs. in Crores

Profit & Loss Account	2009-10	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01
Net Sales	8172	10829	10215	8572	6653	6229	5213	4606	4372	4453
Other Income	376	350	378	282	220	187	229	133	129	108
PBIDT	2972	2844	3424	2619	1597	1785	1504	1136	909	900
Interest	120	139	107	112	103	139	154	169	190	239
Gross Profit (PBDT)	2852	2705	3317	2507	1494	1646	1350	967	719	661
Depreciation	351	457	353	318	292	285	273	254	252	252
Profit before Tax, Exceptional & Extraordinary Items	2501	2248	2964	2189	1202	1361	1077	713	467	409
Exceptional Items	–	–	46	37	4	-57	–	-168	-6	–
Profit before Tax & Extraordinary Items	2501	2248	3010	2226	1206	1304	1077	545	461	409
Current Tax $	641	342	952	692	370	451	291	192	57	50
Deferred Tax	104	258	10	-2	-27	-33	7	-15	52	–
Net Profit before Extraordinary Items	1756	1648	2048	1536	863	886	779	368	353	359
Extra Ordinary Items	336	–	185	–	–	–	–	–	-50	18
Net Profit	2092	1648	2233	1536	863	886	779	368	303	378
Equity Dividend (including CTD)	309	316	316	287	209	167	145	103	83	81

Rs. in Crores

Balance Sheet	2009-10	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01
Gross Fixed Assets (incl. CWIP) #	3145	12277	10615	7974	6416	6052	5802	5594	5371	5311
Net Fixed Assets (incl. CWIP)#	1829	8304	7050	4593	3307	3204	3213	3264	3263	3303
Investments	6325	4609	4081	4275	3482	2982	2541	1796	1416	682
Net Current Assets	281	820	815	892	753	745	549	613	733	991
	8435	13733	11946	9760	7542	6931	6303	5673	5412	4976
Share Capital	92	92	92	92	92	92	92	92	92	92
Employee Stock Options Outstanding	10	10	5	–	–	–	–	–	–	–
Reserves & Surplus #	7043	9372	8040	6134	4886	4232	3514	2879	2615	2395
Net Worth	7145	9474	8137	6226	4978	4324	3606	2971	2707	2486
Deferred Tax Balance	252	864	607	583	584	599	632	626	641	589
Loan Funds	1038	3395	3202	2951	1980	2008	2065	2076	2065	1900
	8435	13733	11946	9760	7542	6931	6303	5673	5412	4976
# Excluding Revaluation Reserve	–	3	4	4	4	5	5	6	7	18

Ratios & Statistics	Unit	2009-10	2008-09	2007-08	2006-07	2005-06	2004-05	2003-04	2002-03	2001-02	2000-01
PBIDT Margin	(%)	34.8	25.4	32.3	29.6	23.2	27.8	27.6	24.0	20.2	19.7
Interest Cover (PBIDT-Current Tax/Interest) ^	(x)	15.5	11.8	14.5	15.7	11.9	9.6	7.9	5.6	4.4	3.5
Debt Equity Ratio (Gross)	(x)	0.15	0.36	0.39	0.47	0.40	0.46	0.57	0.70	0.76	0.76
Dividend per Share	Rs./ Share	30.0	30.0	30.0	27.5	20.0	16.0	14.0	10.0	9.0	8.0
Basic Earning per Share $$	Rs./ Share	191.5	179.7	218.2	163.5	93.7	102.9	85.0	58.5	39.2	39.2
Book Value per Share	Rs./ Share	779	1033	887	679	543	472	393	324	295	271
No. of Equity Shareholders	No.	158702	168801	162411	168671	164847	174831	191770	242359	263549	279207
No. of Employees	No.	6636	13592	13200	15023	15156	15363	15971	16648	16912	21473

* Includes captive consumption

** Grasim's Cement business demerged to Samruddhi Cement Limited w.e.f. 1st October, 2009.Hence, not comparable with earlier years

*** Sponge Iron business sold effective from 22nd May, 2009

@ Excludes traded volumes with subsidiaries

$ Net of excess provision for tax / Income tax refund related to earlier years written back

^ Includes interest capitalised

$$ Excluding exceptional / extraordinary items

OVERVIEW

The Financial Year 2009-10 began on a subdued note with the continued impact of the global economic crisis. The timely policy response from the Indian Government and the resilience of the Indian economy led to a sharp 'V' shaped recovery, in spite of the uncertainty over sub normal monsoon. The resurgence has been broad-based with both Services and Manufacturing sector growing at high rates. All leading indicators including IIP growth, credit growth, continuous surge in imports and exports since November 2009 and the growth in all industry groups point towards a sustainable recovery. Though inflation and currency appreciation may pose challenges in the short term, RBI's timely monetary initiatives, including the calibrated exit from the accommodative stance, will ensure that India's growth remains unhindered. The year has proved that though the Indian economy is interlinked with the global economy, its focus on domestic markets and the Government's prudent policies will help maintain a high growth trajectory.

Your Company's businesses benefited from strong demand recovery and decline in input costs due to lower commodity prices globally during the year.

STRATEGIC INITIATIVES

FY 2010 has been a watershed year for your Company as we reinforce our focus on our core businesses, Cement and VSF, and brace ourselves for growth opportunities in these businesses.

1. Sale of Sponge Iron Business

Your Company divested its Sponge Iron business at a sale consideration of Rs. 1,030 Crores, resulting in a net gain of Rs.336 Crores. The transaction was completed on 22nd May, 2009.

2. Completion of cement expansion plan

Your Company completed its ongoing cement expansions. The 3.1 million TPA grinding capacity at Kotputli, Rajasthan became operational in Q4FY10. Grinding capacities of 1.6 million TPA at Shambhupura (Rajasthan), 1.3 million TPA at Aligarh (U.P.), both in Grasim and 1.2 million TPA at Tadpatri (A.P.) in UltraTech Cement Ltd. (UltraTech) were also commissioned during the year. The consolidated cement capacity of your Company stands increased from 41.6 million TPA at the start of the year to 48.8 million TPA at the end of this phase of expansion.

3. Demerger of the Cement Business

Before embarking on the next round of expansion, your Company has restructured its cement business creating a pure play Cement Company, while ensuring alignment of interests of all stakeholders. Restructuring has created a strong financial platform for pursuing aggressive growth.

The cement business has been demerged into Samruddhi Cement Ltd. (Samruddhi), a subsidiary of your Company w.e.f. 1st October, 2009. It will hold all the cement assets of Grasim including the grey cement business, RMC and white cement assets. Equity shares of Rs.5/- credited as fully paid up will be allotted in Samruddhi to Grasim's shareholders in the ratio of 1:1. Samruddhi will be listed on the stock exchanges. Grasim will continue to hold majority stake in and provide support to the rapidly growing cement business.

The Hon'ble High Courts of Madhya Pradesh and Gujarat have approved the Scheme. The demerger has become effective from 18th May, 2010.

Concurrently, the Board of Directors of UltraTech Cement Ltd., a subsidiary of your Company and Samruddhi have decided to amalgamate Samruddhi with UltraTech under a scheme of amalgamation with effect from 1st July, 2010. This will result in the creation of the largest pure play cement Company in India. All the shareholders of Samruddhi will receive 4 equity shares of Rs.10 each of UltraTech for every 7 shares of Rs.5 each held on record date to be fixed up for the purpose. The merger is expected to be completed by July, 2010.

4. Acquisition of Star Cement assets

UltraTech plans to acquire the assets of ETA Star Cement Company LLC comprising of 2.3 million TPA clinker facility and grinding units of 2.1 million TPA in UAE, 0.4 million TPA in Bahrain and 0.5 million TPA in Bangladesh. With this acquisition, UltraTech will gain direct access to the markets in the Middle East and neighbouring regions.

Your Company will continue to focus on the Cement and VSF businesses. The combination of these two businesses has created significant shareholder value with cash flow from VSF business being utilised for growing the cement business aggressively. Consequently, revenues and EBIDTA have grown 4.7 times and 8.6 times respectively in the last decade. Grasim has significantly outperformed the sensex over the last eleven years multiplying its share price 17.8 times as against a 4.7 times growth of the sensex.

BUSINESS PERFORMANCE REVIEW

Cement

	Unit	2009-10	2008-09	% Change
Grey Cement				
Capacity	**Mn. TPA**	**48.75**	**41.55**	**17**
- Samruddhi / Grasim		25.65	19.65	31
- UltraTech		23.10	21.90	5
Production	**Mn. MT**	**37.02**	**32.18**	**15**
- Samruddhi / Grasim		19.38	16.32	19
- UltraTech		17.64	15.87	11
Sales Volumes $	**Mn. MT**	**39.58**	**34.97**	**13**
- Samruddhi / Grasim Cement		19.47	16.54	18
- UltraTech Cement		17.82	16.12	11
- Clinker		2.29	2.31	—
Realisation	**Rs. / MT**			
- Samruddhi / Grasim		3,528	3,415	3
- UltraTech Cement		3,475	3,474	—
- UltraTech Clinker		1,785	2,306	(23)
White Cement				
Production	MT	514,291	441,118	17
Sales Volumes $$	MT	509,054	438,394	16
Average Realisation	Rs. / MT	8,304	7,922	5
Net Divisional Revenue	**Rs. Crs.**	**15,475.6**	**13,512.1**	**15**
- Samruddhi / Grasim				
Cement		7,709.1	6,364.4	21
White Cement		840.3	655.0	28
- UltraTech		7,239.0	6,618.0	9
PBIDT *	**Rs. Crs.**	**4,767.4**	**3,723.8**	**28**
- Samruddhi / Grasim		2,665.3	1,910.9	39
- UltraTech		2,106.7	1,819.2	16
PBIDT Margin	**%**	**30.7**	**27.5**	—
- Samruddhi / Grasim		31.2	27.2	—
- UltraTech		28.9	27.3	—

Note: Grasim's Cement business demerged to Samruddhi Cement w.e.f. 1st October, 2009. Samruddhi Cement aggregated with Grasim Cement Standalone for comparison purpose

$ Includes captive consumption for RMC

$$ Includes captive consumption for value added products

* Includes income of Cement subsidiaries related to unallocated corporate capital employed

Performance Review

Cement demand saw a double digit growth of 11%, one of the highest in the decade, recording total despatches of around 200 million tonne. This is despite sub normal monsoon. The demand upturn has been generally broad based. The growth was supported by economic recovery, reduction in excise duty, Government's initiatives viz. National Rural Employment Guarantee and low cost housing. The eastern region grew at a phenomenal 22% - the highest among all the regions. The northern region came a close second, with a growth of 16% spurred by the low cost housing schemes of various state governments and the infrastructure creation for Commonwealth Games in New Delhi. The growth in the Southern region was muted due to floods in A.P. and Karnataka, and the political unrest in A.P. during part of the year. Your Company outperformed the industry by a wide margin, supported by capacity addition, recording cement volumes growth of 14%. Its market share increased from 17.8% in FY09 to 18.5% in FY10.

The average cement realizations were marginally higher for Grasim standalone/Samruddhi's cement business and flat for UltraTech vis-a-vis the last year. The bunching of new capacities created a downward pressure in cement prices across the regions in the third quarter. The decline was more pronounced in the Southern Region. Unavailability of railway wagons in various pockets of the country resulted in under utilisation of capacity. Quarter 4 witnessed a partial recovery in cement prices with renewed construction activity and increase in taxes and energy prices.

Clinker export prices declined during the year on account of lower demand and excess capacity creation in the Middle East.

White Cement division has grown from strength to strength. The division has sustained its leadership over the years through delivering impeccable quality products. It continues to achieve record performance every quarter, on the back of both increased volumes and prices. White Cement volumes increased by 16%. Wall care putty continued to grow impressively, recording a growth of around 40% for the second year in a row.

The Ready mix concrete division is emerging out of the sluggishness, with recovery in the real estate segment. The economic meltdown had seriously affected the financial health of real estate players which in turn impacted the performance of Ready mix concrete division for the last one and a half years. Volumes in the fourth quarter however, grew by 18%.

On the cost front, the business gained from the global softness in energy prices in the first nine months. It has petered off in the last quarter. With new power plants commissioned during the last year, the share of captive power in Grasim increased from 60% to 75%. UltraTech's captive power usage was 73% as against 39% last year. With improved operating efficiencies in terms of higher captive power, lower lead distance, higher blended cement and reduced costs, operating margin of the cement business for the year improved from 27.5% to 30.7%, despite the impact of ramp up cost of the new capacities.

Outlook for Cement Business

Cement demand is expected to remain buoyant with increased domestic consumption, both in the government as well as the private sector. The Government has reiterated its commitment to infrastructure spending in the budget. The Planning Commission in its midterm appraisal of the 11th year plan has envisaged an expenditure of Rs.20.5 trillion on infrastructure during the plan period. Additionally, the broad based economic growth will continue to drive cement demand from semi urban and rural India with their rising prosperity levels. With the economy having recovered from the slow down, revival in organised real estate and corporate capex are also expected to add to the buoyancy in demand. Overall, cement demand is expected to grow at a robust 10% + for the next five years.

The surplus supply scenario, however, is expected to create short term pressure. New capacities commissioned during FY10 are in various stages of ramp up while additional capacities continue to be set up. The full ramp of capacities might lead to a surplus scenario after peak demand in Q1FY11, which may last for 6 to 8 quarters.

On the cost front, higher coal prices are likely to exert pressure on margins in FY11. The Company's focus on higher volume growth, better logistics support, together with cost efficiency, should help in partially mitigating the impact.

Your Company continues to focus on achieving greater than industry growth and building sustainable competitive advantage through its reach, service and cost competitiveness. Its distribution network is being further expanded throughout India particularly in rural areas to increase the reach. Customer responsiveness is being further improved with the implementation of online order booking and tracking system. To enhance customer experience and create awareness at the end consumer level, your Company has developed home concept stores, UltraTech Building Solutions, where customers can buy cement and allied building products.

Capex Plan – Cement Business

Nurturing growth and sharpening competitiveness are at the core of our business strategy. Your Company's capex investments are aimed at meeting these objectives. We aim to grow faster than the market with a blend of organic and inorganic growth. The Company would require an additional capacity of around 25 million tonnes over the next 5 years just to retain its market share. The Company is examining various options and has a target to start work on Brownfield expansions of 10 million tonnes latest by Q4FY11 after the completion of the detailed study.

An overall capital outlay of Rs.4,475 Crores has been earmarked for the cement business excluding capex for new capacity creation. This will be spent over the next 2 years on additional grinding and evacuation facility, logistics infrastructure, waste heat recovery systems, captive thermal power plants, completion of existing projects and modernization.

Viscose Staple Fibre (VSF)

	Unit	2009-10	2008-09	% Change
Installed Capacity	TPA	333,975	333,975	—
Production	Tonnes	302,092	232,745	30
Sales Volumes	Tonnes	308,431	238,463	29
Net Divisional Revenue	Rs. Crores	3,574.2	2,533.6	41
Average Realisation	Rs./Tonne	106,481	96,517	10
PBIDT	Rs. Crores	1,315.5	513.6	156
PBIDT Margins	%	36.6	20.0	—

Performance Review

The recovery in the textile sector was faster than anticipated and was more pronounced in the emerging markets of China and other Asian countries, and South America. While the improvement in Chinese demand was largely driven by the increase in their domestic consumption, other markets derived the advantage of improvement in their domestic market as well as export markets. This recovery led to a sharp increase in demand for VSF. The situation was further accentuated by a 7% decline in global cotton production in 2009. However, VSF production in China despite available capacity was restricted due to limited availability of Cotton Linter Pulp and Rayon grade Wood Pulp. The high demand for VSF with constraints in production has led to an increase in realization.

Against this backdrop, your Company's sales volumes increased significantly by 29% (buoyed by additional volume from the newly installed capacity at Kharach plant towards end FY08) and realisation increased by 10% over the last fiscal. Higher demand emanated from both domestic as well as export markets. These macro environmental factors coupled with the availability of low cost pulp from captive facilities and long term contracts resulted in a significant rise in the margins and profits for the year under review.

Capex Plan

Your Company is setting up an 80,000 TPA Greenfield VSF plant at Vilayat (Gujarat). Your Company has already acquired the land and received necessary environmental and other clearances for the project. The plant is likely to be commissioned in FY13. Your Company is also examining a proposal for setting up of facilities for caustic and power plants at Vilayat.

Sector Outlook

The sustained recovery of consumer demand in the US and European markets is critical for the growth of the VSF sector. While recovery in the western markets is currently slow, the outlook for VSF in the short to medium term looks positive due to the shortage of cotton and increase in the domestic demand of China, Asia and a few other countries. At the same time, high ruling prices of VSF have increased its price differential with other competing fibres, posing a threat of substitution which may adversely impact VSF volumes.

The input costs, mainly of Pulp and Sulphur, have increased sharply in the last few months. The pulp prices are expected to rule high in the short to medium term as no new pulp capacities may come on stream in the near future and the demand is expected to remain high. The rising trend in input costs with limited possibility of further increase in prices and emerging surplus capacity situation in China is expected to exert pressure on margins.

Business Outlook

In the short to medium term, we expect the demand for VSF to be firm. Input costs are expected to rise, leading to a reduction in margins from current high level.

The production at the Nagda plant is likely to get suspended for a few weeks in Q1FY11 due to water shortage. However all efforts are being made to minimize the stoppage.

Your Company's focus and efforts to increase the share of exports and specialty fibre will continue. The Textile Research and Application Development Centre at Kharach is constantly developing newer applications of VSF in close co-ordination with customers. The business will also continue to focus on cost reduction measures particularly in energy, logistics and overheads to maintain its position of lowest cost producer.

Chemicals

	Unit	2009-10	2008-09	% Change
Caustic Soda				
- Installed Capacity	TPA	258,000	258,000	—
- Production	Tonnes	229,801	207,226	11
- Sales Volumes	Tonnes	229,876	207,520	11
Net Divisional Revenue	Rs. Crores	492.8	522.5	(6)
ECU Realisation	Rs./Tonne	18,096	21,553	(16)
PBIDT	Rs. Crores	124.8	155.4	(20)
PBIDT Margins	%	25.3	29.8	—

Performance Review

The chemical business achieved its highest ever caustic production, registering a growth of 11% despite the water shortage impacting operations in the first quarter. Sales volumes grew by 11% against the industry growth of 5%. In spite of higher volumes, the operating profit decreased by 20%, mainly on account of decrease in ECU realisations. Caustic prices fell due to cheap imports.

Sector Outlook

Caustic prices are expected to remain under pressure due to the commissioning of new capacities coupled with cheap imports. However, a gradual price recovery is expected with the improvement in market conditions and international prices. Chlorine prices may improve with higher demand for chlorine derivatives in export markets.

Business Outlook

The Business is planning to build caustic capacity along with the VSF greenfield project at Vilayat, Gujarat, to meet the captive requirement for VSF.

Production will be curtailed in the first quarter till the onset of monsoon due to water shortage. The business will continue to take energy conservation measures to reduce power consumption.

Grasim Bhiwani Textiles Limited (GBTL)

GBTL, the textile subsidiary of your Company posted a better than expected performance. Net revenue increased by 10% to Rs.287 Crores with higher sales in both, Over The Counter and Readymade Garments segments. A new thermal power plant commissioned last year has led to substantial cost savings and has generated profits on power sale. In addition, captive power provides uninterrupted power supply, enabling better capacity utilization. Net profit increased to Rs.4.6 Crores as against a marginal profit of Rs.0.3 Crores in FY09.

FINANCIAL REVIEW AND ANALYSIS

Consolidated Financial Performance

(Rs. in Crores)

	2009-10	2008-09	% Change
Net Income from Operations	**20195.4**	**18496.0**	**9**
Other Income	273.6	247.4	11
Profit Before Interest, Depreciation and Tax	**6,322.3**	**4,779.1**	**32**
Interest	334.6	306.7	9
Depreciation	994.7	865.8	15
Profit before Tax Expenses	**4,993.0**	**3,606.6**	**38**
Total Tax Expenses	1,570.5	991.4	58
Net Profit after Tax	**3,422.5**	**2,615.2**	**31**
Less: Minority Share	714.1	444.4	61
Add: Share in Profit of Associates	51.0	15.9	—
Net Profit before Extraordinary Gains	**2,759.4**	**2,186.7**	**26**
Extraordinary Gains	336.1	—	—
Net Profit	**3,095.5**	**2,186.7**	**42**
Net Profit (Recasted)*	**3,338.5**	**2,186.7**	**53**

* Without giving impact of demerger


Consolidated Revenue
(Rs. Crs.)
9%
18,496
20,195
FY09
FY10
Consolidated PBIDT
(Rs. Crs.)
32%
4,779
6,322
FY09
FY10

Net Income from Operations

Net income from operations at Rs.20,195 Crores increased by 9% driven by higher volumes in both Cement and VSF businesses.

Other Income

Other income is up by 11% during the year on account of higher treasury income.

Operating Profit (PBIDT)

PBIDT rose by 32% with higher volumes, lower input and energy prices as elaborated under the Segmental Review and Analysis.

Interest

Interest cost increased from Rs.307 Crores to Rs.335 Crores (net of interest capitalised). Loans aggregating Rs.650 Crores were raised during the year to fund capex. Interest capitalised reduced from Rs.90 Crores to Rs.32 Crores with the commissioning of projects. Interest cover (including interest capitalised) remains at a comfortable level of 13.9 times.

Depreciation

Net addition to the Gross Block was Rs.1,883 Crores due to the commissioning of cement projects and other capex. As a result, Rs.995 Crores was provided towards depreciation charge in FY10 as against Rs.866 Crores in FY09, an increase of 15%.

Total Tax Expenses

The total tax soared by 58% at Rs.1,571 Crores primarily due to higher profits. The current tax was substantially higher at Rs.1,239 Crores in the current year as against Rs.551 Crores in the previous year. Excess tax provision of Rs.25 Crores related to earlier years was written back. Provision for deferred tax decreased to Rs.357 Crores in the current year from Rs.441 Crores in the previous year.

Net Profit after Total Tax (Before Extraordinary Gain)

Net profit before extraordinary gain was Rs.2,759 Crores in FY10, as against Rs.2,187 Crores in FY09, an increase of 26%.

Extraordinary Gain

There was an extraordinary gain of Rs.336 Crores (net of tax) arising from sale of Sponge Iron business.

Net Profit (including Extraordinary Gain)

Net Profit for FY10 stood at Rs.3,096 Crores including extraordinary gain, compared to Rs.2,187 Crores in FY09.

Due to demerger of the Cement business w.e.f 1st October, 2009, the net profit after minority share has reduced by Rs.243 Crores in FY10. This is on account of the differential tax treatment of Rs.27 Crores in FY10 and minority share (35%) of Samruddhi (being shares to be issued to Grasim's Shareholders in terms of the demerger scheme). Adding these, the total net profit was higher at Rs.3,339 Crores for the year (Growth of 53%).

Standalone Financial Performance (Rs. in Crores)

	2009-10 (Restated Before Demerger)*	**2008-09**	% Change	**2009-10** (As Reported, after demerger of cement w.e.f. 01.10.09)
Net Income from Operations	12,641.4	10,965.1	15	8,312.6
Profit Before Interest, Depreciation and Tax	4,217.3	2,844.5	48	2,972.3
Net Profit after Tax (Before Extraordinary Gain)	2,403.6	1,648.0	46	1,756.0
Extraordinary Gain	336.1	—	—	336.1
Net Profit after Extraordinary Gain	2,739.7	1,648.0	66	2,092.1

* The reported results are not comparable since Cement business has been demerged w.e.f. 01.10.09 whereas FY09 had cement numbers for the full year. Hence, numbers without giving impact of demerger are also given for better comparison.

Standalone results were impressive with VSF and Cement business doing better. Net income from opreations Rs.12,641 Crores increased by 15% despite sale of Sponge Iron Business during the year. Coupled with lower input prices, Profit after Tax excluding extraordinary gain increased from Rs.1,648 Crores in FY09 to Rs.2,404 Crores in FY10. Including extraordinary gain of Rs.336 Crores on sale of sponge iron business, profit increased by 66%.

CASH FLOW ANALYSIS (Rs. in Crores)

	2009-10
Sources of Cash	
Cash from Operations	2,235
Non-operating Cash Flow (Dividend and Interest Income)	195
Proceeds from Equity (Issue of shares under ESOS)	2
Extraordinary Item	1,025
	3,457
Uses of Cash	
Net Increase in Investments	1,732
Capital Expenditure (net)	705
Increase in Working Capital	213
Decrease in Debts	224
Interest	149
Dividend	315
Increase in Cash and Cash Equivalent	119
	3,457

Sources of Cash

Cash from Operations

Cash from operations was Rs.2,235 Crores during the year.

Extraordinary Item

Proceeds from sale of sponge iron unit were Rs.1,025 Crores.

Uses of Cash

Net Increase in Investments

Major net investments of your Company during the year includes:

- Rs.1,386 Crores in the debt scheme of various mutual funds and Rs.33 Crores in government securities
- Rs.172 Crores in the purchase of equity shares of its subsidiary UltraTech Cement Ltd., earlier held by the Company's wholly owned subsidiary
- Rs.85 Crores towards the capitalisation of subsidiary Samruddhi Cement Ltd.
- Rs.40 Crores in AV Nackwic, a joint venture for pulp in Canada
- Rs.10 Crores in Birla Lao Pulp and Plantation, a joint venture for plantation in Laos.

Capital Expenditure (Net)

Your Company spent Rs.705 Crores towards the completion of expansion projects in the cement business, and normal modernisation in all the businesses.

Increase in Working Capital

The increase in stores and spares and finished goods in cement business with the commissioning of new plants and increase in sundry debtors in VSF and Cement business due to enhanced sales led to higher working capital.

Decrease in Debts

Long Term debts of Rs.312 Crores comprising of Rs.221 Crores of foreign currency loan, Rs.70 Crores of non convertible debentures and Rs.21 Crores of rupee term loan were repaid. Deferred sales tax loan decreased by Rs.71 Crores. Short term borrowings are lower by Rs.41 Crores.

Non convertible debentures of Rs.200 Crores were raised to fund cement capacity expansion in the first half.

Dividend

A dividend of Rs.30 per share amounting to Rs.315 Crores (including corporate tax on dividend of Rs.41 Crores) was paid for FY09.

RISKS AND CONCERNS

Your Company has a comprehensive risk management policy. The risk management policy inter alia provides for risk identification, assessment, reporting and mitigation procedure. The risk management framework actively supports the Board in its strategic decision making.

During the year, the Audit Committee, reviewed the adequacy of the risk management framework of the Company, the key risks associated with the different businesses and the measures in place to mitigate the same.

An analysis of the Company's key business risks and mitigation plans is as follows:

Competitor Risk

The market is highly competitive with no fiscal barriers and entry of large MNCs into the country with inorganic growth strategies. Your Company continues to focus on increasing its market share and taking marketing initiatives that help create differentiation and provide optimum service to its customers.

Project Execution Risk

As expansions continue to remain a priority for the Company, execution success for large capex projects is exposed to risks of time and cost overrun. Project execution is largely dependent upon land purchase, project management skills, timely delivery by the equipment suppliers and adherence to schedule by civil contractors. Any delay in project implementation will erode revenues and profit for that period. Your Company has set up a dedicated project implementation cell to continuously review the project execution to ensure that the implementation schedules and budgets are adhered to.

Human Resource Risk

Your Company's ability to deliver value is shaped by its ability to attract, train, motivate, empower and retain the best professional talents. These abilities have to be developed across the Company's rapidly expanding operations. Your Company continuously benchmarks HR policies and practices with the best in the industry and carries out the necessary improvements to attract and retain the best talent.

Foreign Exchange Risk

Your Company's policy is to hedge all long-term foreign exchange risks as well as short-term exposures within the defined parameters. The long-term foreign exchange liability is fully hedged and hedges are on held to maturity basis. As imports (including capital goods import) exceeded exports, your Company has suitably hedged the differential short-term exposure from time to time to appropriately manage the currency risk.

Interest Rate Risk

The Company is exposed to interest rate fluctuations on its borrowings. It uses a judicious mix of fixed and floating rate debts within the stipulated parameters to mitigate the interest rate risk. Your Company continuously monitors its interest rate exposures and whenever required, uses hedging tools to minimise interest rate risk.

Commodity Price Risk

Your Company is exposed to the risk of price fluctuation on raw materials, energy sources as well as finished goods. However, considering the normal correlation in the prices of raw materials and finished goods, the risk is reduced. Your Company's strategy of backward integration, like pulp and caustic soda for VSF, helps minimise the effect of increase in prices of raw materials. Setting up of captive power plants helps control the effect of rise in energy cost, a major cost element for cement manufacturing.

Forward integration in value added products e.g., specialty fibre in VSF, ready mix concrete in cement, wall care putty in white cement, help reduce the impact of price fluctuation in finished goods.

Input Availability Risk

Continued availability of natural resource for current needs and future growth requirements is a key risk. On the energy front, indigenous coal availability continues to be insufficient to meet the current and growing demand in the country. To meet the shortfall, your Company procures coal from various sources including imports, open market purchases and pet coke. Two coal blocks have also been allocated by Government of India to joint ventures with other corporates. These coal blocks will, however, meet only a small part of our requirement once they are commissioned. Your Company has intensified its efforts to increase use of various alternative fuels. Waste heat recovery systems are being planned to reduce energy consumption. Your Company has sufficient limestone reserves at its existing facilities. Prospecting and acquiring leases of new limestone mines are being undertaken on a regular basis to ensure future growth.

In the VSF business, a high level of backward integration in pulp and caustic helps mitigate the risk of non availability of input material.

INTERNAL CONTROL SYSTEM

The Company has appropriate internal control systems for business processes, with regards to efficiency of operations, financial reporting and controls, compliance with applicable laws and regulations, etc. Clearly defined roles and responsibilities down the line for all managerial positions have also been institutionalised. All operating parameters are monitored and controlled. Regular internal audits and checks ensure that responsibilities are executed effectively. The Audit Committee of the Board of Directors reviews the adequacy and effectiveness of internal control systems and suggests improvement for strengthening them, from time to time.

CONCLUSION

Your Company enjoys a leadership position in both its flagship businesses with strong competitive advantages and global size. They now stand at the cusp of the next phase of growth. We will continue to make investments in these two businesses to further consolidate our leadership position. Your Company's strong Balance Sheet will support its ambitious growth plans.

CAUTIONARY STATEMENT

Statement in this "Management Discussion and Analysis" describing the Company's objectives, projections, estimates, expectations or predictions may be "forward looking statements" within the meaning of applicable securities laws and regulations. Actual results could differ materially from those expressed or implied. Important factors that could make a difference to the Company's operations include global and Indian demand supply conditions, finished goods prices, feedstock availability and prices, cyclical demand and pricing in the Company's principal markets, changes in Government regulations, tax regimes, economic developments within India and the countries within which the Company conducts businesses and other factors such as litigation and labour negotiations. The Company assumes no responsibility to publicly amend, modify or revise any forward looking statements, on the basis of any subsequent development, information or events or otherwise.

Governance Philosophy

Corporate governance refers to a set of laws, regulations and good practices that enable an organization to perform efficiently and ethically generate long term wealth and create value for all its stakeholders.

We, at the Aditya Birla Group, are committed to the adoption of best governance practices and its adherence in the true spirit, at all times. Our governance practices are self-driven, reflecting the culture of the trusteeship that is deeply ingrained in our value system and reflected in our strategic growth process. Our governance philosophy rests on five basic tenets viz.,

- Board accountability to the Company and stakeholders
- Equitable treatment to all shareholders
- Strategic guidance and effective monitoring by the Board
- Protection of minority interests and rights
- Transparency and timely disclosure

In line with this philosophy, Grasim Industries Limited continuously strives for excellence through adoption of best governance and disclosure practices. In terms of Clause 49 of the Listing Agreement executed with the stock exchanges, the details of compliance for the year ended 31st March, 2010 are as follows:

Compliance with Corporate Governance Guidelines

I. BOARD OF DIRECTORS

(A) Composition of Board

Your Company's Board presently comprises of 11 Directors, 6 of whom are Independent Directors, 4 are Non-Executive *Directors* and 1 is Whole Time Director with considerable experience in their respective fields.

Name of Director	Executive / Non-Executive/ Independent #	No. of Equity Shares held as on 31st March, 2010	No. of Outside Directorships Held1		No. of Outside Committee Positions Held2		No. of Board Meetings		Attended Last AGM $
			Public	Private	Member	Chairman	Held	Attended	
Mr. Kumar Mangalam Birla	Non-Executive	23,915	9	13	–	–	5	5	No
Mrs. Rajashree Birla	Non-Executive	72,280	6	12	–	–	5	3	No
Mr. M.L. Apte	Independent	130	8	1	4	–	5	4	Yes
Mr. B.V. Bhargava	Independent	357	8	–	1	5	5	5	Yes
Mr. R.C. Bhargava	Independent	227	11	1	5	5	5	2	No
Mr. A.K. Dasgupta	Independent (LIC Nominee)	100	3	–	–	–	5	3	Yes
Mr. Cyril Shroff	Independent	137	1	–	–	–	5	2	No
Mr. S.G. Subrahmanyan	Independent	100	1	–	1	–	5	3	No
Mr. D.D. Rathi *	Whole Time Director / Non-Executive	100	1	1	1	–	5	5	No
Mr. Shailendra K. Jain**	Whole Time Director / Non Executive	1591	4	1	–	–	5	4	Yes
Mr. Adesh Gupta ***	Whole Time Director	980	9	1	–	–	5	3	Yes

** Whole Time Director upto 31st May, 2009. Appointed as an Additional Director (Non-Executive Director) w.e.f. 1st June, 2009.*
*** Whole Time Director upto 31st March, 2010. Appointed as an Additional Director (Non-ExecutiveDirector) w.e.f. 1st April, 2010.*
**** Appointed as Whole Time Director w.e.f. 3rd October, 2009.*
 # Independent Director means a director defined as such under Clause 49 of the Listing Agreement.
$ AGM held on 8th August, 2009 at the Registered Office of the Company at Nagda, Madhya Pradesh

Notes :

1. Excluding Directorship in foreign companies and companies under Section 25 of the Companies Act, 1956.
2. Only two Committees of the Board viz. the Audit Committee and the Shareholders' Grievance / Allotment & Transfer Committee are considered.

Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla are related as Son & Mother respectively. No other Director is related to any other Director on the Board.

(B) Non-Executive Directors' Compensation and Disclosures

All fees / compensation paid to the Non-Executive Directors and Independent Directors are approved by Board of Directors and have shareholders' approval. Details of sitting fees/ compensation paid to them are given at respective places in this report.

(C) Other Provisions as to Board and Committees

Your Company's Board of Directors plays primary role in ensuring good governance and functioning of the Company. The Board's role, functions, responsibility and accountability are clearly defined. All relevant information as specified in Annexure IA of Clause 49 of the Listing Agreement with the Stock Exchanges is regularly placed before the Board. Agenda and Notes on Agenda are circulated to the Directors in advance of each meeting of the Board of Directors. Where it is not practical to attach or send the relevant information as a part of agenda papers, the same are tabled at the meeting and the presentations are made to the Board. The Members of the Board have complete freedom to express their opinion and the decisions are taken after detailed discussions.

The Board meets at least once in a quarter to review the quarterly financial results and operations of your Company. Apart from the above, additional Board Meetings are convened by giving appropriate notice to address the specific needs of the Company.

During the year under review, the Board met 5 times. The details of Board Meetings held during FY 2009-10 are as under:

Sr. No.	Date of Board Meeting	City	No. of Directors Present
1.	19.05.2009	Mumbai	7
2.	28.07.2009	Mumbai	8
3.	03.10.2009	Mumbai	6
4.	29.10.2009	Mumbai	8
5.	22.01.2010	Mumbai	10

(D) Code of Conduct

The Board of Directors play an important role in ensuring good governance and have laid down the Code of Conduct ("the Code") applicable to all Board Members and Senior Management of the Company. The Code is also posted on the website of Company. A declaration by Whole Time Directors affirming the compliance of the Code by Board Members and Senior Management Executives is given at the end of the report.

II. AUDIT COMMITTEE

(A) Composition of Audit Committee

Your Company has an Audit Committee at the Board level, with the powers and the role that are in accordance with the Clause 49 II (C) and (D) of the Listing Agreement, which acts as a link between the management, the statutory and internal auditors and the Board of Directors and oversees the financial reporting process.

The composition of the Audit Committee is as follows:

1. Mr. B.V. Bhargava, Chairman
2. Mr. R.C. Bhargava, Member
3. Mr. M.L. Apte, Member

All the members of the Audit Committee are Independent Directors.

All Whole Time Directors / CFO are permanent invitee to the Audit Committee Meetings.

The statutory as well as internal auditors of the Company are also invited to the Audit Committee Meetings.

Mr. Ashok Malu, Company Secretary, acts as the Secretary of the Audit Committee.

The Chairman of the Audit Committee was present at the Annual General Meeting of the Company held on 8th August, 2009.

(B) Meetings of Audit Committee

During the year under review, the Audit Committee met 7 times to deliberate on various matters and the details of the composition, attendance by the Committee members and sitting fees paid to them are as follows:

Name of Committee Member	No. of Meeting(s)		Sitting Fees Paid (Rs.)
	Held	Attended	
Mr. B.V. Bhargava	7	7	45,000
Mr. R.C. Bhargava	7	4	30,000
Mr. M.L. Apte	7	6	40,000

(C) Powers of Audit Committee

The Audit Committee is endowed with the following powers:

1. To investigate any activity within its terms of reference
2. To seek information from any employee
3. To obtain outside legal or other professional advice
4. To secure attendance of outsiders with relevant expertise, if it considers necessary
5. To review the risk management and mitigation plans

(D) Role of Audit Committee

The role of the Audit Committee includes the following:

1. Oversight of the Company's financial reporting process and the disclosure of its financial information to ensure that the financial statement is correct, sufficient and credible.
2. Recommending to the Board, the appointment, re-appointment and, if required, the replacement or removal of the statutory auditor and the fixation of audit fees.
3. Approval of payment to statutory auditors for any other services rendered by the statutory auditors.

4. Reviewing, with the management, the annual financial statements before submission to the Board for approval, with particular reference to:
   a. Matters required to be included in the Directors' Responsibility Statement to be included in the Board's report in terms of clause (2AA) of Section 217 of the Companies Act, 1956.
   b. Changes, if any, in accounting policies and practices and reasons for the same.
   c. Major accounting entries involving estimates based on the exercise of judgement by management.
   d. Significant adjustments made in the financial statements arising out of audit findings.
   e. Compliance with listing and other legal requirements relating to financial statements.
   f. Disclosure of any related party transactions.
   g. Qualifications in the draft audit report, if any.
5. Reviewing, with the management, the quarterly financial statements before submission to the Board for approval.
6. Reviewing, with the management, performance of statutory and internal auditors, and adequacy of the internal control systems.
7. Reviewing the adequacy of internal audit function, including the structure of the internal audit department, staffing and seniority of the official heading the department, reporting structure coverage and frequency of internal audit.
8. Discussion with internal auditors any significant findings and follow up thereon.
9. Reviewing the findings of any internal investigations by the internal auditors into matters where there is suspected fraud or irregularity or a failure of internal control systems of a material nature and reporting the matter to the Board.
10. Discussion with statutory auditors before the audit commences, about the nature and scope of audit as well as post-audit discussion to ascertain any area of concern.
11. To look into the reasons for substantial defaults, if any, in the payment to the depositors, debenture holders, shareholders (in case of non payment of declared dividends) and creditors.
12. Carrying out any other function as is mentioned in the terms of reference of the Audit Committee, including reviewing the Risk Management and minimization plans.

(E) Review of Information by Audit Committee

The Audit Committee reviews the following information:

1. Management discussion and analysis of financial condition and results of operations;
2. Statement of significant related party transactions (as defined by the Audit Committee), submitted by management;
3. Management letters/letters of internal control weaknesses issued by the statutory auditors;
4. Internal audit reports relating to internal control weaknesses;
5. The appointment, removal and terms of remuneration of the internal auditor(s); and
6. Risk assessment and minimization procedures

III. SUBSIDIARY COMPANIES

Your Company does not have any material non-listed Indian Subsidiary Company. The Audit Committee reviews the financial statements and in particular, the investments made by the unlisted subsidiary companies. The minutes of the Board meetings as well as statements of all significant transactions of the unlisted subsidiary companies are placed before the Board of Directors of the Company for their review.

IV. DISCLOSURES

(A) Basis of related party transactions:

Your Company places all the relevant details before the Audit Committee periodically.

A comprehensive list of related party transactions as required by the Accounting Standard (AS) 18 issued by the Institute of Chartered Accountants of India, forms part of the Note No. 22 of Part B of Schedule 21 to the Accounts in the Annual Report. These transactions are not likely to have any conflict with the interests of the Company at large.

(B) Disclosure of Accounting Treatment

Your Company has followed all relevant Accounting Standards while preparing the Financial Statements.

(C) Risk Management

Your Company has a comprehensive risk management policy. Your Company has laid down procedures to inform Board members about the risk assessment and minimization procedures. These procedures have been periodically reviewed to ensure that executive management controls the risks through properly defined framework.

The Audit Committee, which has been designated by the Board for the purpose, reviewed the adequacy of the risk management framework of the Company, the key risks associated with the businesses of the Company and the measures and steps in place to minimize the same and thereafter the details were presented to and discussed at the Board Meeting. The risk management issues are discussed in the Management Discussion & Analysis.

(D) Proceeds from public issues, right issues, preferential issues, etc.

During the year under review, the Company has not raised any proceeds from public issue, right issue or preferential issue.

(E) Remuneration of Directors

All decisions relating to the remuneration of the Directors are taken by the Board of Directors of the Company in accordance with the Shareholders' approval, wherever necessary. Sitting fee to the Non-Executive / Independent Directors for attending Board Meetings was paid @ Rs. 5,000/- per meeting till 29th October, 2009 and thereafter @ Rs. 20,000/- per meeting. In the AGM held on 25th August, 2006, the shareholders had approved payment of commission not exceeding 1% per annum of the net profits of the Company to the Non-Executive Directors. Each year the Board fixes the amount to be paid as commission. For FY 2009-10, the Board has approved the payment of Rs. 15.30 crores as commission to the Non-Executive Directors. The amount of commission payable is determined after assigning weightage to attendance, type and significance of the meetings to the overall functioning of the Company.

Sitting fee to the Members of the Audit Committee for attending the meetings of the Committee was paid @ Rs. 5,000/- per meeting till 29th October, 2009 and thereafter @ Rs. 10,000/- per meeting.

Sitting fee to the Members of the Shareholders' Grievance / Allotment and Transfer Committee for attending the meetings of the Committee was paid @ Rs. 5,000/- per meeting of the Committee.

Sitting fee to the Members of the Finance Committee for attending the meetings of the Committee was paid @ Rs. 5,000/- per meeting.

Details of remuneration paid/ to be paid to the Directors for the year under review is as under:

a. Non-Executive/ Independent Directors:

Name of Director	Commission (Rs.)	Sitting Fees (Rs.)
Mr. Kumar Mangalam Birla*	14,00,00,000	40,000
Mrs. Rajashree Birla*	48,00,000	30,000
Mr. M L Apte	15,50,000	80,000
Mr. B V Bhargava	22,50,000	1,10,000
Mr. R C Bhargava	16,00,000	55,000
Mr. A.K.Dasgupta** (LIC Nominee)	2,50,000	30,000
Mr. Cyril Shroff	7,00,000	10,000
Mr. S G Subrahmanyan	15,00,000	50,000
Mr. D.D. Rathi	3,50,000	55,000
Total	15,30,00,000	4,60,000

** Mr. Kumar Mangalam Birla and Mrs. Rajashree Birla are related as Son & Mother respectively. No other Director is related to any other Director on the Board.*

*** Payable / Paid to LIC*

Details of sitting fees paid for meetings of the Committees of the Board are given at the respective places in this report.

b. Whole Time Directors:

Whole-Time Director	Relationship with other Directors, if any	Business relationship with the Company	Remuneration paid during 2009-10			
			All elements of remuneration package, i.e. salary, benefits, bonus, pension, etc. paid during the year	Performance linked incentives	Service Contracts, notice period, severance fee	Stock option details, if any
Mr. D.D.Rathi *	—	Whole Time Director	Rs.34.58 lacs	Rs. 83.42 lacs	Refer Note (b)	Refer Note (c)
Mr. Shailendra K. Jain**	—	Whole Time Director	Rs.355.24 lacs	Rs. 83.83 lacs	Refer Note (b)	Refer Note (c)
Mr. Adesh Gupta***	—	Whole Time Director & CFO	Rs.90.54 lacs	—	Refer Note (b)	—

* *Ceased to be Whole Time Director w.e.f. 1st June, 2009 and appointed as an Additional Director (Non- Executive Director) with effect from the same date.*

** *Ceased to be Whole Time Director w.e.f. 1st April, 2010 and appointed as an Additional Director (Non- Executive Director) with effect from the same date.*

*** *Appointed as Whole Time Director w.e.f. 3rd October, 2009.*

Notes:

a) The Board has approved payment of performance linked variable pay for FY 2008-09 to the Whole Time Directors on achieving of the targets.

b) Whole Time Director's appointment is subject to termination by three months notice in writing on either side.

c) Details of stock options granted to the Whole-Time Directors during the year is set out in Annexure to the Directors Report.

No significant/material transactions have been made with the Non-Executive Directors vis-à-vis the Company.

Details of shareholding of Non Executive and/ or Independent Directors has been disclosed herein above.

(F) Management

i) The Management Discussion and Analysis Report forms part of the Annual Report and is in accordance with the requirements laid out in Clause 49 of the Listing Agreement.

ii) No material transaction has been entered into by the Company with the Promoters, Directors or the Management, their subsidiaries or relatives etc. that may have a potential conflict with the interest of the Company.

(G) Shareholders

i) The Company has provided the details of the Directors seeking reappointment at the end of this Report.

ii) The Company makes presentation to Institutional Investors and Equity Analysts on half yearly basis and also circulates presentations on the Company's performance on a quarterly basis. Copies of the Press Release and Quarterly Presentations are hosted on website simultaneously and are available on the website of the Company (www.grasim.com) and the Group's website (www.adityabirla.com).

iii) Shareholders' Grievance Committee

The Company has a "Shareholders' Grievance/ Allotment and Transfer Committee" at the Board level to look into various issues relating to shareholders/investors including transfer and transmission of shares as well as non-receipt of dividend, Annual Report, shares after transfers and delays in transfer of shares. In addition, the Committee looks into other issues including status of dematerialization / rematerialization of shares and debentures as well as systems and procedures followed to track investor complaints and suggest measures for improvement from time to time.

The Committee comprises of the following Directors, viz., Mr. Cyril Shroff, Mr. S.G. Subrahmanyan and Mr. D.D. Rathi.

During the year under review, the Committee met once to deliberate on various matters referred above. Details of attendance by Directors at the Committee meeting and sitting fees paid to them are as follows:

Name of Committee Member	No. of Meeting(s)		Sitting Fees Paid(Rs.)
	Held	Attended	
Mr. Cyril Shroff, Chairman	1	—	—
Mr. S.G. Subrahmanyan	1	1	5,000
Mr. D.D. Rathi	1	1	5,000

Mr. Ashok Malu, Company Secretary, acts as Secretary to the Committee

iv) ESOS Compensation Committee

(a) ESOS Compensation Committee comprises of the following Directors, viz. Mr. Kumar Mangalam Birla, Mr. M.L. Apte and Mr. Cyril Shroff. The Committee was formed to implement, administer and supervise the Employees Stock Option Scheme – 2006 (the Scheme). The Committee has granted 2,18,140 Options to the eligible management cadre employees of the Company, subject to the provisions of the Scheme and other applicable statutory provisions, out of which 52,956 Options have vested during the year.

(b) The eligible employees holding stock options in the Company shall be entitled to one stock option of Rs. 5/- each of Samruddhi Cement Limited ("Samruddhi") for every stock option they hold in the Company in terms of the Compensatory Stock Option Scheme to be formulated by Samruddhi.

v) Finance Committee

The Company has a Finance Committee to look into various matters, interalia, to approve opening and operation of Bank Account(s), execution of Power of Attorneys, to authorize officers of the Company in the matter of availment of secured and unsecured loans, to approve signing of agreements with the regulatory authorities and to authorize officers of the Company for performing acts required under various laws.

During the year under review, the Committee met 4 times to deliberate on various matters referred above. Details of the attendance by Directors at the Committee meeting and sitting fees paid them are as follows:

Name of Committee Member	No. of Meeting(s)		Sitting Fees Paid (Rs.)
	Held	Attended	
Mr. B.V. Bhargava, Chairman	4	4	20,000
Mr. S.G. Subrahmanyan	4	3	15,000
Mr. D.D. Rathi*	4	4	15,000

* Mr. D.D. Rathi attended one meeting of the Committee as Whole Time Director, for which no fee was paid.

vi) The Company's shares are compulsorily traded and delivered in the dematerialised form in all Stock Exchanges. To expedite the transfer in the physical segment, necessary authority has been delegated by your Board to the Officers and Directors of the Company, who are authorised to approve the share transfers/ transmission. Details of share transfers/ transmission approved by the Officers and Directors are placed before the Committee/ Board.

Name and Designation of Compliance Officer: Mr. Ashok Malu, Company Secretary

vii) Details of shareholders' complaints received, number of shares transferred during the year and the time taken for effecting these transfers are furnished in the "Shareholder Information" section of this Annual Report.

viii) Compliances by the Company

No strictures/ penalties have been imposed on the Company by the Stock Exchanges or the Securities and Exchange Board of India (SEBI) or any statutory authority on any matters related to capital markets, during the last 3 years.

V. REPORT ON CORPORATE GOVERNANCE

This Corporate Governance Report forms part of the Annual Report. The Company complies with the provisions of Clause 49 of the Listing Agreement of the Stock Exchanges in India.

VI. COMPLIANCE

i) Certificate from the Statutory Auditors confirming compliance with all the conditions of Corporate Governance as stipulated in Clause 49 of the Listing Agreement of the Stock Exchanges in India is annexed to the Directors' Report and forms part of the Annual Report.

ii) Status of compliance of Non mandatory requirement

a) The Company maintains a separate office for the Non-Executive Chairman. All necessary infrastructure and assistance are made available to enable him to discharge his responsibilities.

b) The Company does not have a Remuneration Committee. The remuneration of the Directors is decided and approved by the Board of Directors.

c) "Half Yearly Performance Update" consisting of financial and operational performance for the Half Year ending on 30th September is being sent to the shareholders since 2000- 01 and this practice has continued this year as well.

d) Voluntary Guidelines – 2009

The Ministry of Corporate Affairs has issued a set of Voluntary Guidelines on 'Corporate Governance' and 'Corporate Social Responsibility' in December, 2009. These guidelines are expected to serve as a benchmark for the Corporate Sector and also help them in achieving the highest standard of Corporate Governance.

Some of the provisions of these guidelines are already in place as reported elsewhere in this Report. The other provisions of these guidelines are being evaluated and your Company will strive to adopt the same in a phased manner.

VII. GENERAL BODY MEETINGS

Details of Annual General Meetings

Location and time, where last 3 Annual General Meetings (AGMs) were held:

Year	Location	Date	Time
2006-07	Registered Office, Birlagram, Nagda (M.P.)	07.07.2007	11.30 a.m.
2007-08	- do -	02.08.2008	12.30 p.m.
2008-09	- do -	08.08.2009	12.30 p.m.

Whether special resolutions passed in the previous 3 AGMs:

Yes. All the resolutions, including the special resolution(s) set out in the respective Notices were passed by the Shareholders.

Pursuant to the directions of the Hon'ble High Court of Madhya Pradesh, Bench Indore, court convened meetings of the equity shareholders, secured creditors (including debentureholders) and unsecured creditors of the Company were held on 4th January, 2010, at Grasim Club, Birlagram, Nagda (M.P.) to seek the approval of the shareholders, secured creditors (including debentureholders) and unsecured creditors to the Scheme of Arrangement between the Company and Samruddhi Cement Limited and their respective shareholders and creditors under Sections 391 to 394 and other relevant provisions of the Companies Act, 1956.

Extraordinary General Meeting of the equity shareholders of the Company was held on 25th February, 2010 at Grasim Club, Birlagram, Nagda (M.P.) to seek the approval of the shareholders to the amalgamation of Samruddhi Cement Limited into UltraTech Cement Limited, pursuant to a separate scheme of amalgamation under Sections 391 to 394 and other relevant provisions of the Companies Act, 1956.

Postal Ballot

Whether any special resolution passed last year through postal ballot?

No.

VIII. MEANS OF COMMUNICATION

- Quarterly results:

		Newspaper	Cities of Publication
Which newspapers normally published in	:	*Newspaper*	*Cities of Publication*
		Business Standard	All Editions
		Nai Duniya	Indore
Any website, where displayed	:	www.grasim.com ; www.adityabirla.com	
• Whether the Company Website Displays all official news releases, Presentation made to Institutional Investors/Analysts	:	Yes	
• General Shareholder information	:	There is a separate section for this information and the same forms part of Annual Report	

CODE OF CONDUCT

DECLARATION

As provided under Clause 49 of the Listing Agreement with the Stock Exchanges, we confirm that the Board Members and Senior Management of the Company have confirmed compliance with the Code of Conduct for the year ended 31st March, 2010.

For Grasim Industries Limited

Adesh Gupta
Whole Time Director & CFO*

Shailendra K. Jain
Whole Time Director**

Place : Mumbai
Date : 20th May, 2010

* *Appointed as Whole Time Director w.e.f 3rd October, 2009*

** *Whole Time Director upto 31st March , 2010. Appointed as an Additional Director (Non-Executive Director) w.e.f. 1st April, 2010.*

CEO/ CFO CERTIFICATION

Mr. Shailendra K. Jain, Whole Time Director and Mr. Adesh Gupta, Whole Time Director & CFO of the Company have certified to the Board that:

(a) They have reviewed financial statements and the cash flow statement for the year and that to the best of their knowledge and belief:

   i) these statements do not contain any materially untrue statement or omit any material fact or contain statements that might be misleading; and

   ii) these statements together present a true and fair view of the Company's affairs and are in compliance with existing accounting standards, applicable laws and regulations.

(b) There are, to the best of their knowledge and belief, no transactions entered into by the Company during the year which are fraudulent, illegal or violative of the Company's code of conduct.

(c) They accept responsibility for establishing and maintaining internal controls for financial reporting and that they have evaluated the effectiveness of the internal control systems of the Company pertaining to financial reporting and they have disclosed to the auditors and the Audit Committee, deficiencies in the design or operation of internal controls, if any, of which they are aware and the steps they have taken or propose to take to rectify these deficiencies.

(d) They have indicated to the auditors and the Audit Committee

   i) significant changes in internal control over financial reporting during the year;

   ii) significant changes in accounting policies during the year and that the same have been disclosed in the notes to the financial statements; and

   iii) instances of significant fraud of which they have become aware and the involvement therein, if any, of the management or an employee having a significant role in the Company's internal control system over financial reporting.

For Grasim Industries Limited

Adesh Gupta	Shailendra K. Jain
Whole Time Director & CFO *	Whole Time Director **

Place : Mumbai
Date : 20th May, 2010

* *Appointed as Whole Time Director w.e.f 3rd October, 2009*

** *Whole Time Director upto 31st March , 2010. Appointed as an Additional Director (Non- Executive Director) w.e.f. 1st April, 2010.*

Details of the Directors seeking appointment/ re-appointment in the ensuing Annual General Meeting

Name of Director	Mr. Kumar Mangalam Birla	Mr. B.V. Bhargava	Mr. Shailendra K. Jain	Mr. Adesh Gupta	Mr. K.K. Maheshwari	Dr. Thomas Connelly
Date of Birth	14.06.1967	16.04.1936	04.12.1943	11.09.1956	01.03.1955	24.06.1952
Date of Appointment/ Reappointment	14.10.1992	26.03.1997	01.04.2010	03.10.2009	20.05.2010	-
Expertise in specific functional areas	Industrialist	Finance and Management	Management	Company Executive	Company Executive	Management
Qualification	A.C.A., M.B.A.	M.Com, L.L.B	B.SC, B.E. (Hons.) SM (MIT)	B. Com., FCS., FCA.	M.Com., FCA	Degrees in Chemical Engg. and Economics. Doctorate in Chemical Engg.
No. of Equity Shares held	23915	357	1591	980	14	-
List of outside Company Directorships held	1 Aditya Birla Minacs Worldwide Ltd. 2 Aditya Birla Nuvo Ltd. 3 Birla Sun Life Asset Management Company Ltd. 4 Birla Sun Life Insurance Co. Ltd. 5 Century Textiles & Industries Ltd. 6 Essel Mining & Industries Ltd. 7 Hindalco Industries Ltd. 8 Idea Cellular Ltd. 9 Pilani Investment and Industries Corporation Ltd. 10 Samruddhi Cement Ltd. 11 UltraTech Cement Ltd.	1 CRISIL Ltd. 2 Excel Crop Care Ltd. 3 Grasim Bhiwani Textiles Ltd. 4 ICICI Lombard General Insurance Co. Ltd. 5 J.K. Lakshmi Cements Ltd. 6 L & T Infrastructure Finance Company Ltd. 7 Lakshmi Precision Screws Ltd. 8 Supreme Industries Ltd.	1 Grasim Bhiwani Textiles Ltd. 2 Samruddhi Swastik Trading And Investments Ltd. 3 Sun God Trading And Investments Ltd. 4 Vippy Spinpro Ltd.	1 Aditya Birla Telecom Ltd. 2 Birla Consultants Ltd. 3 Birla Industrial Finance (India) Ltd. 4 Birla Industrial Investments (India) Ltd. 5 Birla Insurance Advisory and Broking Services Ltd. 6 Grasim Bhiwani Textiles Ltd. 7 Samruddhi Cement Ltd. 8 Samruddhi Swastik Trading And Investments Ltd. 9 Sun God Trading And Investments Ltd.	1 Aditya Birla Chemicals (India) Ltd. 2 BGH Exim Ltd.	-
Chairman / Member of the Committees of the Board of Directors of the Company	-	1 Audit Committee - Chairman	-	-	-	-
Chairman /Member of the Committees of Directors of other Companies in which he is a Director a) **Audit Committee**	-	1 Excel Crop Care Ltd. – Chairman 2 Grasim Bhiwani Textiles Ltd. -Chairman 3 J.K. Lakshmi Cement Ltd. – Chairman 4 Crisil Ltd. - Member	1 Grasim Bhiwani Textiles Limited- Member 2 Samruddhi Swastik Trading and Investments Ltd.- Member	1 Grasim Bhiwani Textiles Limited- Member 2 Samruddhi Swastik Trading and Investments Ltd.- Member	1 Aditya Birla Chemicals (India) Ltd. –Member 2 BGH Exim Ltd. Member	-
b) **Shareholders/Investors Grievance Committee/ Share Transfer Committee**	-	1 CRISIL Ltd. –Member	-	1 Samruddhi Cement Limited- Member	1 Aditya Birla Chemicals (India) Ltd. –Chairman	-

SHAREHOLDER INFORMATION

1. Annual General Meeting
   - Date and Time : 20th August, 2010 at 12.30 P.M.
   - Venue : Grasim Staff Club, Registered Office: Birlagram-456 331 Nagda, Madhya Pradesh, India
2. Financial Calendar
   - Financial reporting for the quarter ending June 30, 2010 : End July 2010
   - Financial reporting for the quarter/half year ending September 30, 2010 : End October 2010
   - Financial reporting for the quarter ending December 31, 2010 : End January 2011
   - Financial reporting for the year ending March 31, 2011 : End April 2011
   - Annual General Meeting for the year ending March 31, 2011 : End July/August 2011
3. Dates of Book Closure : 12th August, 2010 to 20th August, 2010 (Both days inclusive)
4. Dividend Payment Date : On or after 20th August, 2010
5. Registered Office & Share Department : Birlagram – 456 331, Nagda,
   Madhya Pradesh, India
   Tel: (07366) 246760-246766, 256556
   Fax: (07366) 244114 / 246024
   E-Mail ID for Share Deptt.: shares@adityabirla.com
   E-Mail ID for Investor Complaints:
   grasimshares@adityabirla.com
   Website: www.grasim.com / www.adityabirla.com

6 (a) Listing Details:

Equity Shares	Global Depository Receipts (GDRs)
1. Bombay Stock Exchange Limited Phiroze Jeejeebhoy Towers, Dalal Street, Mumbai – 400 023 2. National Stock Exchange of India Limited "Exchange Plaza", Bandra-Kurla Complex Bandra (East), Mumbai - 400051	Societe de la Bourse de Luxembourg Societe Anonyme R.C.B 6222, B P 165 L- 2011, Luxembourg

Note: Listing fees for the year 2010-11 has been paid to Bombay Stock Exchange Ltd. and National Stock Exchange of India Ltd. Listing fees for the GDRs has been paid to Societe de la Bourse de Luxembourg for the calendar year 2010.

6 (b) Overseas Depository for GDRs : Citibank N.A
Depository Receipt Services
388, Greenwich St.
NEW YORK, NY – 10013
Tel.: +2128166649

6 (c) Domestic Custodian of GDRs : Citibank N.A.
Trent House, 3rd Floor
G-60, Bandra Kurla Complex
Bandra (East)
Mumbai – 400 051
Tel.: 91-22-40296000;
Fax: 91-22-26532205

7. Stock Code :

	Reuters	**Bloomberg**
Bombay Stock Exchange (500300)	GRAS.BO	GRASIM IN
National Stock Exchange (GRASIM)	GRAS.NS	NGRASIM IN
Luxembourg Stock Exchange (GDRs)	GRAS.LU	GRAS LX

8. Stock Price Data:

	Bombay Stock Exchange				**National Stock Exchange**				**Luxembourg Stock Exchange**		
	High	**Low (In Rs.)**	**Close**	**Avg. Vol (In Nos.)**	**High**	**Low (In Rs.)**	**Close**	**Avg. Vol (In Nos.)**	**High**	**Low (In US$)**	**Close**
Apr-09	1,848.0	1,505.5	1,778.4	7,1161	1,855.0	1,508.3	1,781.4	262,485	36.7	30.6	35.6
May-09	2,355.0	1,687.0	2,105.9	3,6005	2,350.0	1,675.0	2,103.2	168,707	47.2	34.7	45.7
Jun-09	2,670.0	2,091.0	2,310.3	4,4278	2,698.3	2,100.4	2,311.4	100,405	54.0	44.2	48.3
Jul-09	2,938.0	2,251.0	2,739.9	5,4880	2,940.0	2,250.1	2,744.0	211,778	60.0	47.3	57.3
Aug-09	2,861.0	2,451.0	2,682.1	3,3095	2,862.0	2,458.3	2,682.4	157,545	58.8	50.6	54.8
Sep-09	2,864.9	2,589.1	2,768.4	3,0205	2,864.0	2,585.0	2,773.7	160,791	59.1	53.3	57.9
Oct-09	2,805.4	2,081.1	2,180.4	7,8977	2,805.0	2,005.6	2,184.1	297,079	56.5	45.2	46.5
Nov-09	2,410.0	2,133.0	2,381.0	5,2703	2,419.0	2,131.0	2,380.9	177,159	51.0	45.9	45.9
Dec-09	2,493.0	2,339.9	2,477.7	3,0693	2,500.0	2,335.0	2,475.1	121,091	58.0	50.6	53.3
Jan-10	2,888.7	2,475.1	2,594.1	4,7053	2,889.0	2,476.0	2,599.2	201,791	62.3	54.9	56.2
Feb-10	2,771.2	2,535.5	2,697.5	3,4304	2,769.0	2,536.1	2,696.5	153,794	59.7	51.0	58.2
Mar-10	2,952.0	2,680.0	2,813.8	2,7530	2,988.0	2,680.0	2,814.9	155,391	64.4	58.2	62.6

9. Stock Performance:



Stock Performance
200
160
120
80
40
0
Apr-09
May-09
Jun-09
Jul-09
Aug-09
Sep-09
Oct-09
Nov-09
Dec-09
Jan-10
Feb-10
Mar-10
Grasim
Sensex

10. Stock Performance and Returns:

Absolute Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	105.61%	32.31%	122.80%
BSE Sensex	105.61%	32.31%	234.13%
NSE Nifty	73.76%	37.36%	157.86%

Annualised Returns (In %)

(In Percentage)	1 Year	3 Years	5 Years
GRASIM	103.28%	8.25%	14.52%
BSE Sensex	105.61%	7.13%	27.29%
NSE Nifty	73.76%	11.16%	20.86%

11. Registrar and Transfer Agents (For share transfers and other communication relating to share certificates, dividend and change of address) : In-house Share Transfer
Registered with SEBI as Category II - Share Transfer Agent vide Registration No. INR 000003688

Share Department
Grasim Industries Limited
Birlagram – 456 331, Nagda,
Madhya Pradesh
Tel: (07366) 246760-246766, 256556
Fax: (07366) 244114/246024
E-Mail: E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

12. Share Transfer System:

Share transfers in physical form are registered and returned within a period of 10 days from the date of receipt, if the documents are clear in all respects. Officers of the Company have been authorized to approve transfers upto 1000 shares in physical form under one transfer deed. One Director jointly with two Officers has been authorized to approve the transfers exceeding 1000 shares under one transfer deed.

Transfer Period (in days)	2009-10			2008-09		
	No. of transfers	No. of shares	%	No. of transfers	No. of shares	%
1 – 15	1,764	88,292	79.6	1,521	80,336	70.2
16 – 20	16	2,284	2.0	48	10,247	8.9
21 – 30	498	20,355	18.4	625	23,893	20.9
Total	**2,278**	**110,931**	**100.0**	**2,194**	**114,476**	**100.0**

13. Investor Services:

Complaints received during the year

Nature of Complaints	2009-10		2008-09	
	Received	Cleared	Received	Cleared
Relating to Transfer, Transmission, Dividend, Interest, Demat & Remat, Change of address, etc.	21	21	15	15

14. Distribution of Shareholding as on 31st March:

No. of Equity Shares held	2010				2009			
	No. of Share holders	% of Share holders	No. of Shares held	% Share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
1-100	137,955	86.93	3,879,872	4.23	147,360	87.3	4,089,791	4.5
101-200	10,801	6.81	1,561,237	1.70	11,129	6.6	1,606,595	1.8
201-500	6,613	4.17	2,065,939	2.25	6,872	4.1	2,142,908	2.3
501-1000	1,809	1.14	1,262,633	1.38	1,889	1.1	1,317,540	1.4
1001-5000	1,055	0.66	2,094,632	2.28	1,066	0.6	2,059,736	2.2
5001-10000	127	0.08	910,179	0.99	126	0.1	920,078	1.0
10001 & above	342	0.22	79,909,079	87.16	359	0.2	79,537,886	86.8
Total	158,702	100.00	91,683,571	100.00	168,801	100.0	91,674,534	100.0

15. Categories of Shareholding as on 31st March:

Category	2010				2009			
	No. of Share holders	% of Share holders	No. of Shares held	% Share holding	No. of Share holders	% of Share holders	No. of Shares held	% Share holding
Promoters & Promoter Group	23	0.0	23,381,176	25.5	23	0.0	23,089,160	25.2
Mutual Funds & UTI	161	0.1	3,998,045	4.4	152	0.1	4,430,790	4.8
FIs and Banks	187	0.1	14,153,669	15.4	213	0.1	14,726,732	16.1
FIIs	358	0.2	21,439,418	23.4	323	0.2	21,230,490	23.2
GDRs	1	0.0	9,901,495	10.8	1	0.0	9,825,787	10.7
Corporate	1,605	1.0	4,884,074	5.3	1,754	1.0	3,820,712	4.2
NRIs/OCBs	4,935	3.1	3,408,997	3.7	5,173	3.1	3,430,500	3.7
Indian Public	151,432	95.5	10,516,697	11.5	161,162	95.5	11,120,363	12.1
Total	158,702	100.0	91,683,571	100.0	168,801	100.0	91,674,534	100.0

16. Dematerialization of Shares and Liquidity : 89.73% of outstanding Equity (including 10.80% of capital in the form of Global Depository Receipts) has been dematerialized as on 31st March, 2010. Equity Shares of the Company are available for dematerialization through both the depositories viz. National Securities Depository Ltd. (NSDL) and Central Depository Services (India) Ltd. (CDSL).

ISIN for Grasim's Equity Shares - INE047A01013

ISIN for Grasim's GDR - US3887061030 CUSIP No. 388706103

17. Details on use of public funds obtained in the last three years : Not Applicable

18. Outstanding GDRs/Warrants and Convertible Bonds : 9,901,495 GDRs (Previous Year 9,825,787) are outstanding as on 31st March 2010. Each GDR represents one underlying equity share. There are no warrants/ convertible bonds outstanding as at the year-end.

19. Plant Locations:

Fibre & Pulp Plants

Staple Fibre Division
Birlagram 456 331, Nagda
Madhya Pradesh
Tel : (07366) 246760-246766
Fax : (07366) 244114 / 246024

Harihar Polyfibers & Grasilene Division
Harihar, Dist. Haveri
Kumarapatnam 581 123, Karnataka
Tel : (08373) 242171-75
Fax : (08373) 242875 (08192) 247555

Birla Cellulosic
Birladham, Kharach,
Kosamba 394120
Dist. Bharuch (Gujarat)
Tel : (02646) 270001-5
Fax : (02646) 270010, 270310

Chemical Division
Birlagram 456 331
Nagda, Madhya Pradesh
Tel: (07366) 246760-246766
Fax: (07366) 246176 / 245845 / 246097

Textiles
Vikram Woollens
GH I to IV, Ghironghi, Malanpur
Dist. Bhind (M.P.) 477117
Tel : (07539) 283602, 283603
Fax : (07539) 283339

20. Investor Correspondence:

Share Department
Grasim Industries Limited
Registered Office: Birlagram – 456 331, Nagda (M.P.)
Tel: (07366) 246760-246766, 256556
Fax: (07366) 244114/246024
E-Mail ID for Share Deptt.: shares@adityabirla.com
E-Mail ID for Investor Complaints: grasimshares@adityabirla.com

21. Per Share Data:

	2009-10#	2008-09	2007-08	2006-07	2005-06
Net Earning (Rs. Crs.) @	1756.0	1648.0	2001.9	1498.7	859.1
Cash Earning (Rs. Crs.) @	2185.5	2362.4	2364.8	1814.8	1123.7
EPS (Rs) @	191.5	179.7	218.3	163.5	93.7
EPS Growth (%)	6.6	(17.7)	33.5	74.5	(8.9)
CEPS (Rs.) @	238.3	257.7	257.9	197.9	122.6
Dividend Per Share (Rs.)	30.0	30.0	30.0	27.5	20.0
Dividend Payout (%)	17.6	19.2	15.8	19.2	24.3
Book Value Per Share (Rs.)	779.2	1033.3	887.5	679.0	542.9
Price to Earning*	14.7	8.8	11.8	12.8	22.0
Price to Cash Earnings*	11.8	6.1	10.0	10.6	16.8
Price to Book Value*	3.6	1.5	2.9	3.1	3.8

* *Based on Stock Price as on 31st March*

@ *Before exceptional / extra ordinary items*

Grasim's Cement business demerged into Samruddhi Cement Ltd. w.e.f. 1st October, 2009. Hence, not comparable with earlier years.

22. OTHER USEFUL INFORMATION FOR SHAREHOLDERS

Unpaid/Unclaimed Dividends

1. In terms of Section 205A of the Companies Act, 1956, unclaimed equity dividend up to and including Financial Year 1994-95 has been transferred to the General Revenue Account of the Central Government. Shareholders who have so far not claimed or collected their dividend for the said financial year(s), may claim the same from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, 'A' Block, Jayendraganj, Gwalior 474009 (M.P.) by submitting an application in Form II of the Companies Unpaid (Transfer to General Reserve Account of the Central Government) Rules, 1978.
2. Pursuant to Sections 205A & 205C of the Companies Act, 1956, unclaimed equity dividend for the financial years 1995-96 to 2001-2002 has been transferred by the Company to the Investor Education & Protection Fund (IEPF) constituted by the Central Government. No claim by the Shareholders shall lie against IEPF in respect of the said unclaimed amount.
3. Shareholders are advised that dividends for the financial year 2002-2003 onwards, which remains unpaid / unclaimed over a period of 7 years, is to be statutorily transferred by the Company to IEPF. Shareholders who have not claimed the dividend for this period are requested to lodge their claim with the Company, as once unclaimed dividend is transferred to IEPF, no claim by the Shareholders shall lie in respect thereof against IEPF or the Company.

ECS Facility

The Company uses "Electronic Clearing Service" (ECS) facility for remitting dividend to its shareholders wherever available.

In terms of a notification issued by the Reserve Bank of India, with effect from 1st October, 2009, remittance of dividend through ECS is replaced by "National Electronic Clearing Service" (NECS). Banks have been instructed to move to the NECS platform. The advantages of NECS over ECS include faster credit of remittance to the beneficiary's account, coverage of more bank branches and ease of operations.

NECS essentially operates on the new and unique bank account number, allotted by banks post implementation of Core Banking Solutions (CBS) for centralised processing of inward instructions and efficiency in handling bulk transactions.

To enable remittance of dividend through NECS, Members are requested to provide their new account number allotted to them by their respective banks after implementation of CBS. The account number must be provided to the Company in respect of shares held in physical form and to the Depository Participants in respect of shares held in electronic form.

Shareholders holding shares in physical form are requested to provide details of their bank account for availing ECS facility in the form attached to the Notice of the Annual General Meeting. However, if the shares are held in dematerialized form, the ECS mandate has to be communicated to the respective Depository Participant (DP). Changes, if any, in the details furnished earlier may also be communicated to the Company or DP, as the case may be.

Share Transfer / Dematerialization

1. Share transfer requests are acted upon within 10 days from the date of their receipt at the Share Department. In case no response is received from the Company within 30 days of lodgement of transfer request, the lodger should immediately write to the Share Department of the Company with full details so that necessary action could be taken to safeguard interest of the concerned against any possible loss/interception during postal transit.

2. Dematerialization requests duly completed in all respects are normally processed within 7 days from the date of receipt at the Share Department of the Company.

3. Equity Shares of the Company are under compulsory demat trading by all investors with effect from 5th April, 1999. Considering the advantages of scripless trading, shareholders are requested to consider dematerialization of their shareholding, so as to avoid inconvenience in future.

4. Investors / Shareholders are requested to kindly note that if physical documents viz Demat Request Form (DRF), Share Certificates etc. are not received from their DP's by the Company within a period of 15 days from the date of generation of the DRN for dematerialization, the DRN will be treated as rejected / cancelled. This step is being taken on the advice of National Securities Depository Limited (NSDL) so that no demat request remains pending beyond a period of 21 days. Upon rejection / cancellation of the DRN, a fresh DRF with new DRN has to be forwarded along with period of 21days. Upon rejection / cancellation of the DRN, a fresh DRF with new DRN has to be forwarded along with the Share Certificates by the DP's to the Company. This note is only to caution investors/shareholders that they should ensure that their DP's do not delay in sending the DRF and share certificates to the Company after generating the DRN.

5. The Securities and Exchange Board of India (SEBI) vide circular ref. no. MRD/DoP/Cir-05/2007 dated April 27, 2007 made PAN mandatory for all securities market transactions. Thereafter, vide Circular no. MRD/DoP/Cir-05/2009 dated May 20, 2009, SEBI has clarified that for securities market transactions and off-market/ private transactions involving transfer of shares in physical form of listed companies, it shall be mandatory for the transferee(s) to furnish copy of PAN Card to the Company/ RTAs for registration of such transfer of shares.

   SEBI has further clarified that it shall be mandatory to furnish a copy of PAN in the following cases:

   a) Deletion of name of the deceased shareholder(s), where the shares are held in the name of two or more shareholder(s).

b) Transmission of shares to the legal heir(s), where deceased shareholder was the sole holder of shares.

c) Transposition of shares- when there is a change in the order of names in which physical shares are held jointly in the names of two or more shareholders.

Correspondence with the Company

Shareholders / Beneficial Owners are requested to quote their Folio No. / DP & Client ID Nos., as the case may be, in all correspondence with the Company. All correspondence regarding shares of the Company should be addressed to the Share Department of the Company at its Registered Office at Birlagram, Nagda - 456331 (M. P.) and not to the Corporate Finance Division or to any other office(s) of the Company. Shareholders can send such correspondence, which do not require signature verification for processing, through E-mail on "shares@adityabirla.com".

Shareholders can lodge their complaints on E-Mail ID: **grasimshares@adityabirla.com**

Non-Resident Shareholders

Non-resident Shareholders are requested to immediately notify the following to the Company in respect of shares held in physical form and to their DPs in respect of shares held in dematerialized form: -

- Indian address for sending all communications, if not provided so far;
- Change in their residential status on return to India for permanent settlement;
- Particulars of the Bank Account maintained with a bank in India, if not furnished earlier;
- RBI Permission number with date to facilitate prompt credit of dividend in their Bank Accounts;
- E-mail ID and fax no.(s), if any.

General Information

1. In terms of the regulations of NSDL & CDSL, bank account details of beneficial owners of shares in demat form will be printed on the dividend warrants as furnished by the Depository Participant. The Company will not entertain requests for change of such bank details printed on their dividend warrants. In case of any changes in your bank details, please inform to your DP now /immediately.

2. Shareholders holding shares in physical form are requested to notify to the Company, change in their address / Pin Code number and Bank Account details promptly by written request under the signatures of sole / first joint holder.

   Beneficial Owners of shares in demat form are requested to send their instructions regarding change of name, change of address, bank details, nomination, power of attorney, change in email address, etc. directly to their DP as the same are maintained by the DPs.

3. To prevent fraudulent encashment of dividend warrants, members are requested to provide their Bank Account Details (if not provided earlier) to the Company (if shares are held in physical form) or to DP (if shares are held in demat form), as the case may be, for printing of the same on their dividend warrants.

4. In case of loss/misplacement of shares, investors should immediately lodge a FIR/Complaint with the police and inform to the Company along with original or certified copy of FIR / Acknowledged copy of Police complaint.

5. For expeditious transfer of shares, shareholders should fill in complete and correct particulars in the transfer deed. Wherever applicable, registration number of Power of Attorney should also be quoted in the transfer deed at the appropriate place.

6. Shareholders are requested to keep record of their specimen signature before lodgement of shares with the Company to obviate possibility of difference in signature at a later date.
7. Shareholders of the Company who have multiple accounts in identical name(s) or holding more than one Share Certificate in the same name under different Ledger Folio(s) are requested to apply for consolidation of such Folio(s) and send the relevant Share Certificates to the Company.
8. Section 109A of the Companies Act, 1956 extends nomination facility to individuals holding shares in physical form in companies. Shareholders, in particular, those holding shares in single name, may avail the above facility by furnishing the particulars of their nominations in the prescribed Nomination Form, which can be downloaded from the website of the Company or obtained from the Share Department of the Company by sending written request through any mode including e-mail on **"shares@adityabirla.com"**.
9. Members are requested to visit the Company's website '**www.grasim.com**' for –
   - information on investor services offered by the Company.
   - downloading of various forms/formats viz. Nomination form, ECS Mandate form, formats of Affidavits and Indemnity Bonds, etc.
10. Shareholders are requested to provide their email address so as to enable the Company to update them on the Company's performance.
11. Shareholders are requested to give us their valuable suggestions for improvement of our investor services.

Corporate Social Responsibility Policy

For us in the Aditya Birla Group, reaching out to underserved communities is part of our DNA. We believe in the trusteeship concept. This entails transcending business interests and grappling with the "quality of life" challenges that underserved communities face, and working towards making a meaningful difference to them.

Our vision is - "to actively contribute to the social and economic development of the communities in which we operate. In so doing build a better, sustainable way of life for the weaker sections of society and raise the country's human development index" (Mrs. Rajashree Birla, Chairperson, Aditya Birla Centre for Community Initiatives and Rural Development).

Implementation process: Identification of projects

All projects are identified in a participatory manner, in consultation with the community, literally sitting with them and gauging their basic needs. We recourse to the participatory rural appraisal mapping process. Subsequently, based on a consensus and in discussion with the village panchayats, and other influentials, projects are prioritized.

Arising from this, the focus areas that have emerged are Education, Health care, Sustainable livelihood, Infrastructure development, and espousing social causes. All of our community projects are carried out under the aegis of The Aditya Birla Centre for Community Initiatives and Rural Development.

In **Education,** our endeavour is to spark the desire for learning and knowledge at every stage through • Formal schools • Balwadis for elementary education • Quality primary education • Aditya Bal Vidya Mandirs • Girl child education • Adult education programmes.

In **Health care** our goal is to render quality health care facilities to people living in the villages and elsewhere through our Hospitals. • Primary health care centres • Mother and Child care projects • Immunization programmes with a thrust on polio eradication • Health care for the visually impaired, and physically challenged • Preventive health through awareness programmes.

In **Sustainable Livelihood** our programmes aim at providing livelihood in a locally appropriate and environmentally sustainable manner through • Formation of Self Help Groups for women empowerment • Vocational training through Aditya Birla Rural Technology Parks • Agriculture development and better farmer focus • Watershed development • Partnership with Industrial Training Institutes.

In **Infrastructure Development** we endeavour to set up essential services that form the foundation of sustainable development through • Basic infrastructure facilities • Housing facilities • Safe drinking water • Sanitation & hygiene • Renewable sources of energy.

To bring about **Social Change**, we advocate and support • Dowryless marriage • Widow remarriage • Awareness programmes on anti social issues • De-addiction campaigns and programmes • Espousing basic moral values.

Activities, setting measurable targets with timeframes and performance management.

Prior to the commencement of projects, we carry out a baseline study of the villages. The study encompasses various parameters such as – health indicators, literacy levels, sustainable livelihood processes, population data - below the poverty line and above the poverty line, state of infrastructure, among others. From the data generated, a 1-year plan and a 5-year rolling plan are developed for the holistic and integrated development of the marginalized. These plans are presented at the Annual Planning and Budgeting meet. All projects are assessed under the agreed strategy, and are monitored every quarter, measured against targets and budgets. Wherever necessary, midcourse corrections are affected.

Our Vision is "to actively contribute to the social and economic development of the communities in which we operate. In so doing build a better, sustainable way of life for the weaker sections of society and raise the country's human development index"

– Mrs. Rajashree Birla

Organizational mechanism and responsibilities

The Aditya Birla Centre for Community Initiatives and Rural Development provides the vision under the leadership of its Chairperson, Mrs. Rajashree Birla. This vision underlines all CSR activities. Every Manufacturing Unit has a CSR Cell. Every Company has a CSR Head, who reports to the Group Executive President (Communications & CSR) at the Centre. At the Company, the Business Director takes on the role of the mentor, while the onus for the successful and time bound implementation of the projects is on the various Unit Presidents and CSR teams. To measure the impact of the work done, a social satisfaction survey / audit is carried out by an external agency.

Partnerships

Collaborative partnerships are formed with the Government, the District Authorities, the village panchayats, NGOs and other like-minded stakeholders. This helps widen the Company's reach and leverage upon the collective expertise, wisdom and experience that these partnerships bring to the table.

In collaboration with FICCI, we have set up Aditya Birla CSR Centre for Excellence to make CSR an integral part of corporate culture.

The Company engages with well established and recognized programs and national platforms such as the CII, FICCI, ASSOCHAM to name a few, given their commitment to inclusive growth.

Budgets

A specific budget is allocated for CSR activities. This budget is project driven.

Information dissemination

The Company's engagement in this domain is disseminated on its website, Annual Reports, its house journals and through the media.

Management Commitment

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care. We believe and act on an ethos of generosity and compassion, characterized by a willingness to build a society that works for everyone. This is the cornerstone of our CSR policy.

Our Corporate Social Responsibility policy conforms to the Corporate Social Responsibility Voluntary Guidelines spelt out by the Ministry of Corporate Affairs, Government of India in collaboration with FICCI (2009).

Towards inclusive growth

A snapshot of your Company's work

Your Company's CSR activities extend to 402 villages and 36 urban slums, in proximity to its plants, across the country.

Health Care

We reached out to 1,47,44 villagers at the medical camps for general health checkups and 33,670 villagers in the remotest areas through our rural mobile medical van services. Those afflicted with serious ailments were referred to our hospitals.

At the eye camps organized by us, 3,121 patients were treated, of which 545 were operated for cataract and 400 persons were provided with spectacles for better sight.

At the medical camps organized for the physically challenged, 118 patients who were given artificial limbs, can now walk. The Special Day Care Centre for differently abled children at Nagda has been recognized by the Government as the block resource centre.

222 patients underwent cleft lip surgeries.

More than 1,160 patients were treated for oral health problems..

The DOTS centre at Kotputli continues to treat patients with TB. In Nagda through a series of TB awareness programmes, we sensitized 4,677 persons in the urban slums.

Nearly 6,500 villagers benefited from the speciality medical camps organized for cardiac checkup, skin diseases, arthritis and other health problems.

Mother and Child Health Care

We immunized 60,951 children against polio, and 9,080 children against other diseases like malaria, typhoid and hepatitis-B.

More than 27,500 women took advantage of the anti-natal, post natal, mass immunization, nutrition and escort services for institutional delivery. These are core activities of the Reproductive and Child Health programmes.

The focused programme on adolescent health care covered 1,326 girls.

As a result of our intensive motivation drives towards responsible family raising 1,153 villagers opted for planned families.

Education

Over 938 children were enlisted this year at our Balwadis. Additionally, we were able to enlist 661 children to the local schools in Kharach and Malkhed.

To encourage the spirit of excellence, 287 children from our adopted rural schools were awarded scholarships.

To focus on the girl child, several of our units support the cause of Girl child education through the Kasturba Gandhi Balika Vidhyalayas(KGVB)-residential schools for girls.

More than 15 education centres across Rawan and Kharia Khangar are running to provide bridge education to girls who had dropped out from the education stream, mid-way. So far, 215 girls have been successfully placed in KGBVs and other Government schools.

Over 124 people have joined our adult literacy classes at Rajashree cement and Nagda.

More than 2,697 students of various Government schools were provided with school bags, notebooks, stationery and utensils for mid-day meal support.

At the Kagina Industrial Training Centre, which we are running at Malkhed, 171 students have been trained as fitters, welders, electronic, electric and mechanical repairmen and have been successfully placed. This centre is recognized by the Department of Employment & Training of the Government of Karnataka.

Our talent search programme 'Pratibha Karanji' drew 362 children from different schools in Malkhed.

Our talent search programme 'Pratibha Karanji' drew 243 children from different schools in Harihar.

Our teacher training programme in Gujarat benefitted 49 teachers.

Safe drinking water and sanitation

The installation of the Reverse Osmosis Plants and water tanks has had a dramatic impact on the health status of the villagers. More than 35,000 people have access to safe drinking water.

Under the Nirmal Gram Yojana, the Company facilitated the construction of 224 individual toilets in villages around Kharach and Nagda.

Sustainable Livelihood

As part of our endeavours towards renewable energy, 124 bio-gas units have been set up in villages around Nagda.

Immunized 14,910 animals in animal husbandry and other veterinary camps.

The exposure trips of farmers to various cropping techniques at Nagda and Harihar covered 432 farmers.

The farm based income generation covered 127 farmers.

Giving impetus to organic farming Neemuch, Kharach and Nagda created 42 new units.

The dairy at Nagda provides marketing support to several milk collection centres in the villages.

Self Help Groups and Income Generation

Our 284 self help groups empower 3,000 rural households financially and socially. Most of these groups have been linked with the economic schemes of NABARD and the District Industries Centre.

At the various tailoring centres across all the units, 788 women were trained. The Ansuya Kendra at Birla Cellulosic, Kharach, started with an objective of rural women, particularly those from BPL families, scheduled tribes and scheduled castes to be self reliant, is one such centre that has enabled empowerment of 1,380 women so far.

Vocational training programmes in 36 different trades were conducted for 1,868 youngsters. Among these were two-wheeler repairing, driving, domestic electric fitting, electric motor rewinding, mobile repairing, training on refrigeration, computer training and beauty parlour courses.

Infrastructure Development

The 4 dams constructed at Nagda on the river Chambal have played a major role in limiting the adverse situation arising out of water scarcity not only for the two townships of Nagda and Khachrod for drinking water but also for the Rural populace as well. It brings succour to nearly a lakh people.

For the schools around Chittaurgarh 8 roof rain water harvesting structures were constructed.

A Community hall has been provided for Segwa village in Neemuch to facilitate informative and cultural exchanges among communities.

Your company constructed as well as renovated school buildings, boundary walls, anganwadi centres, panchayat office, PHC Centre and cattle sheds at its Harihar, Neemuch, Chittaurgarh, Kharia Khangar, Rawan and Kotputli plants.

We repaired the village approach roads at Rawan and Chittaurgarh.

At the Navjeevan Gaushala at Kharia Khangar, 3,500 cattle were vaccinated. The vermin compost pits produce manure which is supplied to farmers. The Gaushala also serves as a demonstration site for better bred cattle and farming practices.

Social Welfare

Under the mass marriage programme we reached out to 224 couples.

We helped 1,200 new beneficiaries at Reddipalyam, Nagda and Rawan access Government pension funds for old age, widows and the physically handicapped. Other social security programmes were facilitated by us.

The drug de-addiction campaign organized at Grasim Cement, Bhatinda was attended by 8,000 people. Of these, 250 addicts have been cured and successfully rehabilitated.

At the weeklong Yoga and sanskar classes organized for school children at Malkhed and Nagda, over a 1,624 children participated.

Our Board of Directors, our Management and all of our employees subscribe to the philosophy of compassionate care and to the upliftment of our rural societies.


TE CORP RATE
New Delhi

Shri R. K. Shah receiving TERI CSR AWARD for Aditya & Vikram Cement from Hon. President of India HE Smt. Pratibha Devi Singh Patil



Eye Operation Camps for Villagers at Harihar



Shri. S. Kulkarni Sr. Executive President receiving the ASIAN CSR Award for Grasim Pulp & Fibre Business



जिला प्रशासन चित्तौड़गढ़ (राज.)

स्वाधीनता-दिवस समारोह , 2009

प्रशस्ति पत्र

आदित्य सीमेन्ट वर्क्स, आदित्यपुरम, सावा

को उनके द्वारा नेत्र चिकित्सा एवं परिवार कल्याण के वृहत शिविर आयोजित करने तथा रोडवेज बस स्टेण्ड के आधुनिकरण हेतु सहयोग राशि दिये जाने के उपलक्ष में सम्मान स्वरूप यह प्रशस्ति पत्र प्रदान किया जाता है।

(डॉ. समित शर्मा)
जिला कलेक्टर
चित्तौड़गढ़

15 अगस्त, 2009

Grasim

The challenges that the world faces on environment conservation, are indeed alarming. Just to highlight a few – climate change, the severity of droughts and floods, their impact on rain fed agriculture, the emission of greenhouse gases and our ability to pursue sustainable development. We in India are no exception to these issues. Environment conservation and sustainable development are continuously on your Company's radar. Hence these are integrated into its business strategies as well as its efforts towards fostering inclusive growth through its rural development and community initiatives.

All of your Company's plants in the Cement, Viscose Staple Fibre, Pulp and Textile businesses are ISO-14001 EMS certified. Most of the Plants are also OHSAS-18001 and SA-8000 certified. The OEKO TEX-100 certification by BTTG, UK testifies that all products manufactured under the Birla Cellulosic brand confirm to the highest ecological parameters established for products that touch the skin. This certification also endorses the fact that Birla Cellulosic is devoid of any harmful substance.

Towards green house gas reduction, your Company's plant at Kharach has taken on three Clean Development Mechanism (CDM) projects. These have been approved by the Ministry of Environment and Forest (MoEF) and their validation is underway.

Your Company's Cement business has already earned carbon credits.

At your Company's **Pulp Plant**, waste is reclaimed as biogas. This is used in the lime kiln and hot air generators, substituting furnish oil and light diesel oil to a large extent. Besides lowering the fuel consumption this initiative has resulted in cutting down the emission of greenhouse gas.

At **VSF Plants**, treated effluent is used for irrigation and better crop yields. For the year under review over 3,790 Bighas of farm land has been irrigated.

At your Company's plant in Kharach, we have taken major initiatives to bring the fresh water consumption down by 3 million liters every day. We have successfully reduced water usage by 1 million liters a day. We are optimistic that by FY-2011, we should be able to attain this target.

Your Directors are pleased to inform you that at your Company's Plant in Kharach we initiated the development of mangroves in 10 hectare area at the creek of the river Kim (Kharach near Baroda). Your Company has enlisted the support of a Surat based NGO named Kantha Vistar Satatyapurna Sangh.

On energy conservation measures at your Company's Malanpur Plant, we are pleased to share with you that we have managed to save over 950 units of power consumption per day through the reuse of vacuum pump circulating water and the installation of LED power saving lighting, coupled with optimization in the moisture control plant (humidification plant) and the chiller operation.

Your Company is a voluntary member of the Cement Sustainability Initiative (CSI). The CSI sets common measures and is a knowledge networking forum on environmental impact issues. Your Company's sustainable development program is in sync with the parameters of the CSI.

Your Company's **Cement plants** continue to validate its energy efficiency, kiln reliability and productivity based on data from Global Benchmarking Surveys, conducted annually by Whitehopleman – an independent UK based consulting firm.

Your Company's thrust on use of alternate fuels is gaining momentum. We have been continuing our efforts to reduce consumption of fossil fuels by substituting these with wastes from other industries. It is difficult for the waste generating industries to safely dispose these wastes generated and the only other choice is through incineration.

We have saved using coal by recoursing to alternate fuels such as processed municipal solid waste, agro waste, tyre chips and used polythene and plastics. In 2009-10, we substituted the use of natural resources with 32,000 tons of waste materials as fuel, equivalent to 16,000 tons of coal burning, thereby reducing the impact of environmental damage. We are building competency and installing machinery at our plants to handle waste fuels in the most eco-friendly manner.

Your Company has developed and implemented measures to monitor and reduce green house gas (GHG) emissions from its manufacturing operations. The GHG emission details and mitigation plan are being audited by KPMG as Independent Third Party Auditors. This is work-in-progress. We expect to publish their findings in the 3rd quarter of

FY 2010-11. Whatever course correction or innovative suggestions emanate from the report, will be implemented. Their findings will be published by mid 2010-11.

Rain water harvesting continues to be a priority area. Water bodies in the catchment areas for rainwater storage and ground water recharging have been set up. At the same time in shopping complexes, hospital roofs, school and mine offices at our plant locations, rain water harvesting system has been instituted. This effectively recharges rain water in the bore wells and helps maintain ground water levels.

The greenbelt at our plants is simply awesome. Collectively, over 20 lakhs trees, line our plants. At Nagda, the greenbelt covers more than 76% of the industrial complex, at your Company's plant at Kharach, ayurvedic gardens and floriculture beautifully dots the horizon. At some points, you cannot even see the skyline. Only the leaves and the flowers and hear the cacophony of the birds. When you walk through this wooded ambience, you can never imagine that there would be a plant in the midst of nature. Our Board, our Management and all of our colleagues are committed to living in harmony with nature.



Overview of Grasim Staple Fibre Plant at Nagda



Farming by Treated Effluent at Nagda

Dear Shareholders,

Your Directors have pleasure in presenting the 63rd Annual Report and Audited Accounts of the Company for the year ended 31st March, 2010.

The two major strategic steps taken by your Company during the year are the Demerger of Cement business into a separate subsidiary and the sale of Sponge Iron business.

DEMERGER OF CEMENT BUSINESS

As you are aware, your Company had embarked on a restructuring exercise under which the Cement Business has been demerged into Samruddhi Cement Limited (Samruddhi), a subsidiary of your Company, pursuant to a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 w.e.f 1st October, 2009, being the Appointed Date fixed for this purpose. In consideration, Samruddhi shall issue 1 (one) equity share of the face value of Rs. 5/- credited as fully paid up, to you for every equity share you hold in the Company as on 28th May, 2010, being the Record Date fixed for this purpose. This would be in addition to the shares held by you in the Company as of the Record Date. Consequently, the shareholding of your Company in Samruddhi will get diluted to about 65%. The demerger allows you, the shareholders of the Company, to participate directly in a focussed entity engaged in the cement business, in a manner such that the Company's parentage and control continues. The Scheme has become effective on 18th May, 2010, having received the regulatory approvals, interalia, the sanction of the Hon'ble High Court of Madhya Pradesh, Indore and Hon'ble High Court of Gujarat, Ahmedabad.

SALE OF SPONGE IRON BUSINESS

With a view to have increased focus on its core businesses, your Company sold off its Sponge Iron Business. The sale was completed on 22nd May, 2009.

MERGER OF SAMRUDDHI CEMENT LIMITED WITH ULTRATECH CEMENT LIMITED

The Board of Directors of UltraTech Cement Limited (UltraTech) and Samruddhi, your Company's subsidiaries, have decided to amalgamate Samruddhi with UltraTech under a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, 1956, subject to necessary approvals w.e.f. 1st July, 2010, being the Appointed Date fixed for the purpose. In terms of the Scheme, the shareholders of Samruddhi will receive 4 (four) equity shares of UltraTech of the face value of Rs.10 each, credited as fully paid up, for every 7 (seven) equity shares of Samruddhi of the face value of Rs.5 each held on the record date to be fixed for the purpose.The Scheme is pending for sanction before the Hon'ble High Courts of Bombay and Gujarat.

These initiatives which will yield rich dividends in the long run and lay a strong foundation for the future growth of your Company, have been elaborated in the Chairman's letter to you.

FINANCIAL PERFORMANCE

Your Company has reported improved results on the back of superior performance from both of its core businesses, viz., Cement and Viscose Staple Fibre. While the Cement business has performed well, supported by higher output from the new capacities including captive power plants, the VSF business recovered from the extreme downturn of the last year and showed an impressive performance.

The business-wise performance, review, outlook and strategy have been spelt out in depth in the Management Discussion and Analysis section, which forms part of this Annual Report.

(Rs. in Crores)

	Consolidated		Stand-alone		
	2009-10	*2008-09*	**2009-10**		*2008-09*
			As reported	**Re-stated #**	
Gross Turnover	**21,710.48**	**20,324.93**	**8,841.79**	**13,587.49**	**12,097.87**
Gross Profit	*5,987.72*	*4,472.36*	*2,851.92*	*4,009.90*	*2,704.81*
Less: Depreciation	994.71	865.78	351.14	564.26	456.97
Profit before Tax and Exceptional Item	**4,993.01**	**3,606.58**	**2,500.78**	**3,445.64**	**2,247.84**
Tax Expenses	1,570.48	991.37	744.75	1,042.02	599.88
Profit after Tax from Ordinary Activities	**3,422.53**	**2,615.21**	**1,756.03**	**2,403.62**	**1,647.96**
Extraordinary Item					
Profit on sale of Sponge Iron unit	336.07	–	336.07	336.07	–
Profit after Tax after Extraordinary activities	3,758.60	2,615.21	2,092.10	2,739.69	1,647.96
Add: Share in Profit / (Loss) of Associates	51.05	15.91	–	–	–
Less: Minority Interest	714.12	444.46	–	–	–
Net Profit	**3,095.53**	**2,186.66**	**2,092.10**	**2,739.69**	**1,647.96**
Amount transferred on Change in Stake in Subsidiaries / Joint Ventures	–	47.40	–		–
Debenture Redemption Reserve written back	39.83	36.08	5.00		–
Balance brought forward from Previous Year	3,406.07	1,780.16	2,180.97		1,064.41
Surplus available for Appropriation	**6,541.43**	**4,050.30**	**4,278.07**		**2,712.37**
Appropriation:					
Reserve Fund	0.68	2.25	–		–
General Reserve	2,700.00	300.00	1,750.00		200.00
Debenture Redemption Reserve	12.50	15.00	–		15.00
Proposed Dividend	275.05	275.02	275.05		275.02
Corporate Tax on Dividend	53.97	51.96	33.95		41.38
Balance carried to Balance Sheet	3,499.23	3,406.07	2,219.07		2,180.97
	6,541.43	**4,050.30**	**4,278.07**		**2,712.37**

The re-stated figures are before giving effect to the demerger of the Cement business of your Company to Samruddhi Cement Limited (a subsidiary) ("Samruddhi") with effect from 1st October, 2009 for better comparison with the previous year.

At the consolidated level, on account of the demerger of the Cement Business, while there is no change in the Revenue and Operating Profit of the Company, Net Profit after minority share stands at Rs.3,096 crores. Net Profit after minority share has been impacted due to the differential tax rate and minority share (35%) of Samruddhi, representing shares to be issued to Grasim's shareholders in terms of the demerger scheme.

DIVIDEND

Your Board has recommended a dividend of Rs.30 per share, subject to your approval. The total outflow on account of the dividend (inclusive of the Corporate Tax on Dividend) would be Rs.309 crores.

Additionally, the Board of Directors of Samruddhi, has proposed a dividend of Rs.1.75 per share for the six-month period ended 31st March, 2010. Each Grasim shareholder will be receiving one equity share of Rs. 5 in Samruddhi for every one share held in Grasim on the record date (28th May, 2010), in line with the demerger scheme.

EMPLOYEE STOCK OPTION SCHEME (ESOS)

During the year, 52,956 Options were vested in the eligible employees of the Company.

The details of Employee Stock Options granted pursuant to the Employee Stock Option Scheme - 2006 (ESOS - 2006), as also the disclosures in compliance with Clause 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme) Guidelines, 1999, are set out in the Annexure 'A' to this Report.

DEBENTURES AND TERM LOANS

Your Company has raised long term loans (Non-Convertible Debentures) aggregating Rs.200 Crores to meet the requirements of capital expenditure and other approved purposes. Term loans aggregating Rs.312 Crores were repaid during the year.

AWARDS & ACCOLADES

Your Company has earned several honours. Some of the significant accolades received include:

- *Asian CSR Award 2009 in Health category : Pulp & Fibre Units at Nagda, Kharach and Harihar*
- *Best Fuel Efficient Boiler Award (2nd Prize) from Department of Factories and Boilers, Government of Karnataka : Grasilene Division, Harihar*
- *National Safety Award – CSA for Outstanding Performance in Industrial Safety as Winner for 2007, based on Accident Free Year : Chemical Division, Nagda*
- *National Safety Award – PAC for Outstanding Performance in Industrial Safety as Winner for 2007, based on Accident Free Year : Chemical Division, Nagda*
- *National Safety Award – MC 1 for Outstanding Performance in Industrial Safety as Runner up for 2007, based on Accident free Year : Chemical Division, Nagda*
- *National Award for Excellence in Water Management from CII : Chemical Division, Nagda*

RESEARCH AND DEVELOPMENT

In an increasingly competitive business environment, your Company recognizes the importance of Research & Development (R&D) to maintain its leadership position. To further its competitive edge through product innovations and quality upgradation as part of its customer-centric endeavors, your Company pursues a focused R&D strategy. Its R&D efforts also aim at ensuring cost optimization and environment protection.

The plan to set up a state of the art Wood and Pulp Research Centre at Harihar, Karnataka had been earlier shared with you. The Research Centre with a Pilot plant is expected to become operational by July, 2010. While the full fledged facility is in the process of being set up, the Research Centre has already taken up several studies in the area of Pulping. This will help in further improving the quality and resolve certain process related issues, etc. Birla Research Institute (BRI), is engaged in developing a process for producing a novel non woven product based on solvent spinning process. They are also working on developing a process for manufacturing high end textile applications. One of the innovative products developed for non woven application has been approved by leading customers. However, further fine tuning of process is underway for commercialization. The Textile Research & Application Development Centre (TRADC) has been able to provide several customers, solutions to intrinsic technology related problems in wet processing, spunlace non-woven system, OE spinning and Vortex spinning system. These have helped our customers immensely in their operations. TRADC has been constantly developing various new blends with viscose to produce superior quality fabrics. It is currently working with leading institutes to produce extra soft knitted fabrics using viscose fibres of various generations.

HUMAN RESOURCES

Your Company continuously strives to foster a culture of high performance. Your Management has infused a lot of rigor and intensity in its people development processes and in honing skill sets. Its HR processes are absolutely aligned to organizational goals.

The implementation of People Soft HRMS (Human Resource Management System), the variable pay plan and job bands have been institutionalized.

Ongoing learning, refreshing HR systems in line with global benchmarks, aligning rewards and recognition with performance, have enabled your Company sustain its reputation of a meritocratic organization.

The Group's Corporate Human Resources function has played and continues to play an integral role in your Company's Talent Management Processes.

CORPORATE GOVERNANCE

Your Company fully adheres to the standards set out by the Securities and Exchange Board of India for Corporate Governance practices and has implemented all of its stipulations. As required by Clause 49 of the Listing Agreement of Stock Exchanges, a detailed report on Corporate Governance forms part of this Annual Report. The Company's Statutory Auditor's Certificate dated 20th May, 2010 in terms of Clause 49 of the Listing Agreement is annexed to and forms part of the Directors' Report.

DIRECTORS' RESPONSIBILITY STATEMENT

As stipulated in Section 217(2AA) of the Companies Act, 1956, your Directors subscribe to the "Directors' Responsibility Statement" and confirm that:-

i) in the preparation of the annual accounts, the applicable accounting standards have been followed along with proper explanation relating to material departures;

ii) the Directors have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year and of the profit or loss of the Company for that period;

iii) the Directors have taken proper and sufficient care of the maintenance of adequate accounting records in accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

iv) the Directors have prepared the annual accounts on a going concern basis.

SUBSIDIARY COMPANIES

UltraTech Cement Limited, your Company's key subsidiary, clocked a gross turnover of Rs.7,729 crores, representing a 8% growth, driven chiefly by higher sales volumes. Profit before interest, depreciation and tax rose by 16% at Rs.2,094 crores. Profit after tax at Rs.1,093 crores was up by 12%, after providing for interest of Rs.118 crores, depreciation of Rs.388 crores and tax of Rs.495 crores. Cash profit was higher by 7% at Rs.1,589 crores.

During the year under review, your Company has transferred w.e.f. 1st October, 2009, the Company's Cement business, as a going concern, to its separate subsidiary, Samruddhi Cement Limited. In its first accounting period commencing from 4th September, 2009 and ending on 31st March 2010, Samruddhi Cement Limited has posted a net profit of Rs. 618 crores.

Your Company had applied to the Government of India, Ministry of Corporate Affairs, New Delhi for seeking exemption u/s 212 (8) of the Companies Act, 1956 from attaching a copy of the Balance Sheet, Profit and Loss Account, Directors' Report, Auditors' Report, etc. of the subsidiary companies to the Annual Report of the Company. In terms of exemption approval dated 14th May, 2010 granted by the Central Government, the copy of Balance Sheet, Profit and Loss Account, Directors' Report, Auditors' Report, etc. of the subsidiary companies are not required to be attached with the Annual Report of the Company. However, the related information of the Annual Accounts of the subsidiary companies will be made available to the investors of the Company and of the subsidiary companies, who seek such information at any point of time and would also be posted on the Company's website. The Annual Accounts of the subsidiary companies will also be kept for inspection by any investor at the Registered Office of the Company and that of the subsidiary companies concerned. As per the terms of exemption approval granted by the Central Government, a gist of the financial performance of the Subsidiary Companies is given in this Annual Report.

CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared by your Company in accordance with the applicable Accounting Standards (AS-21, AS-23 and AS-27) issued by the Institute of Chartered Accountants of India. Together with the Auditors' Report, these form part of the Annual Report.

PARTICULARS AS PER SECTION 217 OF THE COMPANIES ACT, 1956

Information on Conservation of Energy, Technology Absorption and Foreign Exchange Earnings and Outgo, stipulated under Section 217(1)(e) of the Companies Act, 1956 is set out in a separate statement, attached to this report (Annexure 'B') and forms part of it.

In accordance with the provisions of Section 217(2A) read with the Companies (Particulars of Employees) Rules, 1975, the names and other particulars of employees are to be set out in the Directors' report, as an addendum thereto. However, in tandem with the provisions of Section 219(1)(b)(iv) of the Companies Act, 1956, the Report and Accounts as set out therein, are being sent to all members of the Company excluding the aforesaid information about the employees. Any member, who is interested in obtaining these particulars about employees, may write to the Company Secretary at the Registered Office of the Company.

DIRECTORS

Mr. Shailendra K. Jain was re-appointed as the Whole Time Director of the Company up to 31st March, 2010. He has ceased to be the Whole Time Director of the Company, effective 1st April, 2010. The Board at its meeting held on 3rd October, 2009, has co-opted him as an Additional Director w.e.f. 1st April, 2010. He shall be holding office until the ensuing Annual General Meeting. The Company has received a Notice from a member under Section 257 of the Companies Act, 1956, proposing his appointment as a Director of the Company.

Mr. Adesh Gupta was appointed as the CFO of the Company w.e.f. 1st May, 2009. The Board has subsequently appointed him as Whole Time Director of the Company w.e.f. 3rd October, 2009 for a period of 5 years.

Mr. K.K. Maheshwari was appointed as a Whole-Time Director of the Company w.e.f. 20th May, 2010 for a period of 5 years.

Mr. B.V. Bhargava and Mr. Kumar Mangalam Birla retire from office by rotation and being eligible, offer themselves for re-appointment. Mr. S.G. Subrahmanyan will also be retiring by rotation at the ensuing Annual General Meeting and is eligible for re-appointment. However, he has informed the Board that in view of his advanced age of 84 years, he does not wish to seek re-appointment. The Board has proposed to fill up the vacany caused by the retirement of Mr. Subrahmanyan by appointment of Dr. Thomas Connelly as a Director at the ensuing Annual General Meeting. The Company has received a Notice from a member under Section 257 of the Companies Act, 1956, proposing his appointment as a Director of the Company. The Board placed on record its sincere appreciation of the valuable services rendered by Mr. Subrahmanyan during his tenure as a member of the Board.

A brief resume of the Directors being appointed / re-appointed, is incorporated in the Corporate Governance Section, which forms part of this Annual Report.

AUDITORS

The Board, on the recommendation of the Audit Committee, has proposed that M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai and M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai, be appointed as the Joint Statutory Auditors of the Company, to hold office from the conclusion of the ensuing Annual General Meeting till the conclusion of the next Annual General Meeting of the Company. M/s. G.P. Kapadia & Co., Chartered Accountants, Mumbai and M/s. Deloitte Haskins & Sells, Chartered Accountants, Mumbai, have forwarded their certificates to the Company, stating that their appointment, if made, will be within the limit specified in that behalf in Sub-section (1B) of Section 224 of the Companies Act, 1956.

The Board, on the recommendation of the Audit Committee, has also proposed that M/s. Vidyarthi & Sons, Chartered Accountants, Gwalior, be re-appointed as the Branch Auditors of Vikram Woollens, a Division of your Company.

Resolutions seeking your approval on these items are included in the Notice of the ensuing Annual General Meeting.

The observations made in the Auditors' Report are self-explanatory, and therefore, do not call for any further comments under Section 217(3) of the Companies Act, 1956.

COST AUDITORS

In pursuance of Section 233-B of the Companies Act, 1956, your Directors have appointed M/s R. Nanabhoy & Co., Mumbai and M/s R.J. Goel & Co., Delhi, as the Cost Auditors to conduct the Cost Audit of Pulp & Fibre, Caustic Soda, Sulphuric Acid and Cotton Textile for the year 2010-11, subject to the approval of the Central Government.

APPRECIATION

Your Directors wish to place on record their appreciation of the dedication and commitment of your Company's employees to the growth of your Company.

Yours Directors express their gratitude to the Central and State Governments, banks, financial institutions, shareholders and business associates for their ongoing co-operation and support.

For and on behalf of the Board

Kumar Mangalam Birla
Chairman

Mumbai, 20th May, 2010

Nature of disclosure	Particulars
a) Options granted	2,18,140
b) The pricing formula	Tranche 1 : The exercise price was determined by averaging the daily closing price of the Company's equity shares during the 7 days immediately preceding the date of grant and discounting it by 30%.Exercise price - Rs. 1,928 per optionTranche 2 : The exercise price was determined on the basis of closing market price, immediately prior to the date of grant.Exercise price -Rs.2,885 per option
c) Options vested	1,06,526
d) Options exercised	8,992
e) The total number of shares arising as a result of exercise of options	8,992
f) Options lapsed	23,494
g) Variation of terms of options	Pursuant to the Scheme of Arrangement for demerger of Cement Business of the Company to Samruddhi Cement Limited ("Samruddhi") (a subsidiary of the Company), the Exercise Price of stock options of the Company has been divided between the stock options issued by the Company and the stock options to be issued by Samruddhi under its Compensatory Stock Option Scheme"). Accordingly, the Exercise Price of stock options issued by the Company stands revised as under:Tranche 1 : Rs.1,523/- per optionTranche 2 : Rs.2,279/- per option
h) Money realized by exercise of options	Rs.1,73,36,576
i) Total number of options in force	1,85,654
j) Employee-wise details of options granted:	
i) Senior managerial personnel:	1. Mr. Shailendra K. Jain : 22,640(Whole-Time Director till 31.03.10) 2. Mr. D.D. Rathi : 15,100(Whole-Time Director till 31.05.09)
ii) Any other employee who receives agrant in any one year of option amounting to 5% or more of option granted during that year	None
iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant	None

	Nature of disclosure	Particulars
k)	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of options calculated in accordance with Accounting Standard (AS) 20 'Earning per share'.	Before Extraordinary Item – Rs.191.44 After Extraordinary Item – Rs. 228.08
l)	Difference between the employee compensation cost computed using the intrinsic value of the stock options and the employee compensation cost that shall have been recognized if the fair value of the options had been used. The impact of this difference on profits and on EPS of the company	Rs. 1.69 crores
m)	(i) Weighted-average exercise prices and weighted-average fair values of options whose exercise price equals the market price of the stock	Options granted under Tranche II Revised Weighted average exercise price (Rs.) : 2,279.00 Revised Weighted average fair value (Rs.) : 872.25
	(ii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price exceeds the market price of the stock	Nil
	iii) Weighted-average exercise prices and weighted-average fair values of options whose exercise price is less than the market price of the stock	Options granted under Tranche I Revised Weighted average exercise price (Rs.) : 1,523.00 Revised Weighted average fair value (Rs.) : 1,038.99

Particulars				Rs. Crores
	Before Extraordinary Items		After Extraordinary Items	
Net Profit	1,756.03		2,092.10	
Add: Intrinsic value Compensation Cost	2.13		2.13	
Less: Fair Value Compensation Cost	3.82		3.82	
Adjusted Net Profit	1,754.34		2,090.41	
Earnings Per share (Rs.)				
(Basic and diluted)	Basic	Diluted	Basic	Diluted
As reported :	191.51	191.44	228.16	228.08
As adjusted :	191.33	191.25	227.98	227.89

Nature of disclosure		Particulars
n)	A description of the method and significant assumptions used during the year to estimate the fair values of options, including the following weighted-average information:	
	(i) risk-free interest rate (%)	7.78
	(ii) expected life (No. of years)	5
	(iii) expected volatility (%)	33.40
	(iv) dividend yield (%)	2.38
	(v) the price of the underlying share in market at the time of option grant	Tranche 1 : Rs.2,728 Tranche 2 : Rs.2,885

Information under Section 217(1) (e) of the Companies Act, 1956 read with Companies Act, 1956 read with Companies (Disclosure of Particulars in the Report of Board of Directors) Rule, 1988 and forming part of the Directors' Report for the year ending 31st March, 2010

A CONSERVATION OF ENERGY

a) Energy Conservation measures taken

The Company is continuously engaged in the process of energy conservation through improved operational and maintenance practices. Following measures have been taken by different units of the company:

i) Viscose Staple Fibre Units

- Adoption of Acid Absorption Crystallizers in place of steam based Crystallizers.
- Replacement of obsolete Condenser Pump.
- Installation of Variable Frequency Drives.
- Replacement of old, ineffiecient and damaged motors in Main Plant.
- Optimisation of number of Disintegrators in Ripening Room.
- Installation of HP Ejector for flash deareator.

ii) Pulp Units

- Installed Compablock Heat exchanger to heat ClO2 solution with Hypo back water.
- Replacement of Blow heat recovery plate heat exchanger with WideGap plate heat exchanger.
- Installed energy efficient desuperheating and chlorine back water pump.

iii) Cement Units

- Use of grinding aids for increasing blended cement production and fly ash absorption in blended cement.
- Process Optimization in Raw Mill, Coal Mill and Cement Mills.
- Installation of Variable Frequency Drives.
- Replacement of ESP Fan impeller by high efficiency fan.
- Modification in Pre-heater cyclones, immersion tube and guide vanes for Kiln.
- Modification for inlet shell and mixing chamber of Kiln.

iv) Chemical Units

- Installation of Electrolyzer to reduce cell power consumption.
- Remembraning of Membrane Cell Elements.
- Installation of energy efficient power transformer.
- Replacement of auxiliary transformer with energy efficient transformer.
- Reshuffling of Capacitor Banks for improving power factor.
- Installation of Variable Frequency Drives.

v) Textile Units

- Replacement of insulation and cladding of steam and condense lines
- Installed high efficiency pump in Boiler

- Reuse of Vacuum pump circulating water in Seiger autoclave machine
- Optimisation in Humidification plant and chiller

b) Additional investment and proposals, if any, being implemented for reduction of consumption of energy:

i) Viscose Staple Fibre Units

- Adoption of triple effect steam ejectors at MSFE and anhydrous evaporators.
- Adoption of De-super heater system in Anhydrous evaporator in Auxiliary PC 1 and PC2.
- Replacement of condenser pump running for centrifugal compressor by energy efficient pump.
- Replacement of existing 600 KVA buck boost Furnace Transformer with 360 KVA Transformer.
- Adoption of gravity flow of Slurry from Pulper to Homogeniser in place of pumping.

ii) Pulp Units

- Installation of Delta Star Converter for agitators and chemical mixers.
- Replacement of vacuum filter circulation pump with higher efficiency pump and old motors with IP 55 protection motors.

iii) Cement Units

- Installation of waste heat recovery systems in pre heater and cooler.
- Cooler modification for recovery of cooler heat losses.
- Use of Solar Lighting System with LED lights.
- Improve efficiency of process fans.
- Installation of additional Air Heater Module for waste heat recovery at Kiln.
- Modification in Pre-heater cyclones and installation of higher efficiency fan at Dryer and Decoloriser at Kiln.

iv) Chemical Units

- Addition of electrolyzer to reduce cell power consumption.
- Installation of new chlorine compressor.
- Remembraning of Membrane Cell Elements.
- Replacement of Generation I Electrolyzers with Generation V Electrolyzers.
- Installation of Energy Efficient Light Fittings.

v) Textile Unit

- Automation of High Temperature High Pressure machines for under dying.
- Flash steam recovery system for chiller..

c) Impact of Measures at (a) and (b) above for reduction of energy consumption and consequent impact on the cost of production of goods:

- The above measures have resulted/ will result in reduction in fuel & power consumption, increase in productivity and reduction in energy cost.

d) Total Energy Consumption and Energy Consumption per Unit of Production:

As per Form "A" attached.

B. TECHNOLOGY ABSORPTION

Efforts made in Technology Absorption in Form "B".

RESEARCH & DEVELOPMENT (R&D)
FORM "B"

1 Specific areas in which R&D carried out by the Company:

Viscose Staple Fibre Units

- Development of 100% regenerated cellulose fabric in knit & woven which is dimensionally stable and have very good strength.
- Standardization of construction and process parameters to achieve DP rating 3.5 for Modal/Cotton blend fabric specially for shirts.
- Process optimization for weight reduction process for poly/viscose blend fabric to get extra soft handle.

Cement Units

- Development of variants of wall care putty.

2 Future Plan of Action

Viscose Staple Fibre Units

- To establish Pulp Research Institute at Harihar
- To develop various new blends / recipes with viscose for superior quality fabrics

Cement Units

- Development of new variants of value added products

3 Expenditure on R & D

Expenditure	Rs. Crs.
a. Capital	1.09
b. Recurring	4.39
	5.48
c. **Total R & D Expenditure as a percentage of turnover**	0.07%

4 Technology Absorption, Adoption and Innovation

The Company continuously strives to adopt latest technology for improving productivity, product quality and reducing consumption of scarce raw material, energy and other inputs.

Information regarding technology imported during the last five years:

- Installation of Loop Duct and TCS System through M/s Taiheiyo Engineering Corporation, Japan for both kiln lines.

C. FOREIGN EXCHANGE EARNINGS AND OUTGO

The Company is exporting Viscose Staple Fibre, Chemicals, Cement, Textiles and Plant and Machinery and has taken successful initiatives for increasing exports.

(a) Activities related to Exports

Exports on F.O.B. basis during the year were Rs. 728.26 Crores

(b) Total Foreign Exchange used and earned

Foreign Exchange used Rs. 11.57 Crores

Foreign Exchange earned Rs. 740.18 Crores

FORM 'A'

Total Energy Consumption and Energy Consumption per unit of Production

(A) POWER & FUEL CONSUMPTION

	Unit	Current Year	Previous Year
1. **Electricity**			
a) Purchased - Unit	'000	334181	**602812**
Total amount	Rs in lacs	14765	**27101**
Rate per Unit	Rs./Unit	4.42	**4.50**
b) Own Generation			
I) Through Diesel Generator - Unit	'000	41889	**72205**
Unit per Liter of Diesel Oil	Units/Ltr.	3.64	**3.71**
Cost / Unit	Rs./Unit	6.93	**8.00**
II) Through Steam Turbine - Units	'000	1206665	**1326959**
Units per Kg. Of Steam	Co-generation of Steam & Power		
Cost / Unit (Cost of fuel and duties only)	Rs./Unit	2.67	**2.93**
2. **Coal (Slack, Steam & ROM including Lignite Coal & other Alternative Fuel)**			
For Co-generation of Steam & Power	Tonne	1926711	**2197396**
For Process in Cement Plants	Tonne	918265	**1780015**
Total amount	Rs in lacs	95749	**153162**
Average rate	Rs./Tonne	3365.55	**3850.79**
3. **Furnace Oil (Including LSHS)**			
Quantity K. Ltrs.		17428	**27173**
Total amount	Rs in lacs	3258	**7144**
Average rate	Rs./K. Ltrs.	18697	**26292**
4. **Light Diesel Oil (LDO)**			
Quantity	K. Ltrs.	1011	**951**
Total amount	Rs in lacs	304	**368**
Average rate	Rs./K. Ltrs.	30097	**38693**
5. **High Speed Diesel Oil (HSD)**			
Quantity	K. Ltrs.	2522	**1268**
Total amount	Rs in lacs	806	**397**
Average rate	Rs./K. Ltrs.	31958	**31323**
6. **Internal Generation**			
Steam			
a) From Chemical Recovery Boiler in Rayon Pulp plants			
Quantity	Tonne	595953	**594957**
Total Cost	Rs in lacs	49	**68**
Rate/Unit (Cost of Oil used for firing support in Boiler)	Rs./Tonne	8	**11**
b) From Waste Heat Boiler in Sulphuric Acid Plants:			
Quantity	Tonne	182488	**184093**
Total Cost	Rs in lacs	N.A.	N.A.
Rate/Unit	Rs./Tonne	N.A.	N.A.

(B) CONSUMPTION PER UNIT OF PRODUCTION :

		Electricity (units)		Coal/Petcoke		Steam (Tonne)	
	Unit	Current Year	Previous Year	Current Year	Previous Year	Current Year	Previous Year
Name of the Product							
1. **Viscose Staple Fibre** (incl. for intermediate & by products)							
Standard	Per Tonne	**1,500**	1,500	-	-	**12.50**	12.50
Actual	Per Tonne	**1,208**	1,259	-	-	**9.50**	10.17
2. **Caustic Soda** (For Cell House only) Membrane Cell Plant							
Standard	Per Tonne	**2,400**	2,400	-	-	-	-
Actual	Per Tonne	**2,167**	2,254	-	-	-	-
3. **Cement**							
Grey Cement :							
Electricity							
Standard	Per Tonne	**100**	100	-	-	-	-
Actual	Per Tonne	**78**	77	-	-	-	-
Coal / Petcoke							
Standard	K.Cal Per Kg of Clinker	-	-	**710-800**	710-800	-	-
Actual	K.Cal Per Kg of Clinker	-	-	**714**	718	-	-
White Cement :							
Electricity							
Actual	Per Tonne	**114**	116	-	-	-	-
Coal / Petcoke							
Actual	Kg Per Tonne	-	-	**131**	130	-	-
4. **Textiles**							
Actual							
Yarn	Per 100 Kg.	**688**	808	-	-	**0.23**	0.48
Fibre Dyeing	Per 100 Kg.	-	-	-	-	**0.57**	0.55
5. **Stable Bleaching Powder (SBP)**							
Standard	Per Tonne	**140**	140	-	-	**0.15**	0.15
Actual	Per Tonne	**129**	139	-	-	**0.15**	0.15
6. **Poly Aluminium Chloride**							
Standard	Per Tonne	**75**	75	-	-	**0.33**	0.33
Actual	Per Tonne	**60**	64	-	-	**0.27**	0.28
7. **Chlorosulphonic Acid**							
Standard	Per Tonne	**35**	35	-	-	**0.11**	0.11
Actual	Per Tonne	**29**	33	-	-	**0.10**	0.10
8. **Caustic Fusion Plant**							
Standard	Per Tonne	**60**	60	-	-	**0.18**	0.18
Actual	Per Tonne	**58**	56	-	-	**0.08**	0.18

Note : Form 'A' is not applicable to Sponge Iron Division

TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

1. We have audited the attached Balance Sheet of **GRASIM INDUSTRIES LIMITED** ("the Company") as at 31st March, 2010, the Profit and Loss Account and the Cash Flow Statement of the Company for the year ended on that date, both annexed thereto, in which are incorporated the Returns from the Vikram Woolens Division, audited by the Branch auditor. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audit.
2. We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
3. As required by the Companies (Auditor's Report) Order, 2003 (CARO) issued by the Central Government in terms of Section 227(4A) of the Companies Act, 1956, we give in the Annexure a statement on the matters specified in paragraphs 4 and 5 of the said Order.
4. Further to our comments in the Annexure referred to in paragraph 3 above, we report that:
   (i) we have obtained all the information and explanations which to the best of our knowledge and belief were necessary for the purposes of our audit;
   (ii) in our opinion, proper books of account as required by law have been kept by the Company so far as it appears from our examination of those books and proper returns adequate for the purposes of our audit have been received from the Division audited by branch auditor; whose report has been forwarded to us and has been dealt with by us in preparing this report;
   (iii) the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in agreement with the books of account and the audited Branch Returns;
   (iv) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report are in compliance with the Accounting Standards referred to in Section 211(3C) of the Companies Act, 1956;
   (v) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956 in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:
      (a) in the case of the Balance Sheet, of the state of affairs of the Company as at 31st March, 2010;
      (b) in the case of the Profit and Loss Account, of the profit of the Company for the year ended on that date and
      (c) in the case of the Cash Flow Statement, of the cash flows of the Company for the year ended on that date.
5. On the basis of the written representations received from the Directors as on 31st March, 2010 taken on record by the Board of Directors, we report that none of the Directors is disqualified as on 31st March, 2010 from being appointed as a director in terms of Section 274(1)(g) of the Companies Act, 1956.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants
(Registration No. 117366W)

B. P. Shroff
Partner
Membership No.: 34382

For **G. P. KAPADIA & CO.**
Chartered Accountants
(Registration No. 104768W)

Atul B. Desai
Partner
Membership No.: 30850

Place: Mumbai
Date : 20th May, 2010

(Referred to in paragraph 3 of our report of even date)

(i) Having regard to the nature of the Company's business/activities/results, clauses (x) regarding cash loss incurred by the Company, (xiii) regarding chit fund, nidhi / mutual benefit fund / societies and (xiv) regarding dealing or trading in shares, securities, debentures and other investments, of CARO are not applicable.

(ii) In respect of its fixed assets:

(a) The Company has maintained proper records showing full particulars, including quantitative details and situation of the fixed assets.

(b) The fixed assets were physically verified during the year by the Management in accordance with a programme of verification, which in our opinion, provides for physical verification of all the fixed assets at reasonable intervals. According to the information and explanations given to us, no material discrepancies were noticed on such verification

(c) The Company has transferred a substantial part of fixed assets during the year under the Schemes of Arrangement under Sections 391 to 394 of the Companies Act, 1956 for demerger of its cement business on 1st October, 2009 into its subsidiary company Samruddhi Cement Limited made effective on 18th May, 2010 and for sale of its sponge iron unit effective on 22nd May, 2009. Such transfers have, in our opinion, not affected the going concern status of the Company.

(iii) In respect of its inventory:

(a) As explained to us, the inventories were physically verified during the year by the Management except stocks lying with third parties for which confirmations have been obtained. In our opinion the frequency of verification is reasonable.

(b) In our opinion and according to the information and explanation given to us, the procedures of physical verification of inventories followed by the Management were reasonable and adequate in relation to the size of the Company and the nature of its business.

(c) In our opinion and according to the information and explanations given to us, the Company has maintained proper records of its inventories and no material discrepancies were noticed on physical verification.

(iv) The Company has neither granted nor taken any loans, secured or unsecured, to / from companies, firms or other parties listed in the Register maintained under Section 301 of the Companies Act, 1956.

(v) In our opinion and according to the information and explanations given to us, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchases of inventory and fixed assets and the sale of goods and services. During the course of our audit, we have not observed any major weakness in such internal control system.

(vi) To the best of our knowledge and belief and according to the information and explanations given to us, there were no contracts or arrangements that needed to be entered in the Register maintained under Section 301 of the Companies Act, 1956.

(vii) According to the information and explanations given to us, the Company has not accepted any deposit from the public in terms of the provisions of Sections 58A and 58AA or any other relevant provisions of the Companies Act, 1956.

(viii) In our opinion, the Company has an adequate internal audit system commensurate with the size and the nature of the Company's business.

(ix) We have broadly reviewed the books of account maintained by the Company pursuant to the rules made by the Central Government for the maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956 in respect of the Company's products to which the said rules are applicable and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. We have, however, not made a detailed examination of the records with a view to determining whether they are accurate or complete. To the best of our knowledge and according to the information and explanations given to us, the Central Government has not prescribed the maintenance of cost records for any other product of the Company.

(x) According to the information and explanations given to us in respect of statutory dues:

(a) The Company has generally been regular in depositing undisputed dues, including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty, Cess and other material statutory dues applicable to it with the appropriate authorities.

(b) There were no undisputed amounts payable in respect of above mentioned statutory dues in arrears as at 31st March, 2010 for a period of more than six months from the date they became payable.

(c) Details of dues of Income-tax, Sales Tax, Wealth Tax, Service Tax, Custom Duty, Excise Duty and Cess, to the extent applicable, which have not been deposited as on 31st March, 2010 on account of disputes and the forum where the dispute is pending are given below:

Sr.No.	Name of the Statute (Nature of Dues)	Forum where dispute is pending	Amount	Period
1	Sale Tax and Value Added Act (Tax)	Supreme Court, High Court Appellate Authorities	2.43 2.47	2004-2005 2000-2010
2	Customs Act, 1962 (Duty)	Appellate Authorities Assessing Authorities	1.47 1.18	2001-2010 1985-1986
3	Central Excise Act, 1944 (Duty/Penalty)	Supreme Court, High Court Tribunal Appellate Authorities Assessing Authorities	0.59 14.00 4.35 12.59	1991-2005 2002-2010 2003-2009 1998-2010
4	Service Tax under the Finance Act, 1994 (Tax)	Tribunal Appellate Authorities	0.04 5.41	2006-2010 2006-2010
5	Cess under various Acts (Cess/Interest)	Supreme Court, High Court Appellate Authorities	8.18 0.10	1989-2004 1996-1999

(xi) In our opinion and according to the information and explanations given to us, the Company has not defaulted in the repayment of dues to banks, financial institutions and debenture holders during the year.

(xii) In our opinion and according to the information and explanations given to us, the Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities.

(xiii) In our opinion and according to the information and explanation given to us, the terms and conditions of the guarantees given by the Company for loans taken by others from banks and financial institutions are not prima facie prejudicial to the interests of the Company.

(xiv) In our opinion and according to the information and explanations given to us, the term loans have been applied for the purposes for which they were obtained.

(xv) In our opinion and according to the information and explanations given to us and on an overall examination of the Balance Sheet, we report that funds raised on short-term basis have not been used for long term investment.

(xvi) According to the information and explanations given to us, during the period covered by our audit report, the Company has not made any preferential allotment of shares to parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956.

(xvii) According to the information and explanations given to us, during the period covered by our audit report, the Company had issued 2000 debentures of Rs. 10,00,000 each. The Company has created security in respect of the debentures issued.

(xviii) According to the information and explanations given to us, the Company has not raised any money by way of public issue during the year.

(xix) During the course of our examination of the books and records of the company, carried out in accordance with the generally accepted auditing practices in India, and according to the information and explanations given to us, we have neither come across any instance of fraud on or by the Company, noticed or reported during the year nor have we been informed of such case by the management.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants
(Registration No. 117366W)

B. P. Shroff
Partner
Membership No.: 34382

For **G. P. KAPADIA & CO.**
Chartered Accountants
(Registration No. 104768W)

Atul B. Desai
Partner
Membership No.: 30850

Place: Mumbai
Date : 20th May, 2010

AUDITORS' CERTIFICATE ON CORPORATE GOVERNANCE
TO THE MEMBERS OF GRASIM INDUSTRIES LIMITED

We have examined the compliance of the conditions of Corporate Governance by **Grasim Industries Limited** for the year ended on March 31, 2010, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Stock Exchange.

The compliance of the condition of Corporate Governance is the responsibility of the Management. Our examination was limited to procedures and implementations thereof, adopted by the Company for ensuring the compliance of the conditions of Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, and the representations made by the Directors and the Management, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the Management has conducted the affairs of the Company.

For G. P. Kapadia & Co.
Chartered Accountants
(Registration No. 104768W)

Atul B. Desai
(Partner)
Membership No. 30850

Place: Mumbai
Date: 20th May, 2010

Persons constituting group coming within the definition of "group" for the purpose of Regulation 3 (1)(e)(i) of the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997, include the following :

Shri Kumar Mangalam Birla

Smt. Rajashree Birla

Smt. Neerja Birla

Master Aryaman Vikram Birla

Birla Group Holdings Private Limited

BGH Exim Limited

Birla TMT Holdings Private Limited

Chaturbhuj Enterprises LLP

Essel Mining & Industries Limited

Global Holdings Private Limited

Gwalior Properties And Estates Private Limited

Heritage Housing Finance Limited

IGH Holdings Private Limited

Infocyber India Private Limited

Mangalam Services Limited

Naman Finance And Investment Private Limited

Rajratna Holdings Private Limited

Seshasayee Properties Private Limited

Siddhipriya Enterprises LLP

TGS Investment And Trade Private Limited

Trapti Trading And Investments Private Limited

Turquoise Investments And Finance Private Limited

Umang Commercial Company Limited

Vighnahara Enterprises LLP

Vaibhav Holdings Private Limited

BALANCE SHEET AS AT 31ST MARCH, 2010

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Share Capital	1A	91.70		91.69
Employee Stock Options Outstanding	1B	9.51		10.45
Reserves and Surplus	2	7,044.16		9,375.44
			7,145.37	9,477.58
Loan Funds				
Secured Loans	3	764.94		2,205.00
Unsecured Loans	4	272.68		1,189.95
			1,037.62	3,394.95
Deferred Tax Liabilities [Note 18, Sch. 21(B)]			252.16	864.37
Total Funds Employed			8,435.15	13,736.90
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	5	3,102.16		11,060.82
Less: Depreciation/Amortisation		1,316.10		3,972.54
Net Block		1,786.06		7,088.28
Capital Work-in-Progress		42.98		1,218.64
			1,829.04	8,306.92
Fixed Assets Held for Disposal			—	0.85
Investments	6		6,324.79	4,609.10
Current Assets, Loans and Advances				
Interest Accrued on Investments		0.95		0.48
Inventories	7	417.24		1,378.24
Sundry Debtors	8	345.01		559.93
Cash and Bank Balances	9	15.92		113.38
Loans and Advances	10	385.12		1,045.81
		1,164.24		3,097.84
Less:				
Current Liabilities and Provisions				
Liabilities	11	302.37		1,686.93
Provisions	12	580.55		590.88
		882.92		2,277.81
Net Current Assets			281.32	820.03
Total Funds Utilized			8,435.15	13,736.90
Significant Accounting Policies and Notes on Accounts	21 & 22			

Schedules referred to above form an integral part of the Balance Sheet

In terms of our report attached

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. SHROFF
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2010

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales		**8,841.79**		12,097.37
Less: Excise Duty		**669.68**		1,268.66
Net Sales			**8,172.11**	10,828.71
Interest and Dividend Income	13		**223.70**	159.04
Other Income	14		**152.06**	191.41
Increase/(Decrease) in Stocks	15		**(10.98)**	33.54
			8,536.89	11,212.70
EXPENDITURE				
Raw Materials Consumed	16		**2,168.07**	3,085.08
Manufacturing Expenses	17		**1,700.26**	2,731.69
Purchases of Finished and Traded Goods			**30.91**	65.94
Payments to and Provisions for Employees	18		**480.93**	600.39
Selling, Distribution, Administration and Other Expenses	19		**1,195.08**	1,928.55
Interest	20		**120.39**	139.67
Depreciation and Amortisation [Note1, Sch. 5]			**351.14**	456.97
			6,046.78	9,008.29
Less: Captive Consumption [Net of Excise Rs.10.22 Crores (Previous Year Rs. 39.61 Crores)]			**10.67**	43.43
			6,036.11	8,964.86
Profit before Tax from Ordinary Activities -			**2,500.78**	2,247.84
Including Profit/(Loss) of Discontinued Operations:				
Sponge Iron Unit (Rs. 43.92 Crores) (Previous Year Rs. 90.17 Crores)				
Cement Business Rs. 1,156.23 Crores (Previous Year Rs. 1,549.40 Crores)				
Provision for Taxation - Current Tax (including Wealth Tax Rs. 0.42 Crores)			**(666.40)**	(329.40)
Deferred Tax			**(103.65)**	(257.50)
Fringe Benefit Tax			—	(12.98)
Write Back of Excess Provision for Tax/Income Tax Refund Related to Earlier Years (Net)			**25.30**	—
Total Tax Expense			**(744.75)**	(599.88)
including tax expense/(credit) related to discontinued operations				
Sponge Iron Unit (Rs. 13.52 Crores) (Previous Year Rs. 24.07 Crores)				
Cement Business Rs. 356.00 Crores (Previous Year Rs. 413.53 Crores)				
Profit after Tax from Ordinary Activities			**1,756.03**	1,647.96
Extraordinary Items:				
Profit (Net of Tax Rs. 8.65 Crores) on Sale of Sponge Iron Unit (Refer Note 5 of Schedule 21B)			**336.07**	—
Profit after Tax			**2,092.10**	1,647.96
Debenture Redemption Reserve no longer required			**5.00**	—
Balance brought forward from Previous Year			**2,180.97**	1,064.41
Profit Available for Appropriation			**4,278.07**	2,712.37
Appropriations:				
Transfer to Debenture Redemption Reserve			—	15.00
Proposed Dividend			**275.05**	275.02
Corporate Dividend Tax			**33.95**	41.38
Transfer to General Reserve			**1,750.00**	200.00
Balance carried to Balance Sheet			**2,219.07**	2,180.97
			4,278.07	2,712.37
Basic Earnings Per Share before Extraordinary Items (Rs.)	[Refer Note 17 of Schedule 21(B)]		**191.51**	179.73
Diluted Earnings Per Share before Extraordinary Items (Rs.)			**191.44**	179.73
Basic Earnings Per Share after Extraordinary Items (Rs.)			**228.16**	179.73
Diluted Earnings Per Share after Extraordinary Items (Rs.)			**228.08**	179.73
Significant Accounting Policies and Notes on Accounts	21 & 22			

Schedules referred to above form an integral part of the Profit and Loss Account

In terms of our report attached

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. SHROFF
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

		Rs. in Crores	Previous Year
SCHEDULE 1A			
A. SHARE CAPITAL			
Authorised			
95000000	Equity Shares of Rs.10 each	**95.00**	95.00
	Redeemable Cumulative Preference Shares of Rs.100 each		
150000	15% "A" Series	**1.50**	1.50
100000	8.57% "B" Series	**1.00**	1.00
300000	9.30% "C" Series	**3.00**	3.00
		100.50	100.50
Issued, Subscribed and Paid up			
91,683,571	Equity Shares of Rs.10 each fully paid (Previous Year 91,674,534 Equity Shares) Of the above, 29,532,500 Equity Shares were issued as fully paid up Bonus Shares by way of Capitalisation of Share Premium and Reserve, 19,360,609 (Previous Year 19,360,564) Equity Shares of Rs.10 each were issued as fully paid up for acquiring the cement business of Aditya Birla Nuvo Limited pursuant to Scheme of Arrangement without payment being received in cash, 9,901,495 (Previous Year 9,825,787) Equity Shares represented by Global Depository Receipts.	**91.68**	91.67
B. SHARE CAPITAL SUSPENSE			
14,906	Equity Shares (Previous Year 14,951) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02
Total Issued, Subscribed and Paid up Share Capital including Share Capital Suspense		**91.70**	91.69

SCHEDULE 1B

EMPLOYEE STOCK OPTIONS OUTSTANDING

	Rs. in Crores	Previous Year
Employee Stock Options Outstanding	**10.77**	15.32
Less:Deferred Employees Compensation Expenses	**1.26**	4.87
	9.51	10.45

Outstanding Employee Stock Options exercisable into 185,654 (Previous Year 208,144) Equity Shares of Rs. 10 each fully paid up. [Note 20 of Schedule 21 (B)]

SCHEDULE 2

RESERVES AND SURPLUS

	Balance as at 31st March, 2009	Addition during the year	Deduction/ Adjustments during the year	Balance as at 31st March, 2010
1. Capital Reserve				
- On Revaluation of Fixed Assets (Refer Note below)	3.36	—	3.36	—
- Capital Subsidy	1.19	—	1.19	—
2. Amalgamation Reserve	1.38	—	1.38	—
3. Preference Share Capital Redemption Reserve	1.48	—	1.48	—
4. Debenture Redemption Reserve	32.50	—	32.50	—
5. Share Premium Account	823.32	2.44	823.88	1.88
6. General Reserve	6,331.24	1,752.60	3,260.63	4,823.21
7. Surplus as per Profit and Loss Account	2,180.97	38.10	—	2,219.07
	9375.44	1,793.14	4,124.42	7044.16
Previous Year	8044.12	1331.56	0.24	9375.44

Notes:

i. Reserve written back (Refer Note 4 of Schedule 21B)	Rs. 3.24 Crores
ii. Deduction/Adjustment on account of depreciation provided on revalued block	Rs. 0.12 Crores
	Rs 3.36 Crores

iii. Other Deductions/Adjustments are on account of demerger of Cement Business w.e.f. 1st October, 2009 (Refer Note 6 of Schedule 21B).

iv. Additions to General Reserve includes an amount of Rs 2.60 Crores adjusted against Employee Stock Option Outstanding on account of division of Stock Option grant price in terms of the Scheme of Arrangement.(Refer Note 20 of Schedule 21B).

Rs. in Crores

		Previous Year
SCHEDULE 3		
SECURED LOANS		
Non-Convertible Debentures (Note 1)	—	370.00
Loans and Advances from Banks:		
Working Capital Borrowings from Banks (Note 6)	**198.24**	211.33
Documentary Demand Bills/Usance Bills under Letter of Credit Discounted	**21.30**	28.29
Rupee Term Loans [Note 2(a) and (b)]	**398.37**	419.03
External Commercial Borrowings (Note 3)	**147.03**	1,115.95
Buyer's Credit (Note 4)	—	60.40
	764.94	2,205.00

Notes:

1. Non-Convertible Debentures:		
8.35%-XXXI Series Non-Convertible Debentures (redeemed at par on 5th July, 2009)	—	50.00
8.20%-XXXII Series Non-Convertible Debentures (redeemed at par on 20th July, 2009)	—	20.00
10.48% - XXXVII Series Non-Convertible Debentures #	—	200.00
8.80% - XXXVIII Series Non-Convertible Debentures #	—	100.00
were secured by first *pari passu* charge on the fixed assets, both present and future, of the divisions as mentioned in Notes 5(a) and 5(b) below.	—	370.00
2. (a) Rupee Term Loans from Banks are secured by exclusive charge on certain specific fixed assets of:		
Fibre Divisions at Nagda, Harihar and Kharach	**7.48**	11.22
Fibre/Pulp Divisions at Nagda and Harihar	**96.52**	107.81
(b) Rupee Term Loan from Bank is secured by first *pari passu* charge on the fixed assets, both present and future, of the divisions as mentioned in Note 5(a) below [as also on the fixed assets, both present and future, of the divisions as mentioned in Note 5(b) below, in the previous year] .	**294.37**	300.00
	398.37	419.03
3. (a) External Commercial Borrowings are secured by first *pari passu* charge on the fixed assets, both present and future, of the divisions as mentioned in Note 5(a) below [as also on the fixed assets, both present and future, of the divisions as mentioned in Note 5(b) below, in the previous year].	**147.03**	368.24
(b) External Commercial Borrowings were secured by first *pari passu* charge on the fixed assets, both present and future, of the divisions as mentioned in Notes 5(a) and 5(b) below. #	—	747.71
	147.03	1,115.95

SCHEDULE 3 (Contd.)		Rs. in Crores Previous Year
4. Buyer's Credit from Bank was secured by exclusive charge on certain specific fixed assets of Grasim Cement Division at Kotputli.#	—	60.40

5. (a) Staple Fibre, Chemical & Engineering and Development Divisions at Nagda, Grasilene and Harihar Polyfibers Divisions at Harihar and Birla Cellulosic Division at Kharach [excluding certain specific fixed assets of Fibre/Pulp Divisions at Nagda, Harihar and Kharach which are exclusively charged for the loans mentioned in Note 2(a) above].

   (b) Grasim Cement Division at Raipur, Cement Division-South at Reddipalayam, Aditya Cement Division at Shambhupura, Vikram Cement Division at Jawad, Rajashree Cement Division at Malkhed, White Cement Division at Kharia Khangar, Grasim Cement Division (formerly, Birla Super Cement Division) at Hotgi, Grasim Cement Division (formerly, Birla Plus Cement Division) at Bathinda and Birla Super Bulk Terminal Division at Doddaballapur.

6. Working Capital Borrowings from Banks are secured by hypothecation of stocks and book debts of the Company.

Transferred to Samruddhi Cement Limited, pursuant to scheme of demerger of Cement Business of the Company.

SCHEDULE 4

UNSECURED LOANS

		Rs. in Crores Previous Year
Short Term Loans and Advances		
From Banks:		
Buyer's Import Credit	—	151.79
Export Packing Credit	**22.86**	21.00
Against Documentry Usance Bills Discounted	—	0.92
Other Loans and Advances:		
From Banks:		
External Commercial Borrowings	**147.67**	666.43
Buyer's Credit	—	82.16
From Others:		
Deferred Sales Tax Loan (Repayable within one year Rs 5.40 Cores)	**102.15**	267.65
	272.68	1,189.95

SCHEDULE 5

FIXED ASSETS

Rs. in Crores

PARTICULARS	GROSS BLOCK				DEPRECIATION/AMORTISATION				NET BLOCK	
	As at 01.04.2009	Additions	Deductions (See Note 2)	**As at 31.03.2010**	Upto 01.04.2009	For the Year	Deductions (See Note 2)	**Upto 31.03.2010**	**As at 31.03.2010**	As at 01.04.2009
1. Freehold Land	326.46	66.97	379.38	**14.05**	—	—	—	—	**14.05**	312.83
2. Leasehold Land	173.55	2.32	91.52	**84.35**	15.19	2.50	16.10	**1.59**	**82.76**	171.99
3. Buildings	797.88	22.99	525.63	**295.24**	167.17	15.81	99.91	**83.07**	**212.17**	630.71
4. Workers' Quarters under Government Subsidised Schemes	0.55	—	0.05	**0.50**	0.48	—	0.01	**0.47**	**0.03**	0.07
5. Railway Sidings	108.89	5.20	108.42	**5.67**	46.30	2.57	46.66	**2.21**	**3.46**	62.59
6. Plant and Machinery	9,277.80	866.03	7,814.80	**2,329.03**	3,499.31	301.57	2,684.22	**1,116.66**	**1,212.37**	5,778.49
7. Ships	48.65	—	48.65	**—**	32.75	0.36	33.11	**—**	**—**	15.90
8. Furniture, Fittings and Office Equipments	232.33	8.79	140.49	**100.63**	162.96	14.18	103.03	**74.11**	**26.52**	69.37
9. Vehicles	65.08	222.66	22.47	**265.27**	33.13	8.86	9.58	**32.41**	**232.86**	31.95
10. Intangible Assets - Computer Software	29.63	3.64	25.85	**7.42**	15.25	5.54	15.21	**5.58**	**1.84**	14.38
Total	**11,060.82**	**1,198.60**	**9,157.26**	**3,102.16**	**3,972.54**	**351.39**	**3,007.83**	**1,316.10**	**1,786.06**	7,088.28
Previous Year	7,588.40	3,552.12	79.70	11,060.82	3,564.89	462.93	55.28	3,972.54		
Capital Work-in-Progress (including Advances and Pre-operative Expenses)									**42.98**	1,218.64
									1,829.04	8,306.92

Notes:

	Rs. in Crores	Previous Year
1. Depreciation and amortisation for the year	**351.39**	462.93
Less: Capitalised as pre-operative expenses	**0.13**	5.72
Less: Additional depreciation on revalued assets withdrawn from capital reserve	**0.12**	0.24
	351.14	456.97

2. Deductions from Gross Block includes Assets (a) transferred on account of Sponge Iron Unit (Vikram Ispat) sold on 22nd May, 2009 as per the scheme of arrangement (Refer Note 5 of Schedule 21B); (b) transferred on account of demerger of Cement Business on 1st October, 2009 as per the scheme of arrangement (Refer Note 6 of Schedule 21 B); and (c) reinstated to historical cost (Refer Note 4 of Schedule 21 B).

Rs. in Crores

PARTICULARS	VIKRAM ISPAT		CEMENT BUSINESS		REVALUED BLOCK		TOTAL	
	Gross Block	Accumulated Depreciation	Gross Block	Accumulated Depreciation	Gross Block	Accumulated Depreciation	Gross Block	Accumulated Depreciation
a) Freehold land	0.20	—	379.05	—	0.13	—	379.38	—
b) Leasehold Land	1.52	0.30	90.00	15.81	—	—	91.52	16.11
c) Buildings	32.68	9.21	486.25	86.87	1.56	0.36	520.49	96.44
d) Railway Sidings	5.39	2.95	103.03	43.71	—	—	108.42	46.66
e) Plant and Machinery	605.19	467.31	7,110.16	2,122.35	83.31	81.40	7,798.66	2,671.06
f) Ships	48.65	33.11	—	—	—	—	48.65	33.11
g) Furniture, Fittings and Office Equipments	8.42	6.84	129.79	94.28	—	—	138.21	101.12
h) Vehicles	0.95	0.28	17.42	6.67	—	—	18.37	6.95
i) Intangible Assets - Computer Software	—	—	25.66	15.03	—	—	25.66	15.03
Total	**703.00**	**520.00**	**8,341.36**	**2,384.72**	**85.00**	**81.76**	**9,129.36**	**2,986.48**

3. Buildings include value of shares Rs Nil (Previous Year Rs. 3,750) issued by the co-operative housing society under its bye-laws, in the name of the Company's nominees.
4. Execution of documents in respect of certain plots of Land amounting to Rs. Nil (Previous Year Rs. 23.56 Crores) is pending.
5. Workers' quarters include those mortgaged with state governments against subsidies received.
6. Buildings include Rs. Nil (Previous Year Rs. 15.13 Crores) towards shares and debentures for right of exclusive use, possession and occupation of office space.

SCHEDULE 5 (Contd.)

7. Assets amounting to Rs. 96.42 Crores (Previous Year Rs. 111.53 Crores) are held on co-ownership with other companies.
8. Fixed assets include assets of Rs. Nil (Previous Year Rs. 27.89 Crores) not owned by the Company.
9. Plant and machinery includes assets given on operating lease amounting to Rs. Nil (Previous Year Rs. 25.54 Crores).
10. Capital work-in-progress includes advance against capital orders, technical know-how and supervision fees, machinery under installation/in transit, construction materials purchases, other assets under erection and pre-operative expenses.
11. In the previous year Leasehold land includes mining rights.

		Rs. in Crores Previous Year
12. Pre-operative Expenses incurred during the year		
Power and Fuel	**0.78**	1.47
Repairs to Other Assets	**0.01**	0.30
Salaries, Wages, Bonus and Gratuity	**2.27**	23.13
Contribution to Provident and Other Funds	**0.12**	1.22
Employees' Welfare Expenses	—	0.33
Rent and Hire Charges	**0.15**	1.01
Rates and Taxes	**0.01**	2.83
Insurance	**0.61**	2.03
Stationery, Printing, Postage and Telephone Expenses	**0.02**	0.51
Travelling and Conveyance	**0.19**	2.21
Legal and Professional Charges	**0.26**	4.90
Depreciation	**0.13**	5.72
Miscellaneous Expenses	**1.66**	22.94
Interest on Loans and Debentures	**19.31**	68.93
	25.52	137.53
Less:Gain on foreign exchange forward cover cancellation	—	3.94
Less:Process Stock, Sale of Trial Run Production and Misc Receipts.	**0.25**	1.17
Total amount included in Fixed Assets/Capital Work in Progress, which is transferred to Samruddhi Cement Ltd. Pursuant to the demerger of the cement business of the Company.	**25.27**	132.42

13. The above assets include Research and Development Assets in Gross Block as on 01/04/2009 of Rs. 41.26 Crores (Previous Year Rs. 40.14 Crores) and Net Block as on 01/04/2009 of Rs. 32.73 Crores (Previous Year Rs. 33.79 Crores). Additions to the said Fixed Assets during the year is Rs. 1.09 Crores (Previous Year Rs. 2.20 Crores).

SCHEDULE 6

INVESTMENTS

LONG TERM (At Cost unless otherwise stated)

				Rs. in Crores Previous Year
1. Government Securities				
i) Government Securities				
Unquoted -				
Securities deposited with Government Departments			**0.02**	0.02
2. Shares, Bonds and Debentures				
A TRADE INVESTMENTS				
(i) Equity Shares - Fully paid				
a) Quoted				
	3,345,816	Aditya Birla Nuvo Limited of Rs. 10 each	**68.37**	68.37
	171,013,894	Idea Cellular Limited of Rs. 10 each (Refer Note 3)	**171.01**	171.01
	13,988,570	Thai Rayon Public Company Limited, Thailand, of Thai Baht 1 each	**1.07**	1.07
			240.45	240.45

SCHEDULE 6 (Contd.)

				Rs. in Crores Previous Year
b) Unquoted				
5,000	P.T. Indo Bharat Rayon Co. Limited, Indonesia of Indonesian Rph 62,625 (US $100) each	**0.40**		0.40
81,000	A V Cell Inc., Canada, Class 'A' Shares of total value of Canadian Dollar 13.50 Million	**50.67**		50.67
123,750	A V Nackawic Inc., Canada, Class 'A' Share of total value of Canadian Dollar 24.75 Million (Previous Year 78,750 shares of Canadian Dollar 15.75 Million) (Refer Note 4)	**102.38**		62.42
243,080	Alexandria Carbon Black Co., S.A.E. of US$ 10 each	**14.99**		14.99
—	Birla Jingwei Fibres Co. Limited Total value of RMB 114,473,783	**66.05**		66.05
8,000	Birla Lao Pulp & Plantations Company Limited of US$ 1000 each (Previous Year 6,000 shares)	**35.82**		26.15
7,799,500	Aditya Birla Science & Technology Company Limited of Rs. 10 each	**7.80**		7.80
—	Bhaskarpara Coal Company Limited of Rs. 10 each (Previous Year 23,682)	—		0.02
		278.11		228.50
		518.56		468.95
(ii) Preference Shares:				
6,750,000	6% Cumulative Redeemable Retractable, Non-voting Preferred Shares of A.V. Nackawic Inc. Total value of Canadian Dollar 6.75 million	**26.65**		26.65
			545.21	495.60
B OTHER INVESTMENTS				
a) Quoted - Fully Paid				
Equity Shares:				
3,851,984	Larsen & Toubro Limited of Rs. 2 each	**23.10**		23.10
54,542,475	Hindalco Industries Limited of Re. 1 each	**351.11**		351.11
8,250,000	Thai Carbon Black Public Company Limited, Thailand of Thai Baht 1 each	**2.18**		2.18
		376.39		376.39
b) Unquoted - Fully Paid:				
i) Equity Shares				
422,496	Indophil Textile Mills Inc., Philippines, of Peso 10 each	**0.04**		0.04
2,500	Birla International Limited - Isle of Man of CHF 100 each	**0.53**		0.53
100,000	Welspun Maxsteel Limited of Rs. 10 each.	**0.10**		0.10
ii) Preference Shares (At Cost):				
2,500,000	3.50% Cumulative Redeemable Preference Shares of Rs. 100 each of Aditya Birla Health Services Limited.	**25.00**		25.00
		25.67		25.67
			402.06	402.06



SCHEDULE 6 (Contd.)

			Rs. in Crores Previous Year
3. Shares in Subsidiary Companies			
Quoted Fully Paid Equity Shares			
68,192,294 UltraTech Cement Limited of Rs 10 each. (Previous Year 63,114,691)	2,551.21		2,378.98
	2,551.21		2,378.98
Unquoted -			
a) Fully Paid - Equity Shares of Rs. 10 each			
6,500,000 Samruddhi Swastik Trading And Investments Limited	6.50		6.50
49,000 Sun God Trading And Investments Limited	0.05		0.05
— Harish Cement Limited (Previous Year 50,000 shares)	—		0.10
20,050,000 Grasim Bhiwani Textiles Limited (Previous Year 20,040,000 shares)	60.05		60.02
b) Fully Paid - Equity Shares of Rs. 5 each			
170,000,000 Samruddhi Cement Limited	85.04		—
c) Fully Paid - Preference Shares of Rs. 100 each			
100 Sun God Trading And Investments Limited *(Rs. 10,000; Previous Year Rs. 10,000)	*		*
	151.64	2,702.85	2,445.65
CURRENT (At Cost or Fair Value, whichever is less)			
Quoted - Fully Paid:			
a) Subsidiary Company: Debentures			
6.25% NCD of UltraTech Cement Limited of face value of Rs. 10,00,000 each (Previous Year 100)	—		9.65
b) Government Securities			
6.90% GOI 2019 of face value Rs. 200,000,000 (Previous Year Nil)	18.81		—
6.35% GOI 2020 of face value Rs. 150,000,000 (Previous Year Nil)	13.59		—
	32.40		9.65
Unquoted - Fully Paid:			
2,573,955,496 Units of Debt Schemes of various Mutual Funds (Previous Year 1,184,514,612)	2,642.25		1,256.12
		2,674.65	1,265.77
		6,324.79	4,609.10
Aggregate Book Value of:			
a) Quoted Investments		3,200.45	3,005.47
b) Unquoted Investments		3,124.34	1,603.63
		6,324.79	4,609.10
Aggregate Market Value of Quoted Investments		11,129.18	5,095.85

Notes:

1. No. of Units of Various Mutual Funds - Debt Schemes purchased and redeemed during the year 11,028,524,382 (Previous Year 8,759,615,649)
2. During the year the Company has purchased and sold following Securities:

Bonds	Face Value Rs.Crores
6.35% GOI 2020	55.00
7.02% GOI 2016	35.00

3. Non-disposal undertaking for Idea Cellular Limited (Idea) investment has been provided to certain banks for credit facilities extended by them to Idea.
4. Non-disposal undertaking for A V Nackawic Inc. investment has been provided to certain banks for credit facilities extended by them to A V Nackawic Inc.

SCHEDULE 7

INVENTORIES

			Rs. in Crores Previous Year
Stores and Spare Parts, Packing Materials and Fuels		**71.62**	452.51
Raw Materials		**294.78**	618.07
Finished Goods		**28.60**	152.60
By Products		**2.51**	7.92
Process Stock		**17.97**	143.12
Waste/Scrap		**1.76**	4.02
		417.24	1,378.24

SCHEDULE 8

SUNDRY DEBTORS *

(Unsecured, Considered good unless otherwise stated)

Due for period exceeding six months (Net of doubtful, fully provided Rs Nil, Previous Year Rs 1.08 Crores)		**1.72**	19.87
Others		**343.29**	540.06
		345.01	559.93
*Includes amount in respect of which the Company holds deposits and Letters of Credit/Guarantees from Banks		**207.33**	235.54

SCHEDULE 9

CASH AND BANK BALANCES

Cash Balance on Hand		**0.12**	1.07
Bank Balances:			
With Scheduled Banks:			
Current Accounts (including cheques under collection)	**13.65**		112.07
Deposit Accounts *	**2.14**		0.23
		15.79	112.30
In Government Treasury Saving Account		**0.01**	0.01
		15.92	113.38

Notes:

* (a) Rs. 0.06 Crores (Previous Year Rs. 0.08 Crores) lodged as security with Government Department
(b) Rs. 0.01 Crores (Previous Year Rs. 0.02 Crores) earmarked for Employees' Security Deposit, and
(c) Rs. 0.03 Crores (Previous Year Rs. 0.02 Crores) as Interest accrued.

SCHEDULE 10

LOANS AND ADVANCES

Unsecured (Considered Good unless otherwise stated)

Deposits with Bodies Corporate		**176.55**	37.37
Deposits and Balances with Government and other Authorities (including accrued interest)		**11.53**	83.56
Other Deposits		**29.61**	107.16
Advances to Subsidiaries		**43.55**	213.11
Advances recoverable in cash or in kind or for value to be received (Due from (a) Director of the Company Rs. Nil (Previous Year Rs. Nil), Maximum outstanding during the Year Rs. Nil (Previous Year Rs. 0.11 Crore) (b) Private Limited Company in which a director of the company is a Director Rs. Nil (Previous Year Rs. 1.60 Crores), Maximum outstanding during the Year Rs. 1.60 Crores (Previous Year Rs. 1.60 Crores)		**123.88**	604.61
		385.12	1,045.81

Rs. in Crores

			Previous Year
SCHEDULE 11			
CURRENT LIABILITIES			
Sundry Creditors:			
a) Micro, Small and Medium Enterprises [To the extent identified with available information, Note 12 of Sch. 21B]	—		0.01
b) Others	**201.44**		1,010.63
		201.44	1,010.64
Security and Other Deposits		**8.11**	243.93
Unpaid Dividend (Amount transferable to Investor Education and Protection Fund, when due)		**8.19**	7.11
Other Liabilities		**77.58**	372.42
Interest Accrued but not Due on Debentures and Loans		**7.05**	52.83
		302.37	1,686.93

		Previous Year
SCHEDULE 12		
PROVISIONS		
Employee Benefits	**69.99**	141.34
Provision for Mines Restoration Expenditure	—	0.36
Proposed Dividend	**275.05**	275.02
Corporate Dividend Tax	**33.95**	41.38
Provision for Taxation (Net of Advance Tax)	**201.56**	132.78
	580.55	590.88

		Previous Year
SCHEDULE 13		
INTEREST AND DIVIDEND INCOME		
i) On Investments		
Interest (Gross) on:		
Government and other Securities	**1.80**	2.62
Dividend (Gross) from:		
a) Trade Investments	**10.49**	14.99
b) Investment in Subsidiary Companies	**31.56**	31.31
c) Others	**113.17**	54.23
ii) Others: Interest (Gross) on:		
Bank and Other Accounts (Tax deducted at source Rs. 3.25 Crores, Previous Year Rs. 6.88 Crores)	**66.68**	55.89
	223.70	159.04

		Previous Year
SCHEDULE 14		
OTHER INCOME		
Export Incentives	**47.83**	23.17
Rent Received (Tax deducted at source Rs. 0.40 Crores, Previous Year Rs. 1.09 Crores)	**2.26**	2.42
Lease Rent	**0.13**	0.25
Processing Charges (Tax deducted at source Rs. 0.06 Crores, Previous Year Rs. 0.08 Crores)	**3.67**	3.94
Insurance Claims	**2.07**	2.07
Profit on Sale of Current Investments (Net)	**0.57**	23.09
Profit on Sale of Long Term Investments (Net)	**0.35**	0.77
Profit on Sale of Fixed Assets and Assets held for Disposal (Net)	—	0.03
Excess Provisions Written Back (Net)	**27.83**	48.36
Scrap/Waste Sales (Net of Excise Duty)	**21.78**	30.19
Miscellaneous Receipts	**45.57**	57.12
	152.06	191.41

Rs. in Crores

SCHEDULE 15

INCREASE/(DECREASE) IN STOCKS

			Previous Year
Closing Stock			
Finished Goods		**28.60**	152.60
By-Products		**2.51**	7.92
Process Stock		**17.97**	143.12
Waste/Scrap		**1.76**	4.02
		50.84	307.66
Opening Stock			
Finished Goods		**152.60**	216.22
By-Products		**7.92**	5.81
Process Stock		**143.12**	63.80
Waste/Scrap		**4.02**	3.47
		307.66	289.30
Add: (Increase)/Decrease in Excise Duty on Stocks		**(7.34)**	16.67
Stock Transfer from pre-operative expenses		**—**	(1.49)
Stock Transfer on account of sale of Sponge Iron Unit		**24.86**	—
Stock Transfer on account of demerger of Cement Business		**228.32**	—
		(10.98)	33.54

SCHEDULE 16

RAW MATERIALS CONSUMED

			Previous Year
Opening Stock	**618.07**		308.03
Purchases and Incidental Expenses (includes cost of Limestone raised)	**2,182.72**		3,396.08
		2,800.79	3,704.11
Less:			
Sales	**4.79**		0.96
Stock Transfer on account of sale of Sponge Iron Unit	**258.51**		—
Stock Transfer on account of demerger of Cement Business	**74.64**		—
Closing Stock	**294.78**		618.07
		632.72	619.03
		2,168.07	3,085.08

SCHEDULE 17

MANUFACTURING EXPENSES

		Previous Year
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	**333.70**	518.93
Power and Fuel	**1,165.64**	1,929.57
Freight and Handling Expenses on Clinker Transfer	**98.11**	131.19
Processing Charges	**15.27**	31.54
Repairs to Buildings	**17.63**	23.18
Repairs to Machinery (excluding Spare Parts and Components)	**55.47**	75.23
Repairs to Other Assets	**14.44**	22.05
	1,700.26	2,731.69

SCHEDULE 18		Rs. in Crores Previous Year
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages and Bonus	**427.58**	526.32
Contribution to Provident and Other Funds	**29.21**	38.90
Welfare Expenses	**22.01**	29.62
Employee Compensation Expenses under Employee Stock Option Scheme (Refer Note 20 Schedule 21B)	**2.13**	5.55
	480.93	600.39

SCHEDULE 19		
SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES		
Commission to Selling Agents	**38.40**	54.99
Brokerage and Discount	**51.26**	87.31
Freight and Handling Expenses	**729.90**	1,223.20
Advertisements and Sales Promotion	**122.95**	216.31
Insurance	**8.57**	13.16
Rent (including Lease Rent)	**15.67**	23.36
Rates and Taxes	**40.58**	59.04
Stationery, Printing, Postage and Telephone Expenses	**10.13**	17.86
Travelling and Conveyance	**21.04**	43.58
Legal and Professional Charges	**24.40**	31.53
Bad Debts Written Off	**0.04**	0.40
Provision for Bad and Doubtful Debts	**0.03**	—
Provision for Doubtful Loans and Advances	**3.32**	—
Research Contribution and Expenses	**4.48**	5.12
Donations (including Rs.13.25 Crores contribution to General Electoral Trust; Previous Year Rs. 3.10 Crores)	**31.51**	15.81
Directors' Fees	**0.05**	0.03
Directors' Commission	**15.30**	12.50
Exchange Rate Difference (Net)	**8.23**	8.38
Loss on Sale and/or Discard of Fixed Assets (Net)	**2.64**	—
Miscellaneous Expenses (includes diminution in value of investment Rs. 0.49 Crores, Previous Year Rs. Nil)	**66.58**	115.97
	1,195.08	1,928.55

SCHEDULE 20		
INTEREST		
On Fixed Period Loan and Debentures #	**118.51**	161.67
Other Interest	**21.19**	50.66
	139.70	212.33
Less: Interest Capitalized	**19.31**	72.66
	120.39	139.67

Net of Interest subsidy from Government Rs. 17.23 Crores (Previous Year Rs. 19.31 Crores).

SCHEDULE 21

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) Significant Accounting Policies:

1. **Accounting Concepts:**

   The financial statements are prepared and presented in accordance with the Generally Accepted Accounting Principles (GAAP) in India and comply in all material aspects with the Accounting Standards (AS) notified under the Companies (Accounting Standard) Rules, 2006 (as amended), other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 1956, and guidelines issued by Securities and Exchange Board of India.

2. **Use of Estimates:**

   The preparation of financial statements require estimates and assumptions to be made that effects the reported amount of assets and liabilities on the date of financial statements and reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known/materialise.

3. **Fixed Assets:**

   Fixed Assets are stated at cost, less accumulated depreciation/amortisation. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

4. **Fixed Assets Held for Disposal:**

   Fixed assets held for disposal are stated at the lower of net book value and net realisable value.

5. **Foreign Currency Transactions:**

   Foreign currency transactions are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities in foreign currency existing at Balance Sheet date are translated at year-end exchange rates. Exchange differences, including premium or discount on forward exchange contracts, arising till the commissioning of fixed assets, relating to borrowed funds and liabilities in foreign currency for acquisition of the fixed assets, are adjusted to the cost of fixed assets. Other premium or discount on forward exchange contracts is amortised as expense or income over the life of the contract. All other exchange differences are recognised in Profit and Loss Account.

6. **Financial Derivatives:**

   Financial Derivative instruments, such as Swaps and Options, are used to hedge risks associated with fluctuations in foreign exchange and interest rates. The derivative contracts are closely linked with the underlying transactions and are intended to be held to maturity. The underlying transactions are recorded as per terms of the financial derivative contracts.

7. **Treatment of expenditure during construction period:**

   Expenditure during construction period is included under Capital Work in Progress and the same is allocated to the respective fixed assets on the completion of construction.

8. **Investments:**

   Investments are classified as long term based on management intention, all other investments are classified as current investment. Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for permanent diminution (i.e. other than temporary diminution) in value.

9. **Inventories:**

   Inventories, except scrap, are valued at the lower of cost and net realisable value. Waste/Scrap is valued at net realisable value. The cost is computed on weighted average basis.

   Cost of Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

   Obsolete, defective, slow moving and unserviceable inventories are duly provided for.

10. **Research and Development Expenditure:**

    Expenditure incurred during research phase is charged to revenue when no intangible asset arises from such research. Assets procured for research and development activities are generally capitalised.

SCHEDULE 21 (Contd.)

11. **Depreciation/Amortisation:**

Depreciation/Amortisation charge is provided for on the following basis:

(a) On fixed assets on written down value method in respect of Viscose Staple Fibre Division Nagda, Engineering Division Nagda and Corporate Finance Division Mumbai and on Straight Line Method in respect of assets of other Divisions including Power Plants at Nagda; applying the rates/useful life specified in Schedule XIV of the Companies Act, 1956, except as stated hereunder:

Asset	**Estimated useful life**
Leasehold Land	over the period of lease
Capital Expenditure on Assets not owned	5 years
Motor Cars	5 years
Computer Software	3 years
Computer and Other Electronic Office Equipments	4 years
Furniture, Fixtures and Electrical Fittings	7 years

Continuous process plants as defined in Schedule XIV have been classified on technical assessment and depreciation provided accordingly.

(b) In respect of Revalued Fixed Assets, on straight line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

(c) In respect of fixed assets added/disposed off during the year on *pro-rata* basis with reference to the month of addition/deduction except in case of new projects where it is provided on the basis of days of use.

12. **Impairment of Assets:**

Carrying amount of assets is reviewed at Balance Sheet date if there is indication of impairment based on the internal and external factors.

The assets are treated as impaired when the carrying amount of asset exceeds its recoverable amount. An impairment loss, if any, is charged to Profit and Loss Account in the year in which the asset is identified as impaired. Reversal of impairment loss recognised in prior years is recorded when there is an indication that impairment loss recognised for the asset no longer exists or has decreased.

13. **Revenue Recognition:**

(a) Sales revenue is recognised on transfer of the significant risks and rewards of ownership of the goods to the buyer and stated at net of sales tax, VAT, trade discounts and rebates but includes excise duty.

(b) Income from services is recognised as the services are rendered, based on agreement/arrangement with the concerned parties.

(c) Dividend income on investments is accounted for when the right to receive the payment is established.

(d) Interest income is recognised on time proportion basis.

(e) Certain claims of the Company, viz., export incentives, insurance, railway, etc. in respect of which quantum of accruals cannot be ascertained with reasonable certainity, are accounted on acceptance basis.

(f) Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between sale price, carrying value of Investment and other incidental expenses.

14. **Employee Benefits:**

(a) Short term employee benefits and contribution to defined contribution plans are recognised as an expense on accrual at the undiscounted amount in the Profit and Loss Account.

The contribution as specified under the law are paid to the provident fund setup as irrevocable trust by the Company or to the Regional Provident Fund Commissioner. The Company is generally liable for annual contribution and any shortfall in the fund assets based on the government specified minimum rates of return and recognises such contributions and shortfall, if any, as an expense in the year incurred.

(b) Post-employment and other long term employee benefits are recognised as an expense, at the present value of the amounts payable determined using actuarial valuation techniques, in the Profit and Loss

SCHEDULE 21 (Contd.)

Account for the year. Actuarial gains and losses in respect of post-employment and other long term benefits are charged to the Profit and Loss Account.

(c) Employee Stock Option Scheme: The intrinsic value of options granted under Employee Stock Option Scheme is recognised as deferred compensation cost and amortised over the vesting period.

15. Government Grants:

Government Grants are recognised when there is reasonable assurance that the same will be received. Capital grants relating to specific assets are reduced from the gross value of the Fixed Assets and capital grants for Project Capital Subsidy are credited to Capital Reserve. Revenue grants are recognised in the Profit and Loss Account.

16. Borrowing Cost:

Interest and other costs, in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets, are capitalised upto the date when such fixed assets are ready for their intended use and all other borrowing costs are charged to Profit and Loss Account.

17. Provision for Current and Deferred Tax:

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period in accordance with the provisions of the Income tax Act, 1961. Deferred Tax resulting from timing difference between book and taxable profit for the year is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the balance sheet date. The deferred tax asset is recognised and carried forward only to the extent there is a reasonable certainty that the deferred tax assets will be realised in future.

18. Mines Restoration Expenditure:

The Company provides for the expenditure to restore the mines based on technical estimates by internal/ external specialists. The total estimate of restoration expenditure is apportioned over the estimated quantities of total mineral reserves and provision is made based on the minerals mined during the year.

19. Operating Leases:

Leases where significant portion of risk and reward of ownership are retained by the Lessor are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss Account.

20. Provisions/Contingencies:

A provision is recognised when there is a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined (as provided/charged to Profit and Loss Account) based on best estimate of the amount required to settle the obligation at the Balance Sheet date.

Contingent Liabilities are not recognised but are disclosed and Contingent Assets are neither recognised nor disclosed, in the financial statements.

(B) NOTES ON ACCOUNTS

		Rs.in Crores Previous Year
1.1 Contingent Liabilities not provided for in respect of:		
(a) Claims not acknowledged as debts (Includes demands in respect of Excise Duty, Cenvat Credit, Water Cess, Sales Tax/VAT, Electricity Duty etc.)	**92.51**	387.57
(b) Custom Duty which may arise if obligation for exports is not fulfilled against import of raw materials and machinery	**1.43**	—
(c) Custom Duty on import of technical know-how and other services relating to projects against which Bank Guarantee/Bond of Rs.Nil Crores (Previous Year Rs. 5.36 Crores) is furnished.	—	10.81
1.2 Letter of Undertaking-cum Indemnity, Corporate Guarantee given to Bank/ Financial Institutions for finance provided to subsidiary and joint venture.	**84.00**	80.00

SCHEDULE 21 (Contd.)

	Rs.in Crores	Previous Year
2. The Ministry of Textiles, vide its orders dated 30th June, 1997 and 1st July, 1999, has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory use in Packing Commodities) Act 1987. In view of this, the Company does not expect any liability for non-despatch of cement in Jute bags in respect of earlier years.		
3. Estimated amount of contracts remaining to be executed on capital account and not provided (Net of advance paid Rs.14.63 Crores, Previous Year Rs. 91.84 Crores).	**25.74**	363.30

4. Land, Building and Plant and Machinery of some of the Units were revalued on 1st April, 1974, 1st April, 1980, 1st April, 1982 and 1st April, 1985, by approved valuers on the basis of assessment about the then current value of similar assets. As a result, book value of such assets was increased, which had been transferred to Capital Reserve.

   In the current period the Company has reinstated revalued amounts (net of withdrawals) at their original cost to bring them in line with its accounting policy of valuing at cost. Accordingly unamortised revaluation amount of Rs. 3.24 Crores has been adjusted from fixed assets with corresponding adjustment to revaluation reserve. This change does not have any impact on the profits for the year.

5. A Scheme of Arrangement for sale of Sponge Iron Unit of the Company has become effective on 22nd May, 2009, on completion of the necessary formalities.

   In terms of the scheme, on effective date:

   (a) Welspun Power and Steel Limited (Welspun) has infused the required funds into Vikram Sponge Iron Limited (VSIL) for payment of consideration to the Company and has accordingly acquired 99.75% equity share capital of VSIL and as such VSIL has ceased to be a Subsidiary of the Company.

   (b) The Company has transferred the Sponge Iron Unit of the Company to VSIL, on going concern basis, on receipt of the consideration of Rs. 1,030 crores and the Unit ceases to be part of the Company.

   (c) The profit of sale of the Sponge Iron Unit amounting to Rs. 336.07 Crores (Net of Tax Rs. 8.65 Crores) has been accounted for as an extraordinary item.

6. The Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 (the scheme) to transfer Cement Business (*inter-alia* comprising of Grey Cement, White Cement, Ready Mix Concrete Businesses) on a going concern basis to its subsidiary Samruddhi Cement Limited (SCL) w.e.f. 1st October, 2009, the appointed date has become effective on 18th May, 2010, on getting requisite approvals and completion of necessary formalities.

   In terms of the Scheme, the shareholders of the Company will receive 1 (one) equity share of SCL of the face value of Rs. 5 each, credited as fully paid up, for every 1 (one) fully paid up equity share of the Company held on 28th May, 2010, the record date to be fixed for the purpose.

   Consequent to vesting of the Cement Business of the Company in terms of the Scheme, the Financial Statements of the Company for the year ended 31st March, 2010, do not include the operations of the Cement Business for the period of six months from 1st October, 2009 to 31st March, 2010, and are therefore strictly not comparable with the figures of the previous year ended 31st March, 2009.

   All the assets and liabilities of the Cement Business of the Company, on the appointed date, have been transferred to SCL. The excess of assets over liabilities relating to the cement business (net of Debenture Redemption Reserve of Rs. 27.50 Crores and Capital Subsidy Reserve of Rs. 0.30 Crores transferred as liabilities pertaining to Cement Business) transferred as on 1st October, 2009, has been adjusted in terms of the Scheme against the Reserves of the Company as under:

SCHEDULE 21 (Contd.)

	Rs. in Crores
(a) Capital Subsidy Reserve	0.89
(b) Amalgamation Reserve	1.38
(c) Preference Share Capital Redemption Reserve	1.48
(d) Share Premium	823.88
(e) General Reserve	3,260.63
	4,088.26

The Board of Directors of UltraTech Cement Limited and SCL, the Company's subsidiaries have also decided to amalgamate under a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, subject to necessary approvals w.e.f. 1st July, 2010, being the appointed date fixed for the purpose. In terms of the Scheme, the shareholders of SCL will receive 4 (four) equity shares of UltraTech of the face value of Rs. 10 each, credited fully paid up for every 7 (seven) equity shares of SCL of the face value of Rs. 5 each held on the record date to be fixed for the purpose. The Scheme is pending with Hon'ble High Courts of Bombay and Gujarat for their sanction.

7. The details of discontinued operations are as under:

Rs. in Crores

	Sponge Iron Unit Period/Year Ended		Cement Business Period/Year Ended	
	22nd May, 2009	31st March, 2009	30th September, 2009	31st March, 2009
Total Revenue	112.44	1,016.84	4,225.74	7,024.33
Total Expenses	156.36	926.67	3,069.51	5,474.93
Total Assets	702.41	624.14	8,464.84	8,015.96
Total Liabilities	22.85	78.46	4,348.78	3,750.94
Net Cash Flows:				
Operating Activities	(72.97)	(6.53)	607.86	1,686.08
Investing Activities	0.01	12.25	(423.21)	(1,453.15)
Financing Activities	170.47	(5.77)	(162.52)	(252.23)

8. Idea Cellular Limited (Idea), an Associate of the Company, was originally a tripartite joint venture between A.V. Birla Group, Tata Group and AT&T Group. With the exit of AT&T and the Tata Group, Idea is now part of A.V. Birla Group. Prior to its exit, Tata Group had alleged that the A.V. Birla Group had committed material breach of the Shareholders Agreement and the Tata Group invoked the arbitration clause, pursuant to which an Arbitral Tribunal has been constituted, which has taken up the claims of the Tata Group and the counter-claims of the A.V.Birla Group and proceedings are on going. The Company believes that it has a strong case to counter the allegations of breach and it does not contemplate any liability to arise on this matter.

9. During the year, the shareholding of the Company in Idea, has changed from 5.26% to 5.18% w.e.f. from 1st March, 2009, as Idea has issued new shares to the shareholders of Spice Communication Limited on merger of Spice Communication Limited with Idea.

10. During the year, the Company has purchased 5,077,603 equity shares of Rs 10 each of UltraTech Cement Limited from Samruddhi Swastik Trading and Investments Limited, a wholly owned subsidiary of the Company at book value of Rs. 172.04 Crores.

    The Company has also acquired additional shares in its joint ventures as under:

    (a) 45,000 'A' class equity shares of A V Nackawic, Canada at a cost of Rs. 39.96 Crores.

    (b) 2,000 shares of Birla Lao Pulp & Plantation Company Ltd at a cost of Rs. 9.68 Crores.

SCHEDULE 21 (Contd.)

11. (a) Loans and Advances in the nature of Loans and other Advances given to subsidiaries and associates.

Rs. in Crores

Name of the Company	Relationship	Balance as on 31st March		Maximum Balance Outstanding during the Financial Year	
		2010	2009	**2010**	2009
Samruddhi Swastik Trading And Investments Limited	Subsidiary	—	154.94	**154.94**	339.24
Samruddhi Cement Limited	Subsidiary	**13.09**	—	**13.09**	—
Sun God Trading And Investment Limited	Subsidiary	—	—	**0.01**	—
UltraTech Cement Limited	Subsidiary	—	0.14	**0.98**	7.40
Harish Cement Limited	Subsidiary	—	25.72	**46.74**	25.72
Grasim Bhiwani Textiles Limited	Subsidiary	**30.46**	32.31	**32.31**	57.23
A V Cell Inc., Canada *	Joint Venture	**29.82**	26.79	**29.82**	26.79
Aditya Birla Science & Technology Limited	Associate	**25.73**	10.53	**25.73**	10.53
Idea Cellular Limited	Associate	—	—	—	—

*As per covenants agreed by A V Cell Inc, Canada in respect of its loan from local government, this loan is repayable to the Company (being promoter) after the loans of local government are repaid.

(b) Payments made to employees by way of Loans and Advances in the nature of loan where no interest is charged or interest is charged at a rate less than the rate prescribed in Section 372A of Companies Act, 1956.

	Rs. in Crores
Outstanding as on 31st March, 2010	5.07
Maximum balance outstanding during the year	12.00

12. As required by Section 22 of The Micro, Small and Medium Enterprises Development Act, 2006, the following information is disclosed:

	Rs. in Crores	Previous Year
(a) (i) Principal amount remaining unpaid at the end of the accounting year	—	0.01
(ii) Interest due on above	—	—
(b) The amount of interest paid by the Company along with the amount of payment made to the suppliers beyond the appointed date	—	—
(c) The amount of interest accrued and remaining unpaid at the end of the Financial Year	—	—
(d) The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the due date during the year) but without adding interest specified under this Act.	—	—
(e) The amount of further interest remaining due and payable in succeeding years, until such interest is actually paid	—	—

13. The following are included under other heads of expenses in the Profit and Loss Account:

(a) Stores and Spares Consumed	**20.57**	41.62
(b) Power and Fuel	**22.10**	33.96
(c) Repairs to Machinery	**9.13**	23.24
(d) Repairs to Buildings	**0.00**	0.21
(e) Repairs to Other Assets	**0.08**	1.04
(f) Salaries, Wages, Bonus and Gratuity	—	0.08
(g) Royalty and Cess	**60.04**	98.49
(h) Rates and Taxes	**5.20**	9.04
(i) Ship Operation and Management Charges	**0.98**	6.66
(j) Others	**0.53**	1.09

SCHEDULE 21 (Contd.)

14. Research and Development Expenditure

Revenue Expenditure on Research and Development included in the different heads of expenses in the Profit and Loss Account is Rs. 4.39 Crores (Previous Year Rs. 5.50 Crores).

15. Auditors' Remuneration

		Rs. in Lakhs	Previous Year
(a)	Statutory Auditors:		
	Audit Fee	**67.36**	33.09
	Tax Audit Fee	**2.86**	11.03
	For Certification and Other Work	**8.12**	12.83
	Reimbursement of expenses	**3.92**	3.33
(b)	Branch Auditors:		
	Audit Fee	**0.83**	50.46
	Tax Audit Fee	**0.33**	0.33
	For Certification and Other Work	**6.65**	19.52
	Reimbursement of Expenses	**0.17**	1.53
(c)	Cost Auditors:		
	Audit Fee	**2.84**	5.38
	For Certification and Other Work	**0.01**	0.02
	Reimbursement of Expenses	**0.35**	0.51

16. (a) **Whole-Time Directors' Remuneration:***

		Rs. in Crores
Salary	**5.25**	5.45
Contribution to Provident Fund and Other Funds	**0.50**	0.52
Perquisites	**0.70**	0.61
	6.45	6.58

*In the determination of Manager's remuneration, certain perquisites have been valued in accordance with the Income Tax Rules, 1962.

Expenses towards gratuity and leave encashment provisions are determined actuarially on an overall company basis at the end of each year and accordingly have not been considered in the above information. Employee compensation under Employee Stock Option Scheme has also not been considered in the above information.

(b) **Commission to Directors other than Whole-Time Directors** **15.30** 12.50

Computation of net profit in accordance with Section 198 of the Companies Act, 1956

		Rs. in Crores
Profit before tax and extraordinary items as per profit and loss account	**2,500.78**	2,247.84
Add:		
Managerial Remuneration	**6.45**	6.58
Directors' Fee	**0.05**	0.03
Commission to Directors other than Whole-Time Directors	**15.30**	12.50
	2,522.58	2,266.95
Less:		
Profit on Sale of Long Term Investments (Net)	**0.35**	0.77
Profit on Sale of Current Investments (Net)	**0.57**	23.09
	0.92	23.86
Net Profit	**2,521.66**	2,243.09
Commission		
- Amount	**15.30**	12.50
- Percentage to Net Profit	**0.61%**	0.56%

SCHEDULE 21 (Contd.)

17. **Earnings Per Share:**

			Previous Year
Net profit for the year from ordinary activities attributable to equity shareholders	Rs. in Crores	**1,756.03**	1,647.96
Net profit for the year (after extraordinary items) attributable to equity shareholders	Rs. in Crores	**2,092.10**	1,647.96
Weighted-average number of equity shares outstanding	Numbers	**91,693,335**	91,689,485
Weighted-average number of potential equity shares on exercise of options	Numbers	**35,260**	@
@As anti dilutive			
(A) **Basic Earnings Per Share (Face Value of Rs.10 each)**			
From ordinary activities	Rs.	**191.51**	179.73
After extraordinary items	Rs.	**228.16**	179.73
(B) **Diluted Earnings Per Share (Face Value of Rs.10 each)**			
From ordinary activities	Rs.	**191.44**	179.73
After extraordinary items	Rs.	**228.08**	179.73

18. **Deferred Tax Assets and Liabilities as on 31st March, 2010, are as under:**

Rs. in Crores

	As on 31st March, 2010	Current Year Charge	Transferred to SCL	As on 31st March, 2009
Deferred Tax Assets:				
Accrued Expenses deductible on payment basis	**3.91**	4.82	48.09	47.18
Expenses allowable in installments in Income Tax	**5.57**	1.31	0.42	4.68
Provision for contigencies allowable on payment basis	**2.50**	2.50		
Provision for doubtful debts allowable in year of write off against debtors	**0.14**	0.42	0.67	0.39
Others	**0.05**	0.05		
	12.17	9.10	49.18	52.25
Deferred Tax Liabilty:				
Accumulated Depreciation	**264.28**	112.71	765.05	916.62
Net Deferred Tax Liability	**252.16**	103.65	715.87	864.37

19. Details of Company's interest in its Joint Ventures, having Joint Control, as per the requirement of AS-27 on Financial Reporting of Interest in Joint Ventures is as under:

Rs. in Crores

Particulars	Birla Jingwei Fibre Company Limited	Birla Lao Pulp & Plantation Company	A V Cell Inc., Canada	A V Nackawic, Canada
% Share Held	31.00%	40.00%	45.00%	45.00%
(a) Assets	121.18	36.50	166.61	383.48
(b) Liabilities	54.73	2.57	100.44	273.59
(c) Income	102.16	0.10	227.00	258.77
(d) Expenses	97.76	1.57	231.43	278.42
(e) Contingent Liabilities	—	—	0.39	—

SCHEDULE 21 (Contd.)

20. In terms of the Scheme of Arrangement as mentioned in Note 6 of Schedule 21(B), a Compensatory Employee Stock Option Scheme (CESOS) will be formulated by SCL under which the stock option holders, of the Company will be entitled to one employee stock option of SCL for every employee stock option held by them in the Company. The CESOS is an outcome of the Scheme and is in no way a modified or a new ESOS.

    The impact on account of CESOS has been accounted for on provisional basis, based on the divided grant price of the stock options to be issued by SCL under CESOS, as per the division of stock option grant price under the Employee Stock Option Scheme, 2006 (ESOS 2006) recommended by the Merchant Bankers to ESOS 2006. Adjustments, if any, required on final approval of grant price by Compensation Committee of the Board of Directors of the Company in consultation with the Board of Directors of SCL, will be carried out in the next year.

    The provisional revised grant price considered for the Company's stock option under ESOS 2006 is Rs. 1,523 per stock option granted under the Tranche I and Rs. 2,279 per stock option granted under Tranche II of ESOS 2006.

    Under the ESOS-2006, the Company has granted 218,140 Options to its eligible employees in two tranches, the details of which are given hereunder:

    (A) **Employee Stock Option Scheme:**

Particulars	**Tranche I**	**Tranche II**
No. of Options Granted	201,530	16,610
Method of Accounting	Intrinsic Value	Intrinsic Value
Vesting Plan	Graded Vesting - 25% every year	Graded Vesting - 25% every year
Normal Exercise Period	5 years from the date of vesting	5 years from the date of vesting
Grant Date	23rd August, 2007	25th Jaunuary, 2008
Grant Price (Rs. Per Share)	1,928	2,885
Market Price on the Date of Grant of Option (Rs.)	2,728	2,885

    (B) **Movement of Options Granted:**

Particulars	**2009-10**	2008-09
Options Outstanding at the beginning of the year	**208,144**	218,140
Granted during the year	—	—
Exercised during the year	**8,992**	—
Lapsed during the year	**13,498**	9,996
Options Outstanding at the end of the year	**185,654**	208,144
Options Unvested at the end of the year	**88,120**	154,574
Options Exercisable at the end of the year	**97,534**	53,570

SCHEDULE 21 (Contd.)

(C) **Fair Valuation:**

The fair value of options used to compute proforma net income and earnings per equity share has been done by an independent firm of Chartered Accountants on the date of grant using Black-Scholes Model.

The Key assumptions in Black-Scholes Model for calculating fair value as on the date of grant are:

(a) Risk Free Rate	7.78%
(b) Option Life	Vesting Period (1 Year) + Average of Exercise Period
(c) Expected Volatility	Tranche I:33%, Tranche II:36%
(d) Expected Growth in Dividend	2.38%

The weighted average fair value of the option, as on the date of grant, works out to Rs 1025 per stock option.

Had the compensation cost for the stock options granted under ESOS 2006 been determined, based on fair-value approach, the Company's net profit and earnings per share would have been as per the proforma amounts indicated below:

Rs. in Crores

Particulars	**2009-10**		2008-09
	(Before Extraordinary Item)	**(After Extraordinary Item)**	
Net Profit (As Reported)	1,756.03	2,092.10	1,647.96
Add: Compensation Expenses under ESOS included in the Net Profit	2.13	2.13	5.55
Less: Compensation Expenses under ESOS as per Fair Value	3.82	3.82	10.20
Net Profit (Fair value basis)	1,754.34	2,090.41	1,643.31
Basic Earning Per Share (As Reported)-Rs./Share	191.51	228.16	179.73
Basic Earning Per Share (Fair value basis)-Rs./Share	191.33	227.98	179.73
Diluted Earning Per Share (As Reported)-Rs./Share	191.44	228.08	179.73
Diluted Earning Per Share (Fair value basis)-Rs./Share	191.25	227.89	179.73

21. Segment Reporting

a. Primary Segment Reporting (by business segment)

(i) Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risks and returns of these segments. Details of products included in each of the segments are as under:-

Fibre & Pulp	- Viscose Staple Fibre & Rayon Grade Pulp
Chemicals	- Caustic Soda & Allied Chemicals
Cement	- Grey & White Cement (upto 30th September, 2009)
Sponge Iron	- Sponge Iron (upto 22nd May, 2009)
Textiles	- Yarn

(ii) Inter-segment transfers of independent marketable products are at market rates.

SCHEDULE 21 (Contd.)

(iii) Information about Business Segments (For the Current Year 2009-10):

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Eliminations	Total Company
A		**REVENUE**							
	1a	Gross Sales (External)	3,667.03	386.81	4,609.43	119.40	59.12		8,841.79
	1b	Gross Sales (Inter-segment)	17.21	134.85	0.42			(152.48)	
		Total Gross Sales	**3,684.24**	**521.66**	**4,609.85**	**119.40**	**59.12**	**(152.48)**	**8,841.79**
	2a	Other Income	119.57	11.05	32.01	2.16	4.23	(7.01)	162.01
	2b	Unallocated Corporate Other Income							213.75
		Total Other Income	**119.57**	**11.05**	**32.01**	**2.16**	**4.23**	**(7.01)**	**375.76**
	3	**Total Revenue**	**3,803.81**	**532.71**	**4,641.86**	**121.56**	**63.35**	**(159.49)**	**9,217.55**
B		**RESULTS**							
	1	**Segment Result (PBIT)**	**1,203.98**	**92.80**	**1,227.97**	**(43.90)**	**4.58**		**2,485.43**
	2	Unallocated Corporate Income/(Expenses)							135.74
	3	Interest Expense							(120.39)
	4	**Profit before Tax from Ordinary Activities**							**2,500.78**
	5	Provision for Current Tax							(666.40)
	6	Deferred Tax							(103.65)
	7	Write Back of Excess Provision for Tax/Income tax refund related to earlier years (Net)							25.30
	8	**Profit after Tax from Ordinary Activities**							**1,756.03**
	9	**Extraordinary Activities** Profit (Net of Tax Rs. 8.65 Crores) on Sale of Sponge Iron Unit							336.07
	10	**Profit after Tax**							**2,092.10**
C		**Other Information:**							
	1	**Segment Assets**	**1,961.18**	**440.85**	**—**	**—**	**30.97**		**2,433.00**
	2	Unallocated Corporate Assets							6,885.07
	3	**Total Assets**							**9,318.07**
	4	**Segment Liabilities**	**219.19**	**32.27**	**—**	**—**	**6.28**		**257.74**
	5	Unallocated Corporate Liabilities							**1,914.96**
	6	**Total Liabilities**							**2,172.70**
	7	**Capital Expenditure**	**52.50**	**41.13**	**423.66**	**—**	**0.45**		**517.74**
	8	Unallocated Corporate Capital Expenditure							222.30
	9	**Total Capital Expenditure**							**740.04**
	10	**Depreciation and Amortisation**	**111.51**	**32.00**	**195.15**	**4.71**	**1.10**		**344.47**
	11	Unallocated Corporate Depreciation & Amortisation							6.67
	12	**Total Depreciation and Amortisation**							**351.14**
	13	**Significant Non Cash Expenses other than Depreciation and Amortisation**							**2.13**

SCHEDULE 21(Contd.)

Information about Business Segments (For the Previous Year 2008-09):

Rs. in Crores

			Fibre & Pulp	Chemicals	Cement	Sponge Iron	Textiles	Eliminations	Total Company
A		**REVENUE**							
	1a	Gross Sales (External)	2,606.68	418.91	7,905.23	1,112.66	53.89		12,097.37
	1b	Gross Sales (Inter-segment)	31.37	163.52	1.03			(195.92)	
		Total Gross Sales	**2,638.05**	**582.43**	**7,906.26**	**1,112.66**	**53.89**	**(195.92)**	**12,097.37**
	2a	Other Income	92.62	5.91	57.73	11.94	4.71	(0.85)	172.06
	2b	Unallocated Corporate Other Income							178.39
		Total Other Income	**92.62**	**5.91**	**57.73**	**11.94**	**4.71**	**(0.85)**	**350.45**
	3	**Total Revenue**	**2,730.67**	**588.34**	**7,963.99**	**1,124.60**	**58.60**	**(196.77)**	**12,447.82**
B		**RESULTS**							
	1	**Segment Result (PBIT)**	**408.20**	**127.11**	**1,629.09**	**101.19**	**1.39**		**2,266.98**
	2	Unallocated Corporate Income/(Expenses)							120.53
	3	Interest Expense							(139.67)
	4	**Profit before Exceptional Items and Tax**							
	5	**Profit before Tax from Ordinary Activities**							**2,247.84**
	6	Provision for Current Tax							(342.38)
	7	Deferred Tax							(257.50)
	8	**Profit after Tax from Ordinary Activities**							**1,647.96**
	9	**Extraordinary Items**							
	10	**Net Profit for the period**							**1,647.96**
C		Other Information:							
	1	**Segment Assets**	**1,964.86**	**398.72**	**7,999.14**	**623.88**	**30.24**		**11,016.84**
	2	Unallocated Corporate Assets							4,997.87
	3	**Total Assets**							**16,014.71**
	4	**Segment Liabilities**	**187.95**	**36.78**	**1,300.94**	**71.16**	**7.65**		**1,604.48**
	5	Unallocated Corporate Liabilities							4,932.65
	6	**Total Liabilities**							**6,537.13**
	7	**Capital Expenditure**	**198.69**	**75.27**	**1,466.47**	**2.31**	**0.71**		**1,743.45**
	8	Unallocated Corporate Capital Expenditure							1.00
	9	**Total Capital Expenditure**							**1,744.45**
	10	**Depreciation and Amortisation**	**105.36**	**28.26**	**281.83**	**33.50**	**1.05**		**450.00**
	11	Unallocated Corporate Depreciation & Amortisation							6.97
	12	**Total Depreciation and Amortisation**							**456.97**
	13	**Significant Non Cash Expenses other than Depreciation and Amortisations**							**10.45**

b. Secondary Segment Reporting (by geographic segment) - Being insignificant, not given.

SCHEDULE 21 (Contd.)

22. **Related Party Transactions:**

a. Parties where control exists -

Subsidiaries:

Sun God Trading And Investment Limited
Samruddhi Swastik Trading And Investment Limited
Samruddhi Cement Limited (w.e.f. 4th September, 2009)
UltraTech Cement Limited
Dakshin Cement Limited
UltraTech Cement Lanka Private Limited (previously known as UltraTech Ceylinco (Private) Limited)
UltraTech Cement Middle East Investment Limited (w.e.f. 3rd March, 2010)
Harish Cement Limited
Grasim Bhiwani Textiles Limited
Vikram Sponge Iron Limited (upto 21st May'09)

b. Other Related Parties with whom transactions have taken place during the year:

Joint Ventures:

AV Cell Inc., Canada
A V Nackawic Inc., Canada,
Birla Jingwei Fibres Co. Limited
Birla Lao Pulp & Plantations Company Limited
Bhaskarpara Coal Co. Limited
Madanpur (North) Coal Company (Pvt.) Limited

Associates:

Aditya Birla Science & Technology Company Limited
Idea Cellular Limited

Key Management Personnel:

i) Shri Shailendra K. Jain, Whole-Time Director
Relatives of Shri Shailendra K. Jain:
- Smt. Niharika Jain, Wife
- Shri Suvvrat Jain, Son
- Shri Devavrat Jain, Son

ii) Shri Adesh Gupta, Whole-Time Director (w.e.f. 3rd October, 2009)
Relatives of Shri Adesh Gupta
- Smt. Usha Gupta, Wife

iii) Shri D. D. Rathi, Whole-Time Director (upto 31st May, 2009)
Enterprise where significant influence exists:
- Vishal Industries and Chemicals Private. Limited (upto 31st May, 2009)

c. Nature of Transaction

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
1.	**Sales and Services**							
	UltraTech Cement Limited	70.11	-	-	-	-	-	70.11
		(50.47)	-	-	-	-	-	(50.47)
	Grasim Bhiwani Textiles Limited	23.31	-	-	-	-	-	23.31
		(23.70)	-	-	-	-	-	(23.70)
	Others	0.10	0.62	-	-	-	-	0.72
		-	(6.95)	-	-	-	-	(6.95)
	Total	**93.52**	**0.62**	**-**	**-**	**-**	**-**	**94.14**
		(74.17)	(6.95)					(81.12)
2.	**Interest and other Income Received/Receivable**							
	UltraTech Cement Limited	31.92	-	-	-	-	-	31.92
		(33.62)	-	-	-	-	-	(33.62)
	Others	1.62	1.79	1.05	-	-	-	4.46
		(2.99)	(1.61)	(0.52)	-	-	-	(5.12)
	Total	**33.54**	**1.79**	**1.05**	**-**	**-**	**-**	**36.38**
		(36.61)	(1.61)	(0.52)	-	-	-	(38.74)

SCHEDULE 21 (Contd.)

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
3.	**Purchases of Goods/Payment for Other Services**							
	UltraTech Cement Limited	73.52	-	-	-	-	-	73.52
		(90.86)	-	-	-	-	-	(90.86)
	AV Cell Inc., Canada	-	1.01	-	-	-	-	1.01
		-	(51.89)	-	-	-	-	(51.89)
	A V Nackawic Inc., Canada,	-	515.97	-	-	-	-	515.97
		-	(234.57)	-	-	-	-	(234.57)
	Others	0.61	-	7.91	6.45	0.10	-	15.07
		(0.40)	-	(8.40)	(6.58)	(0.08)	(0.06)	(15.52)
	Total	**74.13**	**516.98**	**7.91**	**6.45**	**0.10**	**-**	**605.57**
		(91.26)	(286.46)	(8.40)	(6.58)	(0.08)	(0.06)	(392.84)
4.	**Finance Provided**							
	Harish Cement Limited	21.12	-	-	-	-	-	21.12
		(10.10)	-	-	-	-	-	(10.10)
	Grasim Bhiwani Textiles Limited	-	-	-	-	-	-	-
		(8.00)	-	-	-	-	-	(8.00)
	AV Cell Inc., Canada	-	-	-	-	-	-	-
		-	(26.79)	-	-	-	-	(26.79)
	Aditya Birla Science & Technology Company Limited	-	-	15.20	-	-	-	15.20
		-	-	(3.12)	-	-	-	(3.12)
	Others	1.50	-	-	-	1.00	-	2.50
		-	-	-	-	-	-	-
	Total	**22.62**	**-**	**15.20**	**-**	**1.00**	**-**	**38.82**
		(18.10)	(26.79)	(3.12)	-	-	-	(48.01)
5.	**Repayment against Finance Provided**							
	Samruddhi Swastik Trading and Investment Limited	3.09	-	-	-	-	-	3.09
		(184.30)	-	-	-	-	-	(184.30)
	Samruddhi Cement Limited.	1.25	-	-	-	-	-	1.25
		-	-	-	-	-	-	-
	Grasim Bhiwani Textiles Limited	1.84	-	-	-	-	-	1.84
		(28.09)	-	-	-	-	-	(28.09)
	Vishal Industries and Chemicals Private. Limited	-	-	-	-	-	1.60	1.60
		-	-	-	-	-	-	-
	Others	-	-	-	-	-	-	-
		-	-	(2.85)	(0.11)	-	-	(2.96)
	Total	**6.18**	**-**	**-**	**-**	**-**	**1.60**	**7.78**
		(212.39)	-	(2.85)	(0.11)	-	-	(215.35)
6.	**Acquisition of Investment**							
	Samruddhi Swastik Trading and Investment Limited							
	- Shares of UltraTech Cement Limited	172.04	-	-	-	-	-	172.04
		-	-	-	-	-	-	-
	- Shares of Samruddhi Cement Limited	17.04	-	-	-	-	-	17.04
		-	-	-	-	-	-	-
	Total	**189.08**	**-**	**-**	**-**	**-**	**-**	**189.08**
		-	-	-	-	-	-	-
7.	**Investment in Equity Shares**							
	Samruddhi Cement Limited	67.96	-	-	-	-	-	67.96
		-	-	-	-	-	-	-
	A V Nackawic Inc., Canada,	-	39.95	-	-	-	-	39.95
		-	-	-	-	-	-	-
	Birla Lao Pulp & Plantations Company Limited	-	9.67	-	-	-	-	9.67
		-	-	-	-	-	-	-
	Others	-	0.54	-	-	-	-	0.54
		-	-	-	-	-	-	-
	Total	**67.96**	**50.16**	**-**	**-**	**-**	**-**	**118.12**
		-	-	-	-	-	-	-
8.	**Interest Paid**							
	UltraTech Cement Limited	-	-	-	-	-	-	-
		(1.52)	-	-	-	-	-	(1.52)
9.	**Dividend Received**							
	UltraTech Cement Limited	**31.56**	**-**	**-**	**-**	**-**	**-**	**31.56**
		(31.31)	-	-	-	-	-	(31.31)

SCHEDULE 21 (Contd.)

Rs. in Crores

	Particulars	Subsidiaries	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management Personnel	Enterprise where significant influence exists	Total
10.	**Sale of Fixed Assets**							
	UltraTech Cement Limited	0.15	-	-	-	-	-	0.15
		(2.73)	-	-	-	-	-	*(2.73)*
	Others	-	-	-	0.03	-	-	0.03
		-	-	-	-	-	-	-
	Total	**0.15**	**-**	**-**	**0.03**	**-**	**-**	**0.18**
		(2.73)	-	-	-	-	-	*(2.73)*
11.	**Purchase of Fixed Assets**							
	UltraTech Cement Limited	0.23	-	-	-	-	-	0.23
		(22.90)	-	-	-	-	-	*(22.90)*
	Samruddhi Cement Limited.	0.03	-	-	-	-	-	0.03
		-	-	-	-	-	-	-
	Total	**0.26**	**-**	**-**	**-**	**-**	**-**	**0.26**
		(22.90)	-	-	-	-	-	*(22.90)*
12.	**Outstanding Balances as on 31st March:**							
	Investments (Debentures)							
	UltraTech Cement Limited	-	-	-	-	-	-	-
		(9.65)	-	-	-	-	-	*(9.65)*
	Debtors							
	Grasim Bhiwani Textiles Limited	1.49	-	-	-	-	-	1.49
		-	-	-	-	-	-	-
	Birla Jingwei Fibres Co. Limited	-	-		-	-	-	-
		-	*(2.02)*		-	-	-	*(2.02)*
	Others	-	-		-	-	-	-
		(0.20)	-		-	-	-	*(0.20)*
	Total	**1.49**	**-**	**-**	**-**	**-**	**-**	**1.49**
		(0.20)	*(2.02)*	-	-	-	-	*(2.22)*
	Loans and Advances							
	Samruddhi Swastik Trading And Investment Limited	-	-	-	-	-	-	-
		(154.94)	-	-	-	-	-	*(154.94)*
	Samruddhi Cement Limited.	13.09	-	-	-	-	-	13.09
		-	-	-	-	-	-	-
	Harish Cement Limited	-	-	-	-	-	-	-
		(25.72)	-	-	-	-	-	*(25.72)*
	Grasim Bhiwani Textiles Limited	30.46	-	-	-	-	-	30.46
		(32.31)	-	-	-	-	-	*(32.31)*
	AV Cell Inc., Canada	-	29.82	-	-	-	-	29.82
		-	*(26.79)*	-	-	-	-	*(26.79)*
	Aditya Birla Science & Technology Company Limited	-	-	25.73	-	-	-	25.73
		-	-	*(10.91)*	-	-	-	*(10.91)*
	Others	-	-	-	-	1.00	-	1.00
		(0.14)	-	-	-	-	*(1.60)*	*(1.74)*
	Total	**43.55**	**29.82**	**25.73**	**-**	**1.00**	**-**	**100.10**
		(213.11)	*(26.79)*	*(10.91)*	-	-	*(1.60)*	*(241.50)*
	Creditors							
	UltraTech Cement Limited	-	-	-	-	-	-	-
		(8.04)	-	-	-	-	-	*(8.04)*
	A V Nackawic Inc., Canada,	-	27.80	-	-	-	-	27.80
		-	-	-	-	-	-	-
	Others	0.09	-	-	-	-	-	0.09
		(0.17)	-	-	-	-	-	*(0.17)*
	Total	**0.09**	**27.80**	**-**	**-**	**-**	**-**	**27.89**
		(8.21)	-	-	-	-	-	*(8.21)*
13.	**Guarantees and Collaterals**							
	Grasim Bhiwani Textiles Limited	80.00	-	-	-	-	-	80.00
		(80.00)	-	-	-	-	-	*(80.00)*
	Others	-	4.00	-	-	-	-	4.00
		-	-	-	-	-	-	-
	Total	**80.00**	**4.00**	**-**	**-**	**-**	**-**	**84.00**
		(80.00)	-	-	-	-	-	*(80.00)*

Note: Previous Year figures are given in bracket and Italics.

SCHEDULE 21 (Contd.)

23. **Retirement Benefits**

A Defined Benefit Plans:

a) Gratuity: The employees' gratuity fund scheme is managed by a Trust. The present value of obligation is determined based on actuarial valuation using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measure each unit separately to build up final obligation.

The amount recognised in respect of gratuity (funded by the Company) is as under:

Rs. in Crores

			Previous Year
(i)	Present value of the funded defined benefit obligation at the end of the period	**122.77**	202.61
	Fair value of plan assets	**115.96**	173.84
	Net Liability/(Assets)	**6.81**	28.77
(ii)	The amounts recognized in salary, wages and employee benefits in the Profit and Loss Account as follows in respect of gratuity:		
	Current service cost	**9.68**	11.72
	Interest on defined benefit obligations	**12.60**	13.88
	Expected return on plan assets	**(11.04)**	(10.02)
	Net Actuarial (gain)/loss recognised during the period	**4.02**	13.19
	Net Cost	**15.26**	28.77
	Less: Capitalised as pre-operative expenses in respect of projects/old disputed settlements	**0.09**	1.77
	Net Charge to Profit and Loss Account	**15.17**	27.00
(iii)	**Actual return on Plan assets**		
	Expected return on Plan assets	**11.04**	10.02
	Actuarial gain/(loss) on plan assets	**2.96**	4.18
	Actual return on plan assets	**14.00**	14.20
(iv)	**Reconciliation of Present Value of the Obligation**		
	Opening defined benefit obligation as on 1st April, 2009	**202.61**	174.20
	Current service cost	**9.68**	11.72
	Interest cost	**12.60**	13.88
	Actuarial (gain)/loss	**6.98**	17.29
	Transferred liability (on demerger of Cement Business)	**(88.80)**	—
	Benefits paid	**(20.30)**	(14.48)
	Closing defined benefit obligation as on 31st March, 2010	**122.77**	202.61
(v)	**Reconciliation of Fair Value of the Plan Assets**		
	Opening fair value of the plan assets	**173.84**	139.88
	Expected return on plan assets	**11.04**	10.02
	Actuarial gain/(loss)	**2.96**	4.18
	Assets distributed on settlement (on demerger of Cement Business)	**(88.80)**	—
	Contributions by the employer	**37.22**	34.24
	Benefits paid	**(20.30)**	(14.48)
	Closing fair value of the plan assets	**115.96**	173.84
(vi)	**Investment Details of Plan Assets**		
	Government of India Securities	**25%**	33%
	Corporate Bonds	**16%**	23%
	Insurer Managed Fund	**48%**	39%
	Others	**11%**	5%
	Total	**100%**	100%

SCHEDULE 21 (Contd.)

(vii) **There are no amounts included in the Fair Value of Plan assets for:**

i) Company's own financial instrument

ii) Property occupied by or other assets used by the Company.
The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

	Current Year	Rs. in Crores Previous Year
(viii) **Principal Actuarial Assumptions at the Balance Sheet date**		
Discount/rate	**8.27%**	7.95%
Estimated rate of return on plan assets	**7.50%**	7.50%
The estimates of future salary increases are considered taking into account inflation, seniority promotion and other relevant factors.	**8.00%**	8.00%
Mortality	Published rates under LIC (1994-96) mortality tables	

(ix) **Experience Adjustments**	**31st March, 2010**	31st March, 2009	31st March, 2008	31st March, 2007
Defined benefit obligation	**122.77**	202.61	174.20	149.02
Plan assets	**115.96**	173.84	139.88	148.73
Surplus/(Deficit)	**(6.81)**	(28.77)	(34.32)	(0.29)
Experience adjustment on plan liabilities	**10.16**	21.37	10.69	
Experience adjustment on plan assets	**2.96**	4.18	2.96	

Experience adjustments have been disclosed only for previous three years from the period for which information is available on Accounting

Stanndard 15 (Revised 2005) "Employee Benefits" becoming mandatory.

b) The obligation for compensated absence is recognised in the same manner as gratuity, amounting to Rs. 9.32 Crores (Previous Year Rs. 13.30 Crores) for the year ended 31st March, 2010.

B Defined Contribution Plans :

Amount recognised as expense and included in the Schedule 18 - "Contribution to Provident and Other Funds" - Rs. 29.21 Crores (Previous Year Rs. 38.80 Crores).

24. **Disclosure of Derivative Instruments**

(i) Derivative Instruments as on 31st March, 2010

(Amount in Millions)

Type of Instrument	**Type of Exposure**	**Currency**	**31st March, 2010**	31st March, 2009	**Cross Currency**
A. Forward Contracts (For hedging of foreign currency exposures)	Import (Payables)	USD	**9.27**	35.55	INR
		Euro	—	15.30	USD
		Euro	**0.07**	—	INR
		CHF	—	0.58	USD
		JPY	**3.91**	—	INR
		DKK	—	6.12	INR
	Import Trade Finance	USD	—	29.26	INR
		JPY	—	2,727.35	USD
B. Currency and Interest Rate Swaps (For hedging of foreign currency and interest rate exposures)	ECB	USD	**15.00**	25.00	INR
		JPY	**5,696.73**	39,688.00	INR
	Import Trade Finance	JPY	—	3,905.11	INR

SCHEDULE 21 (Contd.)

(ii) Unhedged Foreign Currency Exposure as on 31st March, 2010

(Amount in Millions)

Type of Exposure	Currency	**31st March, 2010**	31st March, 2009
Export (Receivables)	USD	**7.57**	2.25
	Euro	**0.42**	0.80
Imports (Payable)	USD	**0.17**	—
	Euro	**0.22**	—
	GBP	**0.02**	—
	JPY	**3.54**	—
Loans (Receivables)	CAD	**6.75**	6.75

Rs. in Crores

	Current Year	Previous Year
25. Provisions made for Mines closure/restoration		
Opening Balance	**0.36**	0.25
Add: Provision made during the year	**0.17**	0.11
Less: Utilised during the year	—	—
Closing Balance transferred to Samruddhi Cement pursuant to scheme of demerger	**0.53**	0.36

26. Previous year's figures have been regrouped and rearranged wherever necessary to conform to this year's classification.

27. Additional information required under Part II of Schedule VI to the Companies Act, 1956 is as per Schedule 22.

SCHEDULE 22

ADDITIONAL INFORMATION UNDER PART II OF SCHEDULE VI TO THE COMPANIES ACT, 1956

A. CAPACITY AND PRODUCTION

Products	Unit	Installed Capacity (Quantity)		Production # (Quantity)	
		2009-10	2008-09	**2009-10**	2008-09
1. Viscose Staple Fibre/Polynosic/ HWM//Hi-Performance/Speciality Fibre	Tonne	**333975**	333975	**302092**	232745
2. Sulphuric Acid (Captive and Intermediate Products)	Tonne	**277045**	277045	**241457**	183884
3. Carbon-di-Sulphide (Captive and Intermediate Products)	Tonne	**57785**	57785	**56220**	42528
4. Rayon Grade Pulp	Tonne	**70000**	70000	**73099**	73482
5. Rayon Grade Caustic Soda	Tonne	**258000**	258000	**229801**	207226
6. Stable Bleaching Powder	Tonne	**29436**	29436	**26725**	23698
7. Man-Made Fibre Yarn	Kg. (in 000's)	**8832** Spindles	8832 Spindles	**2091**	2143
8. Cement	Tonne	**22550000@**	19650000	**9537397**	16318294
9. Ready Mix Concrete	Cu. Meter	**5356361@**	5142000	**1081034**	2430474
10. White Cement	Tonne	**560000@**	560000	**237875**	441118
11. Putty	Tonne	**260000@**	200000	**99244**	162361
12. Industrial Machinery	Tonne	**15950**	15950	##	##
13. Poly Aluminium Chloride	Tonne	**36000**	36000	**37229**	38174
14. Chloro Sulphonic Acid	Tonne	**23400**	23400	**17581**	14079
15. Sponge Iron	Tonne	**900000***	900000	**77069**	420156

Notes:

(a) Licenced capacity not indicated due to abolition of industrial licences under The Industries (Development and Regulation) Act, 1951

(b) The Installed Capacities are certified by the Management and accepted by the Auditors as correct, being a technical matter.

(c) #Includes third party processing.

(d) ##Quantitative data can not be given as production represents fabrication, machining, etc. against individual orders for made to order machines/equipment.

(e) @ Pursuant to scheme of demerger of Cement business of the Company, the related installed capacity is transferred to Samruddhi Cement Limited but has been disclosed above.

(f) *Related installed capacity is transferred pursuant to scheme of sale of Sponge Iron unit but has been disclosed above.

SCHEDULE 22 (Contd.)

B. TURNOVER AND STOCKS

(Value Rs. in Crores)

	Products	Unit	Turnover				Stock					
			2009-10		2008-09		As on 31.3.2010		As on 31.3.2009		As on 31.3.2008	
			Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value	Quantity	Value
1.	Viscose Staple Fibre	Tonne	306355 2076*	3,471.63	236920 1543*	2,432.66	1591	12.65	7929	62.00	13647	113.67
2.	Rayon Grade Pulp	Tonne	73441*		73718*		1063	2.83	1405	3.68	1641	3.96
3.	Rayon Grade Caustic Soda	Tonne	150599 79277*	275.48	127944 79576*	290.58	3525	4.81	3600	5.06	3894	4.76
4.	Stable Bleaching Powder	Tonne	26693	24.67	23867	22.53	305	0.22	272	0.19	441	0.32
5	Man-Made Fibre Yarns	Kg. (in 000's)	2129	58.43	2166	53.57	67	1.60	106	3.02	99	1.91
6	Industrial Machinery	Tonne		3.64		16.92						
7	Poly Aluminium Chloride	Tonne	38256 1016*	40.17	36713 879*	38.81	1234	0.95	3277	3.23	2695	2.77
8	Chlorosulphonic Acid	Tonne	17566	9.73	14106	19.04	65	0.03	50	0.01	77	0.06
9	Cement	Tonne	9138421 298977	3,813.98	16188900 346672	6,387.54			142140	33.44	162924	40.28
10	Ready Mix Concrete	Cu. Meter	1081373	302.08	2428233 2241*	680.93						
11	White Cement	Tonne	214080 21802*	189.27	404024 34370*	366.31			22762	12.83	20038	10.14
12	Putty	Tonne	97587 31*	206.17	159817 63*	360.33			9362	8.91	6881	7.04
13	Sponge Iron	Tonne	75427	116.09	423414	1,051.89			9340	14.84	12598	21.16
14	Others @			330.45 @		376.26 @		5.51		5.39		10.15
				8,841.79		12,097.37		28.60		152.60		216.22

Notes:

1. * Inter-Divisional Transfers/Captive Consumption.
2. @ Includes Service Income Rs. 2.95 Crores (Previous Year Rs. 8.98 Crores), Tax deducted at source Rs. 0.24 Crores (Previous Year Rs.1.06 Crores).

SCHEDULE 22 (Contd.)

C. RAW MATERIALS, STORES, SPARE PARTS AND COMPONENTS

(Value Rs. in Crores)

		Unit	2009-10		2008-09	
			Quantity	**Value**	Quantity	Value
a)	Raw Materials Consumed:					
	Pulp Wood	Tonne	**222956**	**100.94**	223480	105.04
	Dissolving Pulp	Tonne	**235608** **73441***	**964.80**	163546 73718	737.14
	Caustic Soda	Tonne	**96681** **74163***	**152.26**	58813 74686*	119.48
	Sulphur	Tonne	**134195**	**64.63**	102715	209.68
	Salt	Tonne	**362895**	**52.10**	330688	51.29
	Hydrated Lime	Tonne	**20317**	**5.36**	18247	5.31
	Cotton/Man-made Fibres	Kg. (in 000's)	**522** **1221***	**4.84**	365 1490*	3.57
	Lime Stone	Tonne	**10557395**	**104.55**	19209999	178.85
	Clinker	Tonne	**252854** **1141393***	**69.79**	251753 1192900*	72.91
	Chemicals (for Wall Care Putty)	Tonne	**2811**	**46.04**	4537	75.16
	Gypsum	Tonne	**410014**	**48.50**	675164	78.99
	Fly Ash	Tonne	**1730773**	**62.20**	2868573	121.94
	Laterite, Hematite, etc.	Tonne	**405938**	**31.53**	796860	64.03
	Sand (for Ready Mix Concrete)	Tonne	**882371**	**34.88**	1687431	77.93
	Aggregates (for Ready Mix Concrete)	Tonne	**1170872**	**52.48**	2613502	117.62
	Steel Plates, Sheets etc.	Tonne	**268**	**1.39**	1016	4.65
	Natural Gas	SMQ ('000)	**19699**	**16.24**	136547	113.66
	Naptha	Tonne	**—**	**—**	13083	43.32
	Propane	Tonne	**—**	**—**	10711	49.37
	Iron Ore Pellets	Tonne	**22788**	**44.66**	169761	171.64
	Iron Ore Lumps	Tonne	**97431**	**67.91**	497360	358.45
	Others			**242.97**		325.05
				2,168.07		3,085.08
	* Consumption of own Production					
b)	Purchase of Finished Goods:					
	Yarn	Kg. (in 000's)	**—**	**—**	30	1.89
	Cement	Tonne	**96704**	**30.83**	196494	63.96
	Ready Mix Concrete	Tonne	**339**	**0.06**		—
	Others			**0.02**		0.09
				30.91		65.94
c)	Imports at CIF Value:					
	Raw Materials			**776.52**		995.34
	Spare Parts, Components and Coal			**132.06**		302.37
	Capital Goods			**277.45**		232.63

SCHEDULE 22 (Contd.)

d) Total Value of Raw Materials, Stores, Spare Parts and Components consumed:

(Value Rs. in Crores)

	Raw Materials				Stores, Spare Parts, Components, etc.			
	2009-10		2008-09		**2009-10**		2008-09	
	Value	**%**	Value	%	**Value**	**%**	Value	%
Imported	**866.77**	**39.98**	773.54	25.07	**41.76**	**11.79**	74.25	13.25
Indigenous	**1,301.30**	**60.02**	2,311.54	74.93	**312.51**	**88.21**	486.30	86.75
	2,168.07	**100.00**	3,085.08	100.00	**354.27**	**100.00**	560.55	100.00

D. **EXPENDITURE IN FOREIGN CURRENCY:**		Previous Year
i) Technical know-how and Services	**0.14**	2.87
ii) Professional and Consultancy Fees	**0.73**	4.94
iii) Interest and Commitment Charges on Foreign Currency Loans/Debentures	**1.48**	5.19
iv) Others	**9.22**	5.30
E. **EARNINGS IN FOREIGN EXCHANGE:**		
i) Export of Goods - On F.O.B basis	**728.26**	500.30
ii) Technical Know-how and Service Charges	**0.39**	0.24
iii) Interest and Dividend	**11.50**	15.43
iv) Others	**0.03**	0.05

F. **DIVIDEND IN FOREIGN CURRENCY:**

Year	**No. of Shareholders**	**No. of Shares Held**	**Amount of Dividend Remitted**
For FY 2007-08	184	2,651,682	795.50
For FY 2008-09	179	2,650,698	795.21

Signatures to Schedules '1' to '22'

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

ADDITIONAL INFORMATION UNDER PART IV OF SCHEDULE VI TO THE COMPANIES ACT, 1956

Balance Sheet Abstract and General Business Profile

1. Registration Details

Registration No.	L17124MP1947PLC000410		
Balance Sheet Date	31-03-10	State Code	10

2. Capital raised during the year (Amount in Rs. Thousands)

Public Issue	Rights Issue
NIL	NIL
Bonus Issue	**Private Placement**
NIL	NIL
Employee Stock Options Scheme	
90	

3. Position of Mobilisation and Development of Funds (Amount in Rs. Thousands)

	Total Liabilities	Total Assets
	93180733	93180733
Sources of Funds:	Paid-up Capital	Employee Stock Options Outstanding
	916836	95129
	Equity Share Suspense	Reserve and Surplus
	149	68737242
	Secure Loans	Unsecured Loans
	7649436	2726772
	Deferred Tax Liabilities	
	2521600	
Application of Funds:	Net Fixed Assets	Investments
	18290414	63247908
	Net Current Assets	Miscellaneous Expenditure
	1108841	NIL
	Accumulated Losses	
	NIL	

4. Performance of the Company (Amount in Rs. Thousands)

Turnover	Total Expenditure
88417916	60049410
+ - Profit/(Loss) before Tax	+ - Profit/(Loss) after Tax
28368506	20921031
Earnings per Share (Rs.)	Dividend Rate (%)
228.16	300%

5. Generic Names of three principal products/services of the Company (As per monetary terms)

a) Item Code No.	550410-00
Product Description	STAPLE FIBRE
b) Item Code No.	281512-00
Product Description	CAUSTIC SODA

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2010

Rs. in Crores

	Current Year		Previous Year	
A. Cash Flow from Operating Activities				
a. Net Profit before Tax and Exceptional Item	2,500.78		2,247.84	
Adjustment for:				
Write down in value of Assets held for disposal	0.60			
Depreciation	351.14		456.97	
Interest Expenses	120.39		142.14	
Interest Income	(22.72)		(31.51)	
Dividend Income	(155.22)		(100.53)	
Provision for Mines Restoration	0.17		0.11	
Provision for Bad and Doubtful Debts	0.03		—	
Provision for Loan and Advances	3.32		—	
Baddebts written off	0.04		0.40	
Excess Provision written back (Net)	(27.83)		(48.36)	
Employee Compensation Expenses under Employee Stock Option Scheme	2.13		5.55	
(Profit)/Loss on sale of Fixed Assets (Net)	2.64		(0.03)	
(Profit)/Loss on sale of Long Term Investment (Net)	(0.35)		(0.77)	
MTM Loss on Current Investments	0.49		—	
(Profit)/Loss on sale of Current Investments (Net)	(0.57)		(23.09)	
b. Operating profit before working capital changes	2,775.04		2,648.72	
Adjustments for:				
Trade and Other Receivables	(83.77)		116.15	
Inventories	(132.24)		(399.80)	
Trade Payables	4.14		81.11	
c. Cash Generated from Operations	2,563.17		2,446.18	
Direct Taxes Paid (Net)	(539.62)		(336.70)	
Cash from Operating Activities	2,023.55		2,109.48	
Net Cash from Operating Activities		2,023.55		2,109.48
B. Cash Flow from Investing Activities				
Purchase of Fixed Assets	(720.59)		(1,666.08)	
Sale of Fixed Assets	15.78		24.45	
Increase/(Decrease) in Current Investments	(1,419.34)		(307.14)	
Sale of Investments	10.00		54.09	
Loans and Advances to Joint Ventures, Subsidiaries and others	(16.36)		205.05	
Investment in Subsidiaries	(257.30)		(190.97)	
Investment in Joint ventures	(49.63)		(60.43)	
Assets Held for Disposal	0.08		3.29	
Interest Received (including interest subsidy)	39.48		51.04	
Dividend Received	155.22		100.53	
Net Cash from/(used in) investing activities before Extraordinary Items	(2,242.66)		(1,786.17)	
Extraordinary Items				
- Proceeds on Sale of Sponge Iron Unit	1,024.88		—	
Net Cash from/(used in) investing activities		(1,217.78)		(1,786.17)
C. Cash Flow from Financing Activities				
Proceeds from Equity	1.73			
Proceeds from Borrowings	201.86		780.27	
Repayments of Borrowings	(425.78)		(587.18)	
Interest Paid	(149.47)		(215.39)	
Dividends Paid	(273.94)		(273.68)	
Corporate Dividend Tax	(41.38)		(41.42)	
Net Cash from/(used in) Financing Activities		(686.98)		(337.40)
D. Net Increase/(Decrease) in Cash and Cash equivalent		118.79		(14.09)
Cash and Cash equivalent at the beginning of the year		113.38		127.47
Cash Balance of Cement Business transferred		(118.67)		—
Transferred on sale of Sponge Iron Unit		(97.58)		—
Cash and Cash equivalent at the end of the year		15.92		113.38

(Cash and cash equivalent represent Cash and Bank balances)

Note: Previous year figures have been regrouped/recast wherever necessary

Notes:

1) Transaction arising out of demerger as per Note 6 of Schedule 21(B) is a non-cash transaction and not considered in above cash flow workings.
2) Cash flow statement has been prepared under the indirect method as set out in Accounting Standard-3.
3) Purchase of fixed assets includes movement of capital work-in-progress between the beginning and end of the year.
4) For cash flow in respect of ordinary activities attributable to discontinued operations Refer Note 7 of Schedule 21(B).

Signatures to Schedules '1' to '22'

In terms of our report attached

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. SHROFF
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

Particulars of Subsidiary Companies as required by order no. 47/355/2010-CL-III dated 14th May, 2010 of Ministry of Company Affairs, Government of India, issued under section 212 (8) of the Companies Act, 1956 for the financial year 2009-10 are as follows :-

(Rs. Crores unless otherwise stated)

Name of the Subsidiary Company	Dakshin Cements Limited	Grasim Bhiwani Textiles Limited	Harish Cement Limited	Samruddhi Cement Limited	Samruddhi Swastik Trading And Investments Limited	Sun God Trading And Investments Limited	UltraTech Cement Limited	UltraTech Ceylinco Private Limited		UltraTech Cement Middle East Investments Limited	
								(Sri Lankan Rs. Crores)	(Rs. Crores)	(UAE Dhiram. Crores)	(Rs. Crores)
(a) Share Capital (Equity and Preference)	0.05	20.05	0.05	85.00	6.50	0.05	124.49	50.00	19.69	0.60	7.34
(b) Share Capital Suspense	—	—	—	45.84	—	—	—	—	—	—	—
(c) Reserves & Surplus (net of debit balance of profit & loss account)	—	40.17	—	4,452.56	18.13	—	4,482.17	45.25	17.82	(0.00)	(0.04)
(d) Total assets (Fixed Assets+Current Assets)	0.28	210.46	77.99	8,562.49	4.28	0.04	6,673.44	154.11	60.70	0.60	7.31
(e) Total Liabilities (Debts + Current Liabilities & Provisions)	0.23	150.24	77.94	5,217.73	0.63	—	3,736.33	58.86	23.19	0.00	0.01
(f) Details of Investments (excluding investments in the subsidiary companies)											
- Equity / Preferance Shares	—	—	—	4.43	0.03	0.01	21.07	—	—	—	—
- Government Securities	—	—	—	—	—	—	—	—	—	—	—
- Bonds / Mutual Fund Units	—	—	—	1,234.11	20.95	—	1,616.68	—	—	—	—
(g) Turnover	—	272.29	—	4,290.63	—	—	7,049.68	617.10	256.55	—	—
(h) Profit / (Loss) Before Taxation	—	5.06	—	941.99	3.64	—	1,588.16	38.86	14.24	(0.00)	(0.04)
(i) Provision for Taxation	—	0.47	—	324.03	0.25	—	494.92	15.36	6.05	—	—
(j) Profit / (Loss) after Taxation	—	4.59	—	617.96	3.39	—	1,093.24	23.50	8.19	(0.00)	(0.04)
(k) Proposed Dividend (including Corporate Dividend Tax)	—	—	—	53.40	—	—	87.10	—	—	—	—

i) Exchange rate as on 31st March 2010 - 1 INR = 2.54 Sri Lankan Rupee

i) Exchange rate as on 31st March 2010 - 1 UAE Dhiram = 12.23 INR

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS OF GRASIM INDUSTRIES LIMITED

1) We have audited the attached Consolidated Balance Sheet of **GRASIM INDUSTRIES LIMITED** ("the Company"), its subsidiaries and jointly controlled entities (the Company, its subsidiaries and jointly controlled entities constitute "the Group") as at 31st March, 2010, the Consolidated Profit and Loss Account and the Consolidated Cash Flow Statement of the Group for the year ended on that date, both annexed thereto. The Consolidated Financial Statements include investments in associates accounted on the equity method in accordance with Accounting Standard 23 (Accounting for Investments in Associates in Consolidated Financial Statements) and the jointly controlled entities accounted in accordance with Accounting Standard 27 (Financial Reporting of Interests in Joint Ventures) as notified under the Companies (Accounting Standards) Rules, 2006. These financial statements are the responsibility of the Company's Management and have been prepared on the basis of the separate financial statements and other financial information regarding components. Our responsibility is to express an opinion on these Consolidated Financial Statements based on our audit.

2) We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and the disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3) We did not audit the financial statements of certain subsidiaries and jointly controlled entities, whose financial statements reflect total assets of Rs. 100.60 Crores as at 31st March, 2010, total revenues of Rs. 248.39 Crores and net cash outflows amounting to Rs. 14.32 Crores for the year ended on that date as considered in the Consolidated Financial Statements. These financial statements have been audited by other auditors whose reports have been furnished to us and our opinion in so far as it relates to the amounts included in respect of these subsidiaries and jointly controlled entities is based solely on the reports of the other auditors.

4) The financial statements of jointly controlled entities, whose financial statements reflect total assets of Rs. 695.10 Crores as at 31st March, 2010, total revenues of Rs. 364.98 Crores and net cash outflows amounting to Rs. 39.90 Crores for the year ended on that date as considered in the Consolidated Financial Statements are unaudited and certified by the Management and our opinion in so far as it relates to the amounts included in respect of these jointly controlled entities is based solely on such management certification.

5) We report that the Consolidated Financial Statements have been prepared by the Company in accordance with the requirements of Accounting Standard 21 (Consolidated Financial Statements), Accounting Standard 23 (Accounting for Investment in Associates in Consolidated Financial Statements) and Accounting Standard 27 (Financial Reporting of Interests in Joint Ventures) as notified under the Companies (Accounting Standards) Rules, 2006.

6) Based on our audit and on consideration of the separate audit reports on individual financial statements of the Company, its aforesaid subsidiaries, associates and jointly controlled entities and subject to our comments in relation to financial statements of jointly controlled entities in paragraph 4 above and to the best of our information and according to the explanations given to us, in our opinion, the

Consolidated Financial Statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(i) in the case of the Consolidated Balance Sheet, of the state of affairs of the Group as at 31st March, 2010;

(ii) in the case of the Consolidated Profit and Loss Account, of the profit of the Group for the year ended on that date and

(iii) in the case of the Consolidated Cash Flow Statement, of the cash flows of the Group for the year ended on that date.

For **DELOITTE HASKINS & SELLS**
Chartered Accountants
(Registration No. 117366W)

B. P. Shroff
Partner
Membership No.: 34382

For **G. P. KAPADIA & CO.**
Chartered Accountants
(Registration No. 104768W)

Atul B. Desai
Partner
Membership No.: 30850

Place: Mumbai
Date: 20th May, 2010

CONSOLIDATED BALANCE SHEET AS AT 31ST MARCH, 2010

	Schedules			Rs. in Crores Previous Year
SOURCES OF FUNDS				
Shareholders' Funds				
Equity Share Capital	1	91.70		91.69
Share Capital (Other than Equity)	2	36.26		33.12
Employee Stock Options Outstanding	2A	14.02		12.13
Reserves and Surplus	3	12,382.66		11,420.89
			12,524.64	11,557.83
Minority Interest			**3,754.84**	1,670.35
Loan Funds				
Secured Loans	4	3,850.81		3,720.97
Unsecured Loans	5	1,748.42		2,172.08
			5,599.23	5,893.05
Deferred Tax Liabilities (Net) (Refer Note 11 of Schedule 23 (B))			**2,005.72**	1,591.93
TOTAL FUNDS EMPLOYED			**23,884.43**	20,713.16
APPLICATION OF FUNDS				
Fixed Assets				
Gross Block	6	20,943.85		19,061.33
Less: Depreciation		7,164.55		6,825.41
Net Block		13,779.30		12,235.92
Capital Work-in-Progress		773.41		1,982.19
			14,552.71	14,218.11
Fixed Assets Held for Disposal			—	0.85
Goodwill	7		**2,007.06**	2,000.98
Investments	8		**6,675.86**	3,550.40
Current Assets, Loans and Advances				
Interest Accrued on Investments		0.95		1.00
Inventories	9	2,183.48		2,221.02
Sundry Debtors	10	880.28		818.22
Cash and Bank Balances	11	237.00		227.02
Loans and Advances	12	1,236.19		1,230.21
			4,537.90	4,497.47
Less:				
Current Liabilities and Provisions				
Liabilities	13	3,036.96		2,898.55
Provisions	14	852.16		656.16
			3,889.12	3,554.71
Net Current Assets			**648.78**	942.76
Miscellaneous Expenses			**0.02**	0.06
TOTAL FUNDS UTILISED			**23,884.43**	20,713.16
Accounting Policies and Notes on Accounts	23			

In terms of our report attached

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. SHROFF
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

CONSOLIDATED PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH, 2010

	Schedules			Rs. in Crores Previous Year
INCOME				
Gross Sales (Includes Services Revenue)		21,710.48		20,324.93
Less: Excise Duty		1,777.12		2,028.32
Net Sales (Includes Services Revenue)			**19,933.36**	18,296.61
Interest and Dividend Income	15		**257.72**	174.77
Other Income	16		**277.87**	272.03
Increase/(Decrease) in Stocks	17		**21.76**	90.56
			20,490.71	18,833.97
EXPENDITURE				
Raw Materials Consumed	18		**3,624.49**	3,957.27
Manufacturing/Operating Expenses	19		**5,292.77**	5,525.04
Purchases of Finished and Other Products			**139.23**	123.98
Payments to and Provisions for Employees	20		**1,058.58**	953.55
Selling, Distribution, Administration and Other Expenses	21		**4,074.78**	3,546.87
Interest	22		**334.55**	306.71
Depreciation and Amortisation			**994.71**	865.78
Less: Self Consumption of Cement			**(21.41)**	(51.81)
			15,497.70	15,227.39
Profit before Tax from Ordinary Activities			**4,993.01**	3,606.58
Including Profit/(Loss) of discontinued operations Rs. (43.92) Crores, Previous Year Rs. 90.17 Crores.				
Write Back of Excess Provision for Tax/Income Tax Refund related to earlier years (Net)			**25.25**	—
Provision for Current Tax			**(1,238.87)**	(530.51)
Deferred Tax			**(356.86)**	(440.71)
Fringe Benefit Tax			—	(20.15)
Total Tax Expense			**(1,570.48)**	(991.37)
Including Tax expense/(credit) related to discontinued operations Rs. (13.52) Crores, Previous Year Rs. 24.07 Crores.				
Profit after Tax from Ordinary Activities			**3,422.53**	2,615.21
Extraordinary Items				
Profit on Sale of Sponge Iron Unit (Refer Note 2 of Schedule 23)			**336.07**	—
Profit after Tax after Extraordinary Items			**3,758.60**	2,615.21
Less: Minority Interest			**714.12**	444.46
Add: Share in Profit/(Loss) of Associates			**51.05**	15.91
Net Profit			**3,095.53**	2,186.66
Amount Transferred on change in stake in Subsidiaries/Joint Ventures			—	47.40
Debenture Redemption Reserve no longer required			**39.83**	36.08
Balance brought forward from Previous Year			**3,406.07**	1,780.16
Profit Available for Appropriation			**6,541.43**	4,050.30
Appropriations				
Reserve Fund			**0.68**	2.25
Debenture Redemption Reserve			**12.50**	15.00
Proposed Dividend			**275.05**	275.02
Corporate Dividend Tax			**53.97**	51.96
General Reserve			**2,700.00**	300.00
Balance carried to Balance Sheet			**3,499.23**	3,406.07
			6,541.43	4,050.30
Basic EPS for the period before Extraordinary Items (Rs.)	[Refer Note 10 of Schedule 23(B)]		**300.94**	238.49
Diluted EPS for the period before Extraordinary Items (Rs.)			**300.83**	238.49
Basic EPS for the period after Extraordinary Items (Rs.)			**337.60**	238.49
Diluted EPS for the period after Extraordinary Items (Rs.)			**337.47**	238.49
Accounting Policies and Notes on Accounts	23			

In terms of our report attached

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. SHROFF
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

Rs. in Crores

			Previous Year
SCHEDULE 1			
EQUITY SHARE CAPITAL			
Share Capital			
Issued, Subscribed and Paid up			
91,683,571	Equity Shares of Rs. 10 each fully paid (Previous Year 91,674,534 Equity Shares)	**91.68**	91.67
Share Capital Suspense			
14,906	Equity Shares (Previous Year 14,951) of Rs. 10 each to be issued as fully paid up pursuant to acquiring of cement business of Aditya Birla Nuvo Limited under Scheme of Arrangement without payment being received in cash.	**0.02**	0.02
		91.70	91.69

		Previous Year
SCHEDULE 2		
SHARE CAPITAL (OTHER THAN EQUITY)		
Class 'B' Non Voting Shares of AV Cell Inc.	**19.87**	18.12
6% Cumulative, Redeemable, Retractable Preference Share Capital	**16.39**	14.95
Advance Against Equity	—	0.05
	36.26	33.12
SCHEDULE 2A		
EMPLOYEE STOCK OPTIONS OUTSTANDING		
Employees Stock Options Outstanding	**15.84**	17.77
Less: Deferred Employees Compensation Expenses	**1.82**	5.64
	14.02	12.13

SCHEDULE 3
RESERVES AND SURPLUS

	Balance as at 31st March, 2009	Additions during the year	Deductions/ Adjustments during the year	Balance as at 31st March, 2010
1. Capital Reserve				
- On Revaluation of Fixed Assets	3.36	—	3.36	—
- Capital Subsidy (Refer Note 1)	1.19	0.32	1.00	**0.51**
- Others	0.03	—	—	**0.03**
2. Amalgamation Reserve (Refer Note 1)	1.38	—	1.38	—
3. Preference Share Capital Redemption Reserve (Refer Note 1)	1.48	—	1.48	—
4. Debenture Redemption Reserve	97.76	12.50	38.08	**72.18**
5. Share Premium Account (Refer Note 1)	822.97	2.54	823.53	**1.98**
6. General Reserve (Refer Note 2)	7,038.26	2,700.00	948.14	**8,790.12**
7. Reserve Fund	2.25	0.68	—	**2.93**
8. Foreign Currency Translation Reserve	46.14	1.55	32.01	**15.68**
9. Surplus as per Profit and Loss Account	3,406.07	3,135.36	3,042.20	**3,499.23**
	11,420.89	**5,852.95**	**4,891.18**	**12,382.66**
Previous Year	9,051.63	2,560.63	191.37	11,420.89

Notes:

1. Deductions in Capital Subsidy Reserve (Rs. 0.89 Crores), Amalgamation Reserve (Rs. 1.38 Crores), Preferance Share Capital Redemption Reserve (Rs. 1.48 Crores) and Share Premium Account (Rs. 823.88 Crores) in standalone books of the Company as per Scheme of Arrangement [Refer Note 3 of Schedule 23 (B)]
2. Deduction (Net of above adjustments) in General Reserve is majorly due to:
   a. Share of Minority Interest of Samurddhi Cement Limited in its General Reserve Rs. 1,352.22 Crores.
   b. Impact of dilution in shareholding of Idea Cellular Limited, an 'Associte' of the Company Rs. 196.28 Crores. [Refer Note 5 of Schedule 23 (B)]
   c. Provisions for Deferred Tax Liability, Assets Transfer Costs and creation of Share Suspense Account aggregating to Rs. 225.46 Crores.

Rs. in Crores

SCHEDULE 4
SECURED LOANS

		Previous Year
Non-Convertible Debentures	**1,036.33**	1,195.29
Other Loans:		
Term Loans from Banks and Financial Institution		
Rupee Loans	**913.37**	484.03
Foreign Currency Loans	**1,219.63**	1,437.34
Buyers Credit	**60.40**	60.40
Deferred Sales-tax Loan	**3.10**	—
Other Secured Loans	**188.06**	151.95
Working Capital Borrowings from Banks	**364.90**	320.38
Documentary Bills Discounted with Banks against Demand/Usance Bills under Letter of Credit	**21.30**	28.29
Other Loans from Banks	**43.72**	43.29
	3,850.81	3,720.97

SCHEDULE 5
UNSECURED LOANS

			Previous Year
Short Term Loans and Advances:			
From Banks:			
Buyers' Import Credit	13.46		398.33
Documentary Bills Discounted with Banks against Demand/Usance Bills under Letter of Credit	—		0.92
Other Short Term Loans	36.33		21.00
		49.79	420.25
Other Loans and Advances:			
From Banks:		**1,069.57**	1,083.85
From Others:			
Deferred Sales Tax Loans	611.16		651.68
Other Long Term Loans	17.90		16.30
		629.06	667.98
		1,748.42	2,172.08

SCHEDULE 6
FIXED ASSETS

Rs. in Crores

S.N.	DESCRIPTION	Gross Block						Depreciation						Net Block	
		As at 01.04.09	Additonal Acquired	Additons	Exchange Trans. Diff	Deductions	As at 31.03.10	As at 01.04.09	Additonal Acquired	Additions	Exchange Trans. Diff	Deductions	As at 31.03.10	As at 31.03.10	As at 01.04.09
1.	Freehold Land	470.60	—	290.11	3.18	0.39	**763.50**	—	—	—	—	—	—	**763.50**	470.60
2.	Leasehold Land	200.98	—	12.30	(0.95)	1.74	**210.59**	22.90	—	6.32	(0.06)	0.39	**28.77**	**181.82**	178.08
3.	Buildings	1,426.88	—	97.89	(1.14)	40.01	**1,483.62**	342.70	—	43.22	0.30	13.24	**372.98**	**1,110.64**	1,084.18
4.	Workers' Quarters under Government Subsidised Schemes	0.55	—	—	—	0.05	**0.50**	0.48	—	—*	—	0.01	**0.47**	**0.03**	0.07
5.	Railway Sidings	268.55	—	26.80	—	5.39	**289.96**	128.66	—	12.92	—	2.95	**138.63**	**151.33**	139.89
6.	Plant and Machinery	16,131.09	—	2,011.07	22.16	727.45	**17,436.87**	5,990.82	—	864.09	2.33	577.29	**6,279.95**	**11,156.92**	10,140.27
7.	Ships	48.65	—	—	—	48.65	—	32.75	—	0.36	—	33.11	—	—	15.90
8.	Furniture, Fittings & Office Equipments	373.90	—	35.23	(0.73)	23.47	**384.93**	247.83	—	37.56	0.22	20.87	**264.74**	**120.19**	126.07
9.	Plantations	18.37	—	9.88	(2.40)	—	**25.85**	—	—	—	—	—	—	**25.85**	18.37
10.	Vehicles etc.	84.27	—	225.59	(0.11)	6.68	**303.07**	41.54	—	12.94	(0.03)	4.06	**50.39**	**252.68**	42.73
11.	Intangible Assets - Softwares	37.49	—	8.41	(0.02)	0.92	**44.96**	17.73	—	11.80	(0.00)	0.91	**28.62**	**16.34**	19.76
		19,061.33	—	**2,717.28**	**19.99**	**854.75**	**20,943.85**	**6,825.41**	—	**989.21**	**2.76**	**652.83**	**7,164.55**	**13,779.30**	12,235.92
	Previous Year	13,724.07	134.37	6,577.55	17.77	1,392.43	19,061.33	6,339.70	52.79	871.15	3.69	441.92	6,825.41		
12.	Capital work-in-progress (including Advances and Pre-operative Expenses)													**773.41**	1,982.19
	* Indicates values less then Rs.50,000													14,552.71	14,218.11

Notes:

Rs. in Crores

			Previous Year
1.	Depreciation and amortisation for the year	**989.21**	871.15
	Less: Capitalised as pre-operative expenses	**0.23**	11.18
	Less: Additional depreciation on revalued assets withdrawn from Capital Reserve	**0.12**	0.24
	Less: Charged to Plantation	**1.15**	0.71
	Add: Obsolesence	**1.17**	4.13
	Add: Pre-operative expenses charged to Profit and Loss Account	**5.83**	2.63
		994.71	865.78

			Rs. in Crores Previous Year
SCHEDULE 7			
GOODWILL			
a) (i) **In case of Investment in Subsidiaries:**			
Carrying Cost of Investment	2,702.81		2,617.70
Less: Grasim's Share in Net Worth on Acquisition	747.67		662.69
		1,955.14	1,955.01
(ii) **Goodwill arising in Consolidated Financial Statements of Subsidiaries**		**14.95**	13.27
		1,970.09	1,968.28
b) **In case of Investment in Joint Ventures:**			
Carrying Cost of Investment	254.91		205.29
Less: Grasim's Share in Net Worth on Acquisition	217.94		172.59
		36.97	32.70
		2,007.06	2,000.98
SCHEDULE 8			
INVESTMENTS			
LONG TERM (At Cost unless otherwise stated)			
Quoted			
Shares, Bonds and Debentures			
Equity Investment in Associates - At Cost	178.81		178.81
Share in Profit/(Loss) of Associates	418.50		593.74
		597.31	772.55
Equity Investments - Others		**445.87**	445.82
Unquoted			
Government and Trust Securities		**0.02**	0.02
Shares, Bonds and Debentures			
Equity Investments		**16.07**	16.11
Other Investments		**70.16**	70.29
		1,129.43	1,304.79
CURRENT (At Cost or Fair Value, whichever is less)			
Quoted			
GOI Bonds		**32.40**	—
Unquoted			
Investments in Mutual Funds		**5,504.03**	2,245.61
Fixed Deposits with Financial Institutions		**10.00**	—
		5,546.43	2,245.61
		6,675.86	3,550.40
SCHEDULE 9			
INVENTORIES			
Stores and Spare Parts, Packing Materials and Fuels (including Sim Cards and Others)		**1,002.47**	856.22
Raw Materials		**522.49**	727.71
Finished Goods (including Trading Goods)		**262.56**	294.22
By Products		**2.51**	7.92
Process Stock		**386.59**	330.87
Waste/Scrap (at Net Realisable Value)		**6.86**	4.08
		2,183.48	2,221.02

			Rs. in Crores Previous Year
SCHEDULE 10			
SUNDRY DEBTORS*			
(Unsecured, considered good except otherwise stated)			
Due for period exceeding six months		**17.61**	37.86
(Net of doubtful, fully provided Rs. 0.43 Crores, Previous Year Rs. 1.43 Crores)			
Others		**862.67**	780.36
		880.28	818.22
* Includes amount in respect of which the Company holds deposits and Letters of Credit/Guarantees from Banks		**308.73**	324.10
SCHEDULE 11			
CASH AND BANK BALANCES			
Cash Balance on Hand		**14.26**	7.36
Bank Balances:			
Current Accounts (including cheques under collection)	187.03		211.55
Saving Accounts	2.83		1.22
Deposit Accounts	32.87		6.88
		222.73	219.65
In Government Treasury Saving Account		**0.01**	0.01
		237.00	227.02
SCHEDULE 12			
LOANS AND ADVANCES			
Secured Loans			
Loan against House Property (Secured by deposits of title deeds)		**1.26**	1.76
Unsecured Loans			
Deposits with Bodies Corporate	163.14		37.37
Deposits and Balances with Government and other Authorities (including accrued interest)	219.09		214.62
Other Deposits (Net of doubtful, fully provided Rs. 3.32 Crores, Previous Year Nil)	95.78		107.73
Advances recoverable in cash or in kind or for value to be received - (Net of Provision, Rs. 0.22 Crores, Previous Year Rs. 0.22 Crores)	756.92		868.73
		1,234.93	1,228.45
		1,236.19	1,230.21
SCHEDULE 13			
CURRENT LIABILITIES			
Sundry Creditors		**1,786.63**	1,795.76
Security and Other Deposits		**434.27**	405.62
Unpaid Dividends		**9.86**	8.33
Other Liabilities		**712.83**	570.58
Bank Overdraft		**2.56**	9.18
Interest Accrued but not Due on Debentures and other Loans		**90.81**	109.08
		3,036.96	2,898.55

Rs. in Crores

			Previous Year
SCHEDULE 14			
PROVISIONS			
Retirement Benefits		**179.65**	173.81
Proposed Dividends		**275.05**	275.02
Corporate Dividend Tax		**53.97**	51.96
Provision for Current Taxation (Net of Advance Tax)		**201.49**	148.56
Provision for Mines Restoration		**7.42**	5.48
Provision for Assets Transfer Cost on demerger [Refer Note 3(a) of Schedule 23 (B)]		**131.16**	—
Other Provisions		**3.42**	1.33
		852.16	656.16
SCHEDULE 15			
INTEREST AND DIVIDEND INCOME			
Interest (Gross) on:			
a) Government and other Securities		**1.80**	2.62
b) Other Investments		**0.26**	9.40
Dividend (Gross) on:			
a) Trade Investment		**70.77**	47.79
b) Others		**113.17**	54.23
Interest on Bank and Other Accounts		**71.72**	60.73
		257.72	174.77
SCHEDULE 16			
OTHER INCOME			
Export Incentives		**52.34**	26.34
Rent Received		**1.28**	2.64
Lease Rent		**2.03**	0.56
Processing Charges		**3.64**	3.94
Insurance Claims		**6.83**	3.59
Profit on Sale of Current Investments (Net)		**2.62**	39.29
Profit on Sale of Long Term Investments (Net)		**0.35**	0.77
Profit on Sale of Fixed Assets (Net)		—	0.30
Excess/Short Provisions (Net)		**40.86**	59.50
Exchange Rate Difference (Net)		**19.07**	—
Scrap Sales (Net)		**30.92**	30.30
Miscellaneous Receipts		**117.93**	104.80
		277.87	272.03
SCHEDULE 17			
INCREASE/(DECREASE) IN STOCKS			
Closing Stock			
Finished Goods		**257.57**	294.20
By-Products		**2.51**	7.92
Process Stock		**386.59**	330.86
Waste/Scrap		**6.86**	4.08
		653.53	637.06
Less: Stock Capitalised		—	21.41
Opening Stock			
Finished Goods		**294.20**	345.28
By-Products		**7.92**	5.81
Process Stock		**330.86**	180.62
Waste/Scrap		**4.08**	3.48
		637.06	535.19
Less: Increase/(Decrease) in Excise Duty on Stock		**(14.46)**	19.09
Add: Stock Transfer from Pre-Operative Expenses	(1.70)		(1.49)
Add: Stock Transfer on Sale of Unit	24.86		—
Less: Proportionate increase on acquisition of additional equity	—		4.88
Less: Exchange Difference	3.41		2.62
Less: Adjustment		**19.75**	(8.99)
		631.77	525.09
		21.76	90.56

Rs. in Crores

			Previous Year
SCHEDULE 18			
RAW MATERIALS CONSUMED			
Opening Stock	727.71		393.98
Proportionate increase on acquisition of additional equity	—		4.92
Purchases and Incidental Expenses	3,682.57		4,287.04
		4,410.28	4,685.94
Less:			
Sales	4.79		0.96
Stock Transfer on Sale of Unit	258.51		—
Closing Stock	522.49		727.71
		785.79	728.67
		3,624.49	3,957.27

		Previous Year
SCHEDULE 19		
MANUFACTURING/OPERATING EXPENSES		
Consumption of Stores, Spare Parts and Components, Packing Materials and Incidental Expenses	**1,065.41**	975.58
Power and Fuel	**3,523.04**	3,755.67
Freight and Handling Expenses on Clinker Transfer	**350.12**	294.05
Processing Charges	**47.61**	95.36
Licence Fees	—	31.53
Roaming Charges	—	4.40
Interconnect and other DoT Charges	—	91.17
Repairs to Buildings	**49.98**	31.61
Repairs to Machinery (excluding Spare Parts and Components)	**207.04**	194.16
Repairs to Other Assets	**49.57**	51.51
	5,292.77	5,525.04

		Previous Year
SCHEDULE 20		
PAYMENTS TO AND PROVISIONS FOR EMPLOYEES		
Salaries, Wages and Bonus	**924.31**	816.35
Contribution to Provident and Other Funds	**73.26**	74.64
Welfare Expenses	**58.37**	55.37
Employee Compensation Exepenses under Employee Stock Options Scheme	**2.64**	7.19
	1,058.58	953.55

Rs. in Crores

SCHEDULE 21

SELLING, DISTRIBUTION, ADMINISTRATION AND OTHER EXPENSES

		Previous Year
Commission to Selling Agents	**131.01**	103.40
Brokerage and Discount	**181.25**	148.88
Freight and Handling Expenses	**2,750.30**	2,345.88
Advertisements	**419.49**	363.38
Insurance	**26.43**	24.72
Rent (including Lease Rent)	**50.44**	47.38
Rates and Taxes	**120.62**	96.66
Stationery, Printing, Postage and Telephone Expenses	**31.65**	32.69
Travelling and Conveyance	**64.41**	74.51
Legal and Professional Charges	**76.97**	64.45
Bad Debts Written Off	**3.01**	0.80
Provision for Doubtful Debts	**0.31**	1.41
Provision for Doubtful Loans and Advances	**3.32**	—
Research Contribution and Expenses	**4.93**	5.88
Donations	**34.20**	25.92
Directors' Fee and Commission	**15.52**	12.67
Exchange Rate Difference (Net)	—	34.07
Prior Period Adjustments (Net)	—	0.01
Loss on Sale and/or Discard of Fixed Assets (Net)	**3.26**	—
Miscellaneous Expenses	**157.66**	164.16
	4,074.78	3,546.87

SCHEDULE 22

INTEREST

			Previous Year
On Fixed Period Loans and Debentures	303.58		310.85
On Other Accounts	64.07		88.06
		367.65	398.91
Less: Interest Capitalised		**33.10**	92.20
		334.55	306.71

SCHEDULE 23

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS

(A) SIGNIFICANT ACCOUNTING POLICIES

1. **Accounting Concepts:**

   The financial statements are prepared and presented in accordance with the Generally Accepted Accounting Principles (GAAP) in India and comply in all material aspects with the Accounting Standards (AS) notified under the Companies (Accounting Standard) Rules, 2006 (as amended), other pronouncements of the Institute of Chartered Accountants of India, the relevant provisions of the Companies Act, 1956 and guidelines issued by Securities and Exchange Board of India.

2. **Use of Estimates:**

   The preparation of financial statements require estimates and assumptions to be made that effects the reported amount of assets and liabilities on the date of financial statements and reported amount of revenues and expenses during the reporting period. Difference between the actual results and estimates are recognized in the period in which the results are known/materialise.

SCHEDULE 23 (Contd.)

3. **Fixed Assets:**

Fixed Assets are stated at cost, less accumulated depreciation/amortisation. Cost comprises the purchase price and any attributable cost of bringing the asset to its working condition for its intended use.

4. **Fixed Assets Held for Disposal:**

Fixed assets held for disposal are stated at lower of net book value and net realisable value.

5. **Foreign Currency Transactions:**

Foreign currency transactions are recorded at the exchange rate prevailing on the date of transaction. Monetary assets and liabilities in foreign currency existing at Balance Sheet date are translated at year-end exchange rates. Exchange differences, including premium or discount on forward exchange contracts, arising till the commissioning of fixed assets, relating to borrowed funds and liabilities in foreign currency for acquisition of the fixed assets are adjusted to the cost of fixed assets. Other premium or discount on forward exchange contracts is amortised as expense or income over the life of the contract. All other exchange differences are recognised in Profit and Loss Account.

6. **Financial Derivatives:**

Financial Derivative instruments, such as Swaps and Options, are used to hedge risks associated with fluctuations in foreign exchange and interest rates. The derivative contracts are closely linked with the underlying transactions and are intended to be held to maturity. The underlying transactions are recorded as per terms of the financial derivative contracts.

7. **Treatment of Expenditure during construction period:**

Expenditure during construction period is included under Capital Work-in-Progress and the same is allocated to the respective fixed assets on the completion of construction.

8. **Investments:**

Investments are classified as long term based on management intention, all other investments are classified as current investment. Current investments are stated at lower of cost and fair value. Long term investments are stated at cost after deducting provisions made, if any, for permanent diminution (i.e., other than temporary diminution) in value.

9. **Inventories:**

Inventories, except scrap, are valued at the lower of cost and net realisable value. Waste/Scrap is valued at net realisable value. The cost is computed on weighted average basis.

Cost of Finished goods and process stock include cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Obsolete, defective, slow moving and unserviceable inventories are duly provided for.

10. **Research and Development Expenditure:**

Expenditure incurred during research phase is charged to revenue when no intangible asset arises from such research.

Assets procured for research and development activities are generally capitalised.

11. **Depreciation/Amortisation:**

Depreciation/Amortisation charge is provided for on the following basis:

(a) On fixed assets (other than Revalued Assets) applying the rates/useful life specified in Schedule XIV of the Companies Act, 1956, or based on estimated useful life, whichever is higher.

Continuous process plants as defined in Schedule XIV have been classified on technical assessment and depreciation provided accordingly.

SCHEDULE 23 (Contd.)

The details of estimated life for each category of assets is as under:

Category of Assets	**Estimated useful life (in years)**
Leasehold Land	Over the period of lease
Buildings	9 - 30 Years
Workers' Quarters under Government Subsidised Schemes	58 Years
Railway Sidings	20 Years
Plant and Machinery	5 - 30 Years
Ships	19 Years
Furniture, Fittings and Office Equipments	3 - 12 Years
Vehicles	3 - 11 Years
Intangible Assets - Softwares	3 - 5 Years

(b) In respect of Revalued Fixed Assets, on straight-line method on the gross value of assets as increased by the amount of revaluation at lower rates, based on life of assets, as ascertained by the valuers.

(c) In respect of fixed assets added/disposed off during the year on *pro-rata* basis with reference to the month of addition/deduction except in case of new projects where it is provided on the basis of days of use.

12. Impairment of Assets:

Carrying amount of assets is reviewed at Balance Sheet date if there is indication of impairment based on the internal and external factors.

The assets are treated as impaired when the carrying amount of asset exceeds its recoverable amount. An impairment loss, if any, is charged to Profit and Loss Account in the year in which the asset is identified as impaired. Reversal of impairment loss recognised in the prior years is recorded when there is an indication that impairment loss recognised for the asset no longer exists or has decreased.

13. Revenue Recognition:

(a) Sales revenue is recognised on transfer of the significant risks and rewards of ownership of the goods to the buyer and stated at net of sales tax, VAT, trade discounts and rebates but includes excise duty.

(b) Income from services is recognised as the services are rendered, based on agreement/arrangement with the concerned parties.

(c) Dividend income on investments is accounted for when the right to receive the payment is established.

(d) Interest income is recognised on time proportion basis.

(e) Certain claims of the Company, viz., export incentives, insurance, railway, etc., in respect of which quantum of accruals cannot be ascertained with reasonable certainity, are accounted on acceptance basis.

(f) Profit on sale of investments is recorded on transfer of title from the Company and is determined as the difference between sale price, carrying value of Investment and other incidental expenses.

(g) In respect of Idea Cellular Ltd., Cost of Rights and Licences including the fee paid on fixed basis prior to revenue share regime, is amortised on commencement of operations over the period of licence.

14. Employee Benefits:

(a) Short-term employee benefits and contribution to defined contribution plans are recognised as an expense on accrual at the undiscounted amount in the Profit and Loss Account

The contribution as specified under the law are paid to the provident fund setup as irrevocable trust by the Company or to the Regional Provident Fund Commissioner. The Company is generally liable for annual contribution and any shortfall in the fund assets based on the government specified minimum rates of return and recognises such contributions and shortfall, if any, as an expense in the year incurred.

(b) Post-employment and other long-term employee benefits are recognised as an expense, at the present value of the amounts payable determined using actuarial valuation techniques, in the Profit and Loss Account for the year. Actuarial gains and losses in respect of post-employment and other long term benefits are charged to the Profit and Loss Account.

SCHEDULE 23 (Contd.)

(c) Employee Stock Options Scheme: The intrinsic value of options granted under Employee Stock Options Scheme is recognised as deferred compensation cost and amortised over the vesting period.

15. Government Grants:

Government Grants are recognised when there is reasonable assurance that the same will be received. Capital grants relating to specific assets are reduced from the gross value of the fixed assets and capital grants for Project Capital Subsidy are credited to Capital Reserve. Revenue grants are recognised in the Profit and Loss Account.

16. Borrowing Cost:

Interest and other costs, in connection with the borrowing of the funds to the extent related/attributed to the acquisition/construction of qualifying fixed assets, are capitalised upto the date when such fixed assets are ready for their intended use and all other borrowing costs are charged to Profit and Loss Account.

17. Provision for Current and Deferred Tax:

Provision for Current Tax is made on the basis of estimated taxable income for the current accounting period in accordance with the provisions of the Income Tax Act, 1961. Deferred Tax, resulting from timing difference between book and taxable profit for the year, is accounted for using the tax rates and laws that have been enacted or substantively enacted as on the Balance Sheet date. The Deferred Tax Asset is recognised and carried forward only to the extent there is a reasonable certainty that the Deferred Tax Assets will be realised in future.

18. Mines Restoration Expenditure:

The Company provides for the expenditure to restore the mines based on technical estimates by internal/external specialists. The total estimate of restoration expenditure is apportioned over the estimated quantities of total mineral reserves and provision is made based on the quantiy of minerals mined during the year.

19. Operating Leases:

Leases, where significant portion of risk and reward of ownership are retained by the Lessor, are classified as Operating Leases and lease rentals thereon are charged to Profit and Loss Account.

20. Provisions/Contingencies:

A provision is recognised when there is a present obligation as a result of past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined (as provided/charged to Profit and Loss Account) based on best estimate of the amount required to settle the obligation at the Balance Sheet date.

Contingent Liabilities are not recognised but are disclosed, and Contingent Assets are neither recognised nor disclosed, in the financial statements.

21. Goodwill:

Goodwill arising out of consolidation of financial statements of Subsidiaries and Joint Ventures is not amortised. However, the same is tested for impairment at each Balance Sheet Date.

(B) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CFS)

1. Principles of Consolidation:

(a) The Consolidated Financial Statements (CFS) are prepared in accordance with Accounting Standard on "Consolidated Financial Statements" (AS-21), "Financial Reporting of Interests in Joint Ventures" (AS-27) and "Accounting for Investments in Associates in Consolidated Financial Statements" (AS-23) issued by the Institute of Chartered Accountants of India.

The CFS are prepared using uniform significant accounting policies, in accordance with the generally accepted accounting policies.

The effect of intra-group transactions between Grasim, Subsidiaries and Joint Ventures are eliminated in consolidation.

SCHEDULE 23 (Contd.)

(b) The CFS comprises the financial statements of Grasim Industries Ltd. (Grasim), its Subsidiaries and its interest in Joint Ventures and Associates as on 31st March, 2010, which are as under:

(i) Subsidiaries:

Name of the Company	Country of Incorporation	% Shareholding & Voting Power	
		Current Year	Previous Year
Sun God Trading And Investments Limited (SGTIL)	India	100.00	100.00
Samruddhi Swastik Trading And Investments Limited (SSTIL)	India	100.00	100.00
Samruddhi Cement Limited (SCL) * (newly incorporated subsidiary on 4th September, 2009)	India	64.96	NA
UltraTech Cement Limited (UltraTech)	India	54.78	54.78
Dakshin Cements Limited (DCL)@	India	54.78	54.78
UltraTech Cement Lanka Private Limited (UTCLPL) @ *(previously known as UltraTech Ceylinco (Private) Limited)*	Sri Lanka	54.78	54.78
UltraTech Cement Middle East Investment Limited (UTCMEIL) @ (w.e.f. 3rd March, 2010)	UAE	54.78	54.78
Harish Cement Limited (HCL) #	India	64.96	100.00
Grasim Bhiwani Textiles Limited (GBTL)	India	100.00	99.95

* 100% subsidiary of SSTIL upto 3rd October, 2009. Pursuant to scheme of arrangement [Refer Note 3 of Schedule 23 (B)] post-issue of shares to shareholders of the Company percentage held by the Company 64.96%.

@ Wholly owned Subsidiaries of UltraTech.

Wholly owned Subsidiary of Grasim upto 30th September, 2009, and subsequently wholly owned Subsidiary of SCL w.e.f. 1st October, 2009.

(ii) Joint Ventures (JV):

Name of the Company	Status	Country of Incorporation	Financial Statements as on	Ownership Interest %	
				Current Year	Previous Year
A V Cell Inc.	Unaudited	Canada	31st March, 2010	45.00	45.00
A V Nackawic Inc.	Unaudited	Canada	31st March, 2010	45.00	45.00
Birla Jingwei Fibres Co. Limited	Unaudited	China	31st March, 2010	31.00	31.00
Birla Lao Pulp & Plantations Company Limited	Unaudited	Laos	31st March, 2010	40.00	40.00
Bhaskarpara Coal Company Limited#	Audited	India	31st March, 2010	47.37	47.37
Madanpur (North) Coal Company Private Limited @	Audited	India	31st March, 2010	11.17	11.17

JV of Grasim upto 30th September, 2009 and pursuant to scheme of arrangement [Refer Note 3 of Schedule 23 (B)] JV of SCL w.e.f 1st October, 2009, Ownership Interest held by SCL.

@ JV of UltraTech, Ownership Interest held by UltraTech.

(iii) Associate:

Name of the Company	Status	Country of Incorporation	Financial Statements as on	Ownership Interest %	
				Current Year	Previous Year
Aditya Birla Science & Technology Co. Ltd.	Audited	India	31st March, 2010	39.00	39.00
Idea Cellular Ltd.* [Refer note 5 (b) of Schedule 23]	Audited	India	31st March, 2010	5.18	5.52

* Pursuant to Memorandum of Understanding signed by Promoting Companies of Idea Cellular Ltd. (Idea), the Company's share in net profit of Idea from 1st January, 2009 has been consolidated as per equity method of accounting in accordance with Accounting Standard on Accounting for Investments in Associates (AS-23).

The opening carrying value considered for the purpose of consolidation as on 1st January, 2009 as per equity method is Rs. 747.83 Crores.

For previous year, CFS of Idea has been considered for proportionate consolidation as a JV for the nine months period ended 31st December, 2008, thereafter being consolidated as an 'Associate'.

SCHEDULE 23 (Contd.)

(c) The Consolidated Financial Statements includes four JV's incorporated outside India, whose Financial Statements have been restated in Indian Rupees considering them as non-integral part of the Group's operations. In translating the financial statements of such JV's for incorporation in financial statements, the assets and liabilities, both monetary and non-monetary are translated at closing rate. All Income and Expenses are translated at yearly average exchange rate and resulting exchange differences are accumulated in Foreign Currency Translation Reserve.

2. A Scheme of Arrangement for sale of Sponge Iron Unit of the Company has become effective on 22nd May, 2009 on completion of the necessary formalities. In terms of the Scheme, on effective date:

(a) Welspun Power and Steel Limited (Welspun) has infused the required funds into Vikram Sponge Iron Limited (VSIL) for payment of consideration to the Company and has accordingly acquired 99.75% equity share capital of VSIL, and as such VSIL has ceased to be a Subsidiary of the Company.

(b) The Company has transferred the Sponge Iron Unit of the Company to VSIL, on going concern basis, on receipt of the consideration of Rs. 1,030 Crores and the Unit ceases to be a part of the Company.

(c) The profit on sale of the Sponge Iron Unit amounting to Rs. 336.07 Crores (Net of Tax Rs. 8.65 Crores) has been accounted for as an Extraordinary Item.

(d) Consequent to sale of Sponge Iron Unit, the Financial Statements of the Company for the year ended 31st March, 2010, does not include the operations of the Sponge Business from the period starting 22nd May, 2009 to 31st March, 2010, and are, therefore, strictly not comparable with the figures of the previous year ended 31st March, 2009.

Other details of discontinued operations are as under:

Rs. in Crores

Particulars	Sponge Iron Unit for Period/Year Ended	
	22nd May, 2009	31st March, 2009
Total Revenue	112.44	1016.84
Total Expenses	156.36	926.67
Total Assets	702.41	624.14
Total Liabilities	22.85	78.46
Net Cash Flows:		
Operating Activities	(72.97)	(6.53)
Investing Activities	0.01	12.25
Financing Activities	170.47	(5.77)

3 (a) A Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956 (the Scheme) to transfer Cement Business (*interalia* comprising of Grey Cement, White Cement, Ready-Mix Concrete Businesses) to its wholly owned subsidiary SCL w.e.f. 1st October, 2009, the appointed date has become effective on 18th May, 2010 on getting requisite approvals and completion of necessary formalities. In terms of the Scheme, the shareholders of the Company will receive 1 (one) equity share of SCL of the face value of Rs. 5 each, credited as fully paid up, for every 1 (one) fully paid up equity share of the Company held on 28th May, 2010 the record date fixed for this purpose.

As a result of this transfer there is no material impact of the same on the Consolidated Financials of the Company. However,

i) share of Minority Shareholders of SCL in the profit of SCL for the current year ended 31st March, 2010 amounting to Rs. 216.46 Crores has been reduced from consolidated profit and shown as part of Minority Interest.

ii) share of Minority Shareholders of SCL in the reserves of SCL amounting to Rs. 1,361.96 Crores has been reduced from respective consolidated reserves and shown as part of Minority Interest.

(b) The Board of Directors of UTCL and SCL, the Company's subsidiaries have also decided to amalgamate under a Scheme of Amalgamation under Sections 391 to 394 of the Companies Act, subject to necessary approvals w.e.f. 1st July, 2010 being the appointed date fixed for the purpose. In terms of the Scheme, the

SCHEDULE 23 (Contd.)

shareholders of SCL will receive 4 (four) equity shares of UltraTech of the face value of Rs. 10 each, credited fully paid up for every 7 (seven) equity shares of SCL of the face value of Rs.5 each held on the record date to be fixed for the purpose. The Scheme is pending with the Hon'ble High Courts of Bombay and Gujarat for their sanction.

4. Idea Cellular Limited (Idea), an Associate of the Company, was originally a tripartite joint venture between A.V. Birla Group, Tata Group and AT&T Group. With the exit of AT&T and the Tata Group, Idea is now part of A.V. Birla Group. Prior to its exit, Tata Group had alleged that the A.V. Birla Group had committed material breach of the Shareholders' Agreement and the Tata Group invoked the arbitration clause, pursuant to which an Arbitral Tribunal has been constituted, which has taken up the claims of the Tata Group and the counter-claims of the A.V. Birla Group and proceedings are on going. The Company believes that it has a strong case to counter the allegations of breach and it does not contemplate any liability to arise on this matter.

5 (a) During the previous year, Idea was proportionately consolidated as Joint Venture till 31st December, 2008. From 1st January, 2009, Idea is consolidated as an Associate. CFS for the financial year ended 31st March, 2009 include proportionate share of Net Sales of Idea Rs. 429.57 Crores.

(b) During the year, the shareholding of the Company in Idea, has changed from 5.52% to 5.18% w.e.f. from 1st March, 2009, as Idea has issued new shares to the shareholders of Spice Communication Limited on Amalgamation of Spice Communication Limited with Idea. On account of the Amalgamation and consequent reduction in shareholding, the Carrying Value of Investment is reduced by Rs. 196.28 Crores, which has been adjusted against General Reserve in the Consolidated Financial Statements.

There is no material impact on Consolidated Financial Statements of the Company due to reduction in shareholding except as stated above.

6. The Company's proportionate share in Assets, Liabilities, Income and Expenses of its Joint Venture companies included in these Consolidated Financial Statements are given below:

Rs. in Crores

(a) BALANCE SHEET	Current Year	Previous Year
SOURCES OF FUNDS		
Shareholders' Funds		
Equity Share Capital	**273.14**	226.92
Other Share Capital	**49.67**	45.35
Reserves and Surplus	**(46.37)**	(27.65)
	276.44	244.62
Loan Funds		
Secured Loans	**328.68**	278.42
Unsecured Loans	**31.31**	28.53
	359.99	306.95
TOTAL	**636.43**	551.57
APPLICATION OF FUNDS		
Fixed Assets		
Gross Block	**542.20**	464.06
Less: Depreciation	**96.54**	65.65
Net Block	**445.66**	398.41
Capital Work-in-Progress	**45.88**	61.07
	491.54	459.48
Investments	**11.92**	10.87
Current Assets, Loans and Advances		
Interest Accrued on Investments	**—**	0.52
Inventories	**119.16**	95.79
Sundry Debtors	**54.69**	34.33
Cash and Bank Balances	**17.97**	8.40
Loans and Advances	**12.31**	11.68
	204.13	150.72

SCHEDULE 23 (Contd.)

Rs. in Crores

	Current Year	Previous Year
Less:		
Current Liabilities and Provisions		
Liabilities	**66.83**	67.46
Provisions	**4.33**	2.08
	71.16	69.54
Net Current Assets	**132.97**	81.18
Miscellaneous Expenditure	—	0.04
TOTAL	**636.43**	551.57
Contingent Liability	**0.39**	3.61
(b) **PROFIT AND LOSS ACCOUNT**		
INCOME		
Net Sales (Includes Services Revenue)	**587.42**	942.22
Interest and Dividend Income	**0.24**	9.50
Other Income	**0.82**	11.98
Increase/(Decrease) in Stocks	**(6.16)**	(32.58)
	582.32	931.12
EXPENDITURE		
Raw Materials Consumed	**273.86**	224.26
Manufacturing/Operating Expenses	**120.30**	308.47
Purchases of Finished and Other Products	—	0.98
Payments to and Provisions for Employees	**87.32**	99.67
Selling, Distribution, Administration and Other Expenses	**77.11**	153.09
Interest	**10.69**	48.85
Depreciation and Amortisation	**32.92**	78.24
	602.20	913.56
Profit before Tax	**(19.88)**	17.56
Provision for Current Tax	**(0.01)**	0.04
Deferred Tax	—	(1.58)
Fringe Benefit Tax	—	(0.45)
Net Profit	**(19.89)**	15.57
Amount Transferred on change in stake in Subsidiaries/Joint Ventures	—	47.40
Balance brought forward from Previous Year	**(19.59)**	(82.56)
Profit Available for Appropriation	**(39.48)**	(19.59)
Appropriations	—	—
Balance Carried to Balance Sheet	**(39.48)**	(19.59)
	(39.48)	(19.59)

7. The Ministry of Textiles, vide its orders dated 30th June, 1997 and 1st July, 1999, has deleted cement from the list of commodities to be packed in Jute bags under the Jute Packaging (Compulsory Use in Packing Commodities) Act, 1987. In view of this, the Company does not expect any liability for non-dispatch of cement in Jute bags in respect of earlier years.

SCHEDULE 23 (Contd.)

8. (a) Contingent Liabilities:

	Current Year	Previous Year
		Rs. in Crores
(i) Claims not acknowledged as debts (Includes demands in respect of Excise Duty, Cenvat Credit, Water Cess, Sales Tax/VAT, Electricity Duty, etc.)	**672.35**	598.51
(ii) Custom Duty which may arise if obligation for export is not fulfilled against import of raw materials and machinery	**1.43**	—
(iii) Letter of Undertaking-cum-Indemnity, Corporate Guarantee given to Bank/Financial Institutions	**7.65**	—
(iv) Custom Duty on import of technical know-how and other services relating to projects	**—**	10.81
(b) Estimated amount of Contracts remaining to be executed on capital account and not provided	**575.06**	645.13
9. Deferred Preference Share Dividend	**1.12**	0.13

10. **Earnings Per Share:**

		Current Year	Previous Year
Net Profit for the period from Ordinary Activities attributable to equity shareholders	Rs. in Crores	**2,759.46**	2,186.66
Net Profit for the period (after Extraordinary Items) attributable to Equity Shareholders	Rs. in Crores	**3,095.53**	2,186.66
Weighted-average number of Equity Shares outstanding	Numbers	**91,693,335**	91,689,485
Weighted-average Potential Equity Shares on exercise of option	Numbers	**35,260**	—*
(a) **Basic Earnings Per Share (face value of Rs.10 each)**			
From Ordinary Activities	Rs.	**300.94**	238.49
After Extraordinary Items	Rs.	**337.60**	238.49
(b) **Diluted Earnings Per Share (face value of Rs.10 each)**			
From Ordinary Activities	Rs.	**300.83**	238.49
After Extraordinary Items	Rs.	**337.47**	238.49

* as anti dilutive

11. **Deferred Tax Assets and Liabilities as on 31st March, 2010 are as under:**

	Current Year	Previous Year
		Rs. in Crores
Deferred Tax Assets:		
Accrued Expenses deductible on payment basis	**87.02**	63.92
Expenses allowable in installments in Income Tax	**41.15**	4.68
Provision for Contigencies allowable on payment basis	**2.50**	—
Provision for Doubtful Debts allowable in year of write off against Debtors	**0.09**	0.39
Unabsorbed Losses	**—**	1.23
Others	**0.96**	—
	131.72	70.22
Deferred Tax Liabilty:		
Depreciation	**2,129.97**	1,654.47
Payments allowed under tax not expensed in books	**7.47**	7.68
Net Deferred Tax Liability	**2,005.72**	1,591.93

Note: On grounds of prudence, Net Deferred Tax Assets of Rs. 1.26 Crores (Previous Year Rs. 1.75 Crores) arising on account of unabsorbed depreciation and carried forward business losses have not been recognised in the financial statements of GBTL. The same have also not been considered in the above statement.

12. **Segment Reporting:**

(a) **Primary Segment Reporting (by business segment)**

Segments have been identified in line with the Accounting Standard on Segment Reporting (AS 17), taking into account the organizational structure as well as the differential risk and returns of these segments. Details of products included in each of the segments are as under:

Fibre & Pulp	- Viscose Staple Fibre and Wood Pulp
Chemicals	- Caustic Soda and Allied Chemicals
Cement	- Grey Cement, White Cement and Allied Products
Sponge Iron	- Sponge Iron
Textiles	- Fabric and Yarn
Others	- Mainly Telecom (upto 31st December, 2008)

SCHEDULE 23 (Contd.)

(b) **Inter-segment transfers of independent marketable products are at market rates.**

(c) **Information about Business Segments (For the Current Year 2009-2010):**

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimin-ations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	4,008.88	386.72	16,866.09	117.42	331.37	—	—	21,710.48
1b	Gross Sales (Inter-segment)	40.57	134.94	1.14	1.98		—	(178.63)	—
	Total Gross Sales	**4,049.45**	**521.66**	**16,867.23**	**119.40**	**331.37**	**—**	**(178.63)**	**21,710.48**
2a	Other Income	110.13	11.05	155.12	2.16	20.96	3.96	(43.32)	260.06
2b	Unallocated Corporate Other Income								275.53
	Total Other Income	**110.13**	**11.05**	**155.12**	**2.16**	**20.96**	**3.96**	**(43.32)**	**535.59**
3	**Total Revenue**	**4,159.58**	**532.71**	**17,022.35**	**121.56**	**352.33**	**3.96**	**(221.95)**	**22,246.07**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**1,194.79**	**92.80**	**3,907.67**	**(43.90)**	**15.46**	**3.71**	**(39.63)**	**5,130.90**
2	Unallocated Corporate Income								196.66
3	Interest Expense								(334.55)
4	**Profit before Tax from Ordinary Activites**								**4,993.01**
	Write back of Excess Provision for Tax/Income Tax Refund related to earlier years (Net)								25.25
	Provision for Current Tax								(1,238.87)
	Deferred Tax								(356.86)
5	**Profit after Tax from Ordianary Activities**								**3,422.53**
	Extraordinary Items								
	Profit (Net of Tax) on Sale of Sponge Iron Unit								336.07
6	**Net Profit after Tax after Extraordinary Items**								**3,758.60**
	Less: Minority Interest								714.12
	Add: Share in Profit/(Loss) of Associate								51.05
7	**Net Profit**								**3,095.53**
C	**Other Information:**								
1	**Segment Assets**	**2,722.90**	**440.85**	**17,260.03**	**—**	**236.67**	**25.31**	**(21.94)**	**20,663.82**
2	Unallocated Corporate Assets								7,109.71
3	**Total Assets**								**27,773.53**
4	**Segment Liabilities**	**277.86**	**32.27**	**2,910.32**	**—**	**60.91**	**0.59**	**(18.01)**	**3,263.94**
5	Unallocated Corporate Liabilities								8,230.13
6	Minority Interest								3,754.84
7	**Total Liabilities**								**15,248.91**
8	**Capital Expenditure**	**95.55**	**41.13**	**1,146.81**	**—**	**2.55**	**—**	**—**	**1,286.04**
	Unallocated Corporate Capital Expenditure								222.30
9	**Depreciation & Amortisation**	**144.43**	**32.00**	**797.92**	**4.71**	**8.76**	**0.22**	**—**	**988.04**
	Unallocated Corporate Depreciation & Amortisation								**6.67**
	Total Depreciation & Amortisation								**994.71**
10	**Significant Non-Cash Expenses other than Depreciation**								**2.64**

SCHEDULE 23 (Contd.)

Information about Business Segments (For the Previous Year 2008-2009):

Rs. in Crores

		Fibre & Pulp	Chemi-cals	Cement	Sponge Iron	Textiles	Others	Elimin-ations	Total Company
A	**REVENUE**								
1a	Gross Sales (External)	2,964.68	418.91	15,103.23	1,102.02	306.52	429.57		20,324.93
1b	Gross Sales (Inter-segment)	54.00	163.52	1.28	10.64	0.30		(229.74)	—
	Total Gross Sales	**3,018.68**	**582.43**	**15,104.51**	**1,112.66**	**306.82**	**429.57**	**(229.74)**	**20,324.93**
2a	Other Income	93.77	5.91	121.83	11.94	13.71	25.72	(42.65)	230.23
2b	Unallocated Corporate Other Income								216.57
	Total Other Income	**93.77**	**5.91**	**121.83**	**11.94**	**13.71**	**25.72**	**(42.65)**	**446.80**
3	**Total Revenue**	**3,112.45**	**588.34**	**15,226.34**	**1,124.60**	**320.53**	**455.29**	**(272.39)**	**20,771.73**
B	**RESULTS**								
1	**Segment Result (PBIT)**	**394.75**	**127.11**	**3,079.40**	**101.19**	**8.23**	**85.03**	**(40.40)**	**3,755.31**
2	Unallocated Corporate Income								157.98
3	Interest Expense								306.71
4	**Profit before Tax from Ordianary Activities**								**3,606.58**
	Provision for Current Tax								(530.51)
	Deferred Tax								(440.71)
	Fringe Benefit Tax								(20.15)
5	**Net Profit after Tax from Ordinary Items**								**2,615.21**
	Less: Minority Interest								444.46
	Add: Share in Profit/(Loss) of Associate								15.91
6	**Net Profit**								**2,186.66**
C	**Other Information:**								
1	**Segment Assets**	**2,634.15**	**398.72**	**16,729.03**	**623.88**	**226.96**	**21.73**	**(3.65)**	**20,630.82**
2	Unallocated Corporate Assets								3,637.05
3	**Total Assets**								**24,267.87**
4	**Segment Liabilities**	**244.06**	**36.78**	**2,466.18**	**71.16**	**50.67**	**0.47**	**(3.65)**	**2,865.67**
5	Unallocated Corporate Liabilities								8,174.02
6	Minority Interest								1,670.35
7	**Total Liabilities**								**12,710.04**
8	**Capital Expenditure**	**358.26**	**75.27**	**2,350.14**	**2.31**	**9.23**	**—**	**—**	**2,795.21**
	Unallocated Corporate Capital Expenditure								**1.00**
9	**Depreciation & Amortisation**	**125.84**	**28.26**	**606.23**	**33.50**	**6.98**	**58.00**	**—**	**858.81**
	Unallocated Corporate Depreciation & Amortisation								**6.97**
	Total Depreciation & Amortisation								**865.78**
10	**Significant Non-Cash Expenses other than Depreciation**								7.19

(d) **Secondary Segment Reporting (by geographic segment) - Being insignificant, not given.**

SCHEDULE 23 (Contd.)

13. Related Party Transactions:

(a) Related Parties with whom transactions have taken place during the year:

Joint Ventures:

AV Cell Inc., Canada

AV Nackawic Inc., Canada

Birla Jingwei Fibres Company Limited

Birla Lao Pulp & Plantations Company Limited

Bhaskarpara Coal Company Limited

Madanpur (North) Coal Company (Private) Limited

Idea Cellular Limited (upto 31st December, 2008)

Associates:

Aditya Birla Science & Technology Company Limited

Idea Cellular Limited (w.e.f. 1st January, 2009)

Key Management Personnel:

i) Shri Shailendra K. Jain, Whole-Time Director

Relatives of Shri Shailendra K. Jain:

- Smt. Niharika Jain, Wife
- Shri Suvvrat Jain, Son
- Shri Devavrat Jain, Son

ii) Shri Adesh Gupta, Whole-Time Director (w.e.f 3rd October, 2009)

Relative of Shri Adesh Gupta:

- Smt. Usha Gupta, Wife

iii) Shri D. D. Rathi, Whole-Time Director (upto 31st May, 2009)

Enterprise where significant influence exists:

- Vishal Industries and Chemicals Private Limited (upto 31st May, 2009)

iv) Shri S. Misra, Managing Director & CEO of UltraTech Cement Limited (Upto 31st March, 2010)

v) Shri O. P. Puranmalka, Whole-Time Director of Samruddhi Cement Limited (Upto 31st March, 2010)*

vi) Shri Kamal Rathi, Manager of Samruddhi Cement Limited

vii) Shri S. Krishnamoorthy, Manager of Grasim Bhiwani Textiles Limited

* Shri O.P. Puranmalka has been appointed as a Director of the Samruddhi Cement Limited (SCL) with effect from 16th February, 2010 to 31st March, 2010, while he was an employee of the Cement Business of the Company, which has been demerged into SCL under a Scheme of Arrangement under Sections 391 to 394 of the Companies Act, 1956. Upon the Scheme becoming effective on 18th May, 2010 he is being considered as Whole-Time Director of SCL.

SCHEDULE 23 (Contd.)

(b) Details of Transactions

Rs. in Crores

	Nature of Transactions	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management	Enterprises where significant influence exists	Total
1.	**Sales and Services**						
	Birla Jingwei Fibres Company Limited	**0.62**	—	—	—	—	**0.62**
		(6.95)	—	—	—	—	(6.95)
	Total	**0.62**	—	—	—	—	**0.62**
		(6.95)	—	—	—	—	(6.95)
2.	**Interest and other Income Received/Receivable**						
	AV Cell Inc.	**1.79**	—	—	—	—	**1.79**
		(1.61)	—	—	—	—	(1.61)
	Aditya Birla Science & Technology Limited	—	**1.05**	—	—	—	**1.05**
		—	(0.52)	—	—	—	(0.52)
	Others	—	—	**0.03**	—	—	**0.03**
		—	—	(0.02)	—	—	(0.02)
	Total	**1.79**	**1.05**	**0.03**	—	—	**2.87**
		(1.61)	(0.52)	(0.02)	—	—	(2.15)
3.	**Purchases of Goods/Payment for Other Services**						
	AV Cell Inc.	**1.01**	—	—	—	—	**1.01**
		(51.89)	—	—	—	—	(51.89)
	AV Nackawic Inc.	**515.97**	—	—	—	—	**515.97**
		(234.57)	—	—	—	—	(234.57)
	Others	—	**7.91**	**13.15**	**0.10**	—	**21.16**
		—	(8.40)	(12.54)	(0.08)	(0.06)	(21.08)
	Total	**516.98**	**7.91**	**13.15**	**0.10**	—	**538.14**
		(286.46)	(8.40)	(12.54)	(0.08)	(0.06)	(307.54)
4.	**Finance Provided**						
	AV Cell Inc.	—	—	—	—	—	—
		(26.79)	—	—	—	—	(26.79)
	Aditya Birla Science & Technology Limited	—	**15.20**	—	—	—	**15.20**
		—	(3.12)	—	—	—	(3.12)
	Others	—	—	**1.00**	—	—	**1.00**
		—	—	—	—	—	—
	Total	—	**15.20**	**1.00**	—	—	**16.20**
		(26.79)	(3.12)	—	—	—	(29.91)
5.	**Repayment against Finance Provided**						
	Aditya Birla Science & Technology Limited	—	—	—	—	—	—
		—	(2.85)	—	—	—	(2.85)
	Vishal Industries and Chemicals Private Limited	—	—	—	—	**1.60**	**1.60**
		—	—	—	—	—	—
	Others	—	—	—	—	—	—
		—	—	(0.11)	—	—	(0.11)
	Total	—	—	—	—	**1.60**	**1.60**
		—	(2.85)	(0.11)	—	—	(2.96)

SCHEDULE 23 (Contd.)

Rs. in Crores

	Nature of Transactions	Joint Ventures	Associates	Key Management Personnel	Relatives of Key Management	Enterprises where significant influence exists	Total
6.	**Investment in Equity**						
	AV Nackawic Inc.	39.95	—	—	—	—	39.95
		—	—	—	—	—	—
	Birla Lao Pulp & Plantations Company Limited	9.67	—	—	—	—	9.67
		—	—	—	—	—	—
	Others	4.41	—	—	—	—	4.41
		—	—	—	—	—	—
	Total	54.03	—	—	—	—	54.03
		—	—	—	—	—	—
7.	**Sale of Fixed Assets**						
	Shri Shailendra K. Jain	—	—	0.03	—	—	0.03
		—	—	—	—	—	—
	Total	—	—	0.03	—	—	0.03
		—	—	—	—	—	—
8.	**Outstanding Balances as on 31st March 2010**						
	Debtors						
	Birla Jingwei Fibres Company Limited	—	—	—	—	—	—
		(2.02)	—	—	—	—	*(2.02)*
	Total	—	—	—	—	—	—
		(2.02)	—	—	—	—	*(2.02)*
	Loans & Advances						
	AV Cell Inc.	29.82	—	—	—	—	29.82
		(26.79)	—	—	—	—	*(26.79)*
	Aditya Birla Science & Technology Limited	—	25.73	—	—	—	25.73
		—	*(10.91)*	—	—	—	*(10.91)*
	Others	—	—	0.78	1.00	—	1.78
		—	—	*(0.73)*	—	—	*(0.73)*
	Total	29.82	25.73	0.78	1.00	—	57.33
		(26.79)	*(10.91)*	*(0.73)*	—	—	*(38.43)*
	Creditors						
	AV Nackawic Inc.	27.80	—	—	—	—	27.80
		—	—	—	—	—	—
	Total	27.80	—	—	—	—	27.80
		—	—	—	—	—	—
9.	**Guarantees and Collaterals**						
	Bhaskarpara Coal Company Limited	4.00	—	—	—	—	4.00
		—	—	—	—	—	—
	Total	4.00	—	—	—	—	4.00
		—	—	—	—	—	—

Note: 1. Previous Year's figures are given in Bracket and Italics.
2. Transactions with Joint Ventures are reported at full values.

SCHEDULE 23 (Contd.)

14. **Retirement Benefits**

A **Defined Benefit Plans:**

a) Gratuity: The employees' gratuity fund scheme is managed by respective Trust's of each group company. The present value of obligation is determined based on actuarial valuation using the Projected Unit Credit Method, which recognises each period of service as giving rise to additional unit of employee benefit entitlement and measure each unit separately to build up final obligation.

The amount recognised in respect of gratuity (funded by the respective group companies) is as under:

Rs. in Crores

		Current Year	Previous Year
(i)	Present value of the funded defined benefit obligation at the end of the period	**280.57**	256.71
	Fair value of plan assets	**265.47**	224.64
	Net Liability/(Assets)	**15.10**	32.07
(ii)	The amounts recognized in salary, wages and employee benefits in the Profit and Loss Account as follows in respect of gratuity:		
	Current service cost	**18.74**	15.16
	Interest on defined benefit obligations	**20.75**	17.21
	Expected return on plan assets	**(19.08)**	(13.34)
	Net Actuarial (gain)/loss recognised during the period	**4.57**	22.68
	Net Cost	**24.98**	41.71
	Less: Capitalised as pre-operative expenses in respect of Projects/old disputed settlements	**0.09**	1.77
	Net Charge to Profit and Loss Account	**24.89**	39.94
(iii)	**Actual Return on Plan Assets**		
	Expected return on plan assets	**19.08**	13.34
	Actuarial gain/(loss) on plan assets	**3.64**	5.01
	Actual Return on Plan Assets	**22.72**	18.35
(iv)	**Reconciliation of Present Value of the Obligation and the Fair Value of the Plan Assets:**		
	Opening defined benefit obligation as on 1st April, 2009	**256.71**	213.98
	Current service cost	**18.74**	15.16
	Interest cost	**20.75**	17.21
	Actuarial (gain)/loss	**8.19**	27.61
	Benefits paid	**(24.46)**	(18.40)
	Past Service Cost	**0.64**	1.15
	Closing defined benefit obligation as on 31st March, 2010	**280.57**	256.71
(v)	**Change in Fair Value of the Plan Assets**		
	Opening fair value of the plan assets	**224.64**	172.81
	Expected return on plan assets	**19.08**	13.34
	Actuarial (gain)/loss	**3.64**	5.01
	Contributions by the employer	**42.57**	51.88
	Benefits paid	**(24.46)**	(18.40)
	Closing Fair Value of the Plan Assets	**265.47**	224.64

SCHEDULE 23 (Contd.)

Rs. in Crores

	Current Year	Previous Year
(vi) **Investment Details of Plan Assets**		
Government of India Securities	**20%**	26%
Corporate Bonds	**13%**	18%
Insurer Managed Fund	**55%**	48%
Others	**12%**	8%
Total	**100%**	100%

(vii) (a) The fair value of the plan assets related to Samruddhi Cement Ltd. (a Subsidiary Company) includes 8.8% Non-Convertible Debentures of the said Company of the face value of Rs. 1.20 Crores purchased at Rs. 1.19 Crores.

(b) There are no amount included in the fair value of plan assets for:
- Company's own financial instrument other than those mentioned above [(viii) (a)]
- Property occupied by or other assets used by the Company

(c) The overall expected rate of return on assets is determined based on the market prices prevailing on that date, applicable to the period over which the obligation is to be settled.

(viii) **Principal Actuarial Assumptions at the Balance Sheet Date**		
Discount/Rate	**8.27%-8.45%**	7.45%-7.95%
Estimated rate of return on plan assets	**7.50%-8.00%**	7.50%-8.00%
The estimates of future salary increases are considered taking into account inflation, seniority promotion and other relevant factors.	**8.00%**	6.00%-8.00%
Mortality	**Published Rates of LIC (1994-96) mortality tables**	

(ix) **Experience Adjustments**	**31-Mar-10**	**31-Mar-09**	**31-Mar-08**	**31-Mar-07**
Defined Benefit Obligation	280.57	256.71	213.98	171.37
Plan assets	265.47	224.64	172.81	167.81
Surplus/(Deficit)	(15.10)	(32.07)	(41.17)	(3.56)
Experience Adjustment on Plan Liabilities	10.12	30.64	16.69	—
Experience Adjustment on Plan Assets	4.26	5.79	3.03	—

b) The obligation for compensated absence is recognised in the same manner as gratuity, amounting to Rs. 18.39 Crores (Previous Year Rs. 18.21 Crores) for the year ended 31st March, 2010.

B Defined Contribution Plans:

Amount recognised as expense and included in the Schedule 18 - "Contribution to Provident and Other Funds" - Rs. 58.26 Crores (Previous Year Rs. 53.82 Crores).

SCHEDULE 23 (Contd.)

15. **Disclosure of Derivative Instruments**

(a) Derivative Instruments as on 31st March, 2010

(In Millions)

	Type of Instrument	Type of Exposure	Currency	**Current Year**	Previous Year	**Cross Currency**
(i)	Forward Contracts (For hedging foreign currency exposures)	Exports (Receivables)	USD	**13.88**	3.73	INR
		Import (Payables)	USD	**43.69**	65.05	INR
			Euro	**4.06**	0.30	INR
			Euro	**13.25**	20.00	USD
			JPY	**3.91**	—	INR
			CHF	**1.07**	0.58	USD
			DKK	—	11.32	INR
		Import Trade Finance	USD	**3.04**	83.86	INR
			JPY	—	8,198.95	USD
(ii)	Currency and Interest Rate Swaps (For hedging of foreign currency and interest rate exposures)	ECB	USD	**25.00**	25.00	INR
			JPY	**40,385.23**	45,734.00	INR
		Import Trade Finance	JPY	**6,848.81**	6,038.81	INR
			USD	**8.90**	8.90	INR
(iii)	Currency Options and Interest Swaps (For hedging of foreign currency and interest rate exposures)	ECB	USD	**40.00**	40.00	INR
(iv)	Interest Rate Swaps (For Hedging interest rate exposures)	Mibor-Linked Debentures	INR	**2,000.00**	2,000.00	INR

(b) Unhedged Foreign Currency Exposure as on 31st March, 2010

(In Millions)

	Type of Exposure	**Currency**	**Current Year**	Previous Year
(i)	Bank Balance	USD	**2.65**	0.06
(ii)	Export (Receivables)	USD	**17.97**	7.57
		Euro	**0.42**	0.80
(iii)	Imports (Payable)	USD	**0.17**	—
		Euro	**0.22**	—
		GBP	**0.02**	—
		JPY	**3.54**	—
(iv)	Loans (Receivables)	CAD	**6.75**	6.75

SCHEDULE 23 (Contd.)

		Current Year	Rs. in Crores Previous Year
16. (a)	**Provisions made for Mines closure/restoration**		
	Opening Balance	**5.48**	3.76
	Add: Provision made during the year	**2.09**	1.87
	Less: Utilised during the year	**0.15**	0.15
	Closing Balance during the year	**7.42**	5.48
(b)	**Provision for Cost of Transfer of Assets**		
	Opening Balance	—	—
	Add: Provision made during the year	**131.16**	—
	Less: Utilised during the period	—	—
	Closing Balance	**131.16**	—

17. Figures pertaining to the Subsidiary Companies and Joint Ventures have been reclassified wherever necessary to bring them in line with the Company's Financial Statements.

18. Previous year's figures have been regrouped and rearranged wherever necessary to conform to this year's classification.

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

CONSOLIDATED CASH FLOW STATEMENTS FOR THE YEAR ENDED 31ST MARCH, 2010

Rs. in Crores

		Current Year	Previous Year
A.	**Cashflow from Operating Activities**		
a.	Net Profit before Tax and Exceptional Item	**4,993.01**	3,606.58
	Adjustment for:		
	Depreciation/Amortisation	**994.71**	865.78
	Employees Compensation Expenses under Employee Stock Options Scheme	**2.64**	7.19
	Interest Expenses	**334.55**	306.71
	Interest Income	**(20.27)**	(40.91)
	Dividend Income	**(183.94)**	(102.02)
	Provision for Bad and Doubtful Debts/Advances (Net)	**3.63**	1.41
	Bad Debts Written Off	**3.01**	0.80
	Non Cash Items	**(30.17)**	(32.88)
	(Profit)/Loss on sale of Fixed Assets (Net)	**3.26**	(0.30)
	(Profit)/Loss on sale of Long Term Investments (Net)	**(0.35)**	(0.77)
	(Profit)/Loss on sale of Current Investments (Net)	**(2.62)**	(39.29)
		6,097.46	4,572.30
	Less: Change on Account of JV (Idea) considered as Associate w.e.f. 1st Jan.'09	**—**	(119.99)
b.	Operating Profit before working capital changes	**6,097.46**	4,452.31
	Adjustments for:		
	Trade and Other Receivables	**(18.24)**	147.63
	Inventories	**(251.94)**	(460.32)
	Trade Payables	**120.51**	24.21
c.	Cash Generated from Operations	**5,947.79**	4,163.83
	Direct Taxes Paid (Net)	**(1,119.03)**	(550.90)
	Net Cash from Operating Activities	**4,828.76**	3,612.93
B.	**Cashflow from Investing Activities**		
	Purchase of Fixed Assets	**(1,478.00)**	(2,665.61)
	Sale of Fixed Assets	**22.51**	24.39
	Government Grants	**0.34**	—
	Purchase of Investments	**(0.26)**	(230.70)
	Increase/(Decrease) in Current Investments	**(3,300.63)**	(989.52)
	Sale of Investments	**10.00**	54.09
	Loans and Advances to other companies	**2.91**	(1.40)
	Interest Received (including interest subsidy)	**37.63**	51.13
	Dividend Received	**183.94**	102.02
	Adjustment on account of change in holding of a JV during the year	**—**	3.02
	Extraordinary Items		
	— Proceeds on sale of Sponge Iron Unit	**1,024.88**	—
	Net Cash from/(used in) Investing Activities	**(3,496.68)**	(3,652.58)
C.	**Cashflow from Financing Activities**		
	Proceeds from Issue of Equity/Preference Share Capital	**1.80**	22.17
	Proceeds from Borrowings	**717.17**	1,588.14
	Repayments of Borrowings	**(1,181.82)**	(921.70)
	Interest Paid	**(403.87)**	(331.60)
	Dividends Paid	**(302.50)**	(303.29)
	Corporate Dividend Tax	**(51.96)**	(52.00)
	Net Cash from/(used in) Financing Activities	**(1,221.18)**	1.72
D.	**Net increase/(Decrease) in Cash and Cash equivalent**	**110.90**	(37.93)
	Cash and Cash equivalent at the beginning of the year	**227.02**	290.32
	Less: Opening Cash and Cash Equivalents of JV (Idea) now considered as Associate	**—**	32.28
	Adjusted Opening Balance	**227.02**	258.04
	Cash and Cash Equivalents transfered on Sale of Vikram Ispat	**(97.58)**	—
	Effect of Exchange Rate on consolidation of Foreign Joint Ventures	**(3.34)**	6.91
	Cash and Cash equivalent at the end of the year	**237.00**	227.02

(Cash and cash equivalent represent Cash and Bank Balances)

Note: Previous period's figures have been regrouped/rearranged wherever necessary to conform to this period's classification.

In terms of our report attached

For DELOITTE HASKINS & SELLS
Chartered Accountants

B. P. SHROFF
Partner

For G.P. KAPADIA & CO.,
Chartered Accountants

ATUL B. DESAI
Partner

KUMAR MANGALAM BIRLA
Chairman

RAJASHREE BIRLA
B. V. BHARGAVA
R.C. BHARGAVA
ARUN KANTI DASGUPTA
D. D. RATHI
CYRIL SHROFF
S. G. SUBRAHMANYAN
Directors

Mumbai
Dated: 20th May, 2010

ASHOK MALU
Company Secretary

ADESH GUPTA
Whole-Time Director & CFO

NOTES


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EXCELUSH

ADITYA BIRLA



GRASIM INDUSTRIES LIMITED

Registered Office: P.O. Birlagram, Nagda - 456 331 (M.P.)

NOTICE is hereby given that the Sixty Third Annual General Meeting of the shareholders of Grasim Industries Limited will be held at the Registered Office of the Company at GRASIM STAFF CLUB, Birlagram, Nagda, District Ujjain, Madhya Pradesh 456 331 on Friday, the 20th day of August, 2010 at 12.30 P.M. to transact, with or without modifications, as may be permissible, the following business:

ORDINARY BUSINESS:

1. To receive, consider and adopt the audited Balance Sheet as at 31st March, 2010 and the Profit and Loss Account for the year ended 31st March, 2010 and the Reports of the Directors and the Auditors of the Company.
2. To declare dividend on Equity Shares for the year ended 31st March, 2010.
3. To appoint a Director in place of Mr. B.V. Bhargava, who retires from office by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Mr. Kumar Mangalam Birla, who retires from office by rotation, and being eligible, offers himself for re-appointment.
5. To consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

   "To appoint a Director in place of Mr. S. G. Subrahmanyan, who retires from office by rotation but has expressed his unwillingness to be re-appointed as a Director, and accordingly resolved that the resultant vacancy on the Board be filled by the appointment of Dr. Thomas M. Connelly, who is hereby appointed as a Director liable to retire by rotation, the Company already having received a notice in writing along with a deposit of Rs.500 under Section 257 of the Companies Act, 1956 from a member signifying his intention to propose Dr. Thomas M. Connelly as a candidate for the office of Director on the Board of the Company liable to retire by rotation."

6. To consider and, if thought fit, to pass the following resolutions as Ordinary Resolutions relating to the appointment of Auditors of the Company:

   A. **"RESOLVED that** pursuant to the provisions of Section 224 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. G.P. Kapadia & Co., Chartered Accountants, Mumbai (Registration No. 104768W) and Messrs. Deloitte Haskins & Sells, Chartered Accountants, Mumbai, (Registration No. 117366W) the retiring Joint Statutory Auditors of the Company, be and are hereby re-appointed as the Joint Statutory Auditors of the Company to hold office as such from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration to each of them, plus service tax as applicable and reimbursement of actual out of pocket expenses as may be incurred in the performance of their duties, as the Audit Committee / Board of Directors may fix in this behalf."

   B. **"RESOLVED that** pursuant to the provisions of Section 228 and other applicable provisions, if any, of the Companies Act, 1956, Messrs. Vidyarthi & Sons, Chartered Accountants, Lashkar, Gwalior (Registration No. 000112C) be and are hereby re-appointed as Branch Auditors of the Company, to audit the Accounts in respect of the Company's Vikram Woollens Division, at Lashkar to hold office from the conclusion of this Annual General Meeting until the conclusion of the next Annual General Meeting of the Company, at such remuneration, plus service tax as applicable and reimbursement of actual out of pocket expenses as may be incurred in the performance of their duties, as the Audit Committee/ Board of Directors may fix in this behalf."

SPECIAL BUSINESS:

7. To consider, and if thought fit, to pass the following Resolution as a Special Resolution:

   "**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded to the continuance of Mr. Shailendra K. Jain as a Whole Time Director of the Company as per reappointment, subject to the approval of the Shareholders, made by the Board for the period 1st December, 2009 to 31st March, 2010, on the remuneration as hereunder:

   (a) Basic Salary: Rs.11,75,000 per month

   (b) Special Allowance: Rs.10,11,900 per month

   (c) All other allowances, benefits and perquisites, which also include Stock Option Plan, if any, as per the Rules of the Company as are applicable to the Senior Executives of the Company.

   (d) All other then existing terms of remuneration of Mr. Jain including the Performance Linked Variable Pay and perquisites, as approved by the shareholders of the Company at the Annual General Meetings of the Company held on 25th August, 2006 and modified on 2nd August, 2008 remaining unchanged.

8. To appoint Mr. Shailendra K. Jain (who was appointed as an Additional Director by the Board of Directors pursuant to Article 129 of the Company's Articles of Association and who holds office under the said Article and Section 260 of the Companies Act, 1956 only up to the date of this meeting, and in respect of whom the Company has received a notice in writing along with a deposit of Rs. 500 under Section 257 of the said Act, from a member signifying his intention to propose Mr. Shailendra K. Jain as a candidate for the office of Director) as a Director of the Company and to consider and, if thought fit, to pass the following resolution as an Ordinary Resolution:

   "**RESOLVED** that pursuant to the provisions of Section 257 and all other applicable provisions, if any, of the Companies Act, 1956, Mr. Shailendra K. Jain be and is hereby elected and appointed as a Director of the Company liable to retire by rotation."

9. To consider, and if thought fit, to pass the following Resolution as a Special Resolution:

   "**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded for the appointment of Mr. Adesh Gupta as a Whole Time Director of the Company for the period and upon on the following terms and conditions including remuneration with further liberty to the Board (which term shall include any Committee, if any, constituted or to be constituted by the Board) from time to time to alter the said terms and conditions of appointment and remuneration of Mr. Gupta in the best interests of the Company and as may be permissible at law, viz.:

   1. **Period:**

      Five years with effect from 3rd October, 2009 with liberty to either party to terminate the appointment on three months' notice in writing to the other.

2. **Remuneration:**

(a) Basic Salary of Rs. 5,67,500 (Rupees Five lacs sixty seven thousand five hundred only) per month with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs. 9,00,000 (Rupees Nine lacs only) per month as Basic Salary.

(b) Special Allowance of Rs. 6,29,800 (Rupees Six lacs twenty nine thousand eight hundred only) per month, with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs. 12,00,000 (Rupees Twelve lacs only) per month. This allowance, however, will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

(c) Performance Bonus linked to the achievement of targets as may be decided by the Board subject to a maximum of Rs. 1,20,00,000 (Rupees One crore twenty lacs only) per annum.

(d) Long-term Incentive Compensation (LTIC) including Stock Option Plan, if any, as per the Scheme applicable to the Senior Executives of the Company / Aditya Birla Group including that of any parent / subsidiary company.

3. **Perquisites:**

(a) Housing: Free furnished accommodation and reimbursement of other expenses for the upkeep and maintenance thereof as per the Rules of the Company.

(b) Medical Expenses :

Reimbursement of expenses incurred in India for self and family at actuals (including domiciliary medical and insurance premium for hospitalization policy, as applicable).

(c) Leave Travel Expenses: Leave Travel Expenses for self and family, subject to a ceiling of one month's basic salary for a year as per the Rules of the Company.

(d) Club Fees: Fees of One Corporate Club in India (including admission and membership fee).

(e) Personal Accident Insurance Premium for self and family as per the Rules of the Company.

(f) (i) Company's contribution towards Provident Fund and Superannuation Fund, on Basic Salary as per the Rules of the Company.

(ii) Gratuity calculated on Basic Salary as per the Rules of the Company.

(g) Upto two Cars for use on Company's business.

(h) Leave and encashment of leave, in accordance with the Rules of the Company.

(i) Other Allowances/benefits/ perquisites: Any other allowances, benefits and perquisites as per the Rules applicable to the Senior Executives of the Company and/or which may become applicable in the future and/or any other allowance, perquisites as the Board may from time to time decide.

(j) Any other one time periodic retirement benefits as may be decided by the Board at the time of retirement.

4. Subject as aforesaid, the Whole Time Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

5. The aggregate of the remuneration and perquisites as aforesaid in any financial year shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956, read with Schedule XIII to the said Act or any statutory

modifications or re-enactment thereof for the time being be in force, or otherwise as may be permissible at law.

6. For the purposes of Gratuity, Provident Fund, Superannuation and other like benefits, if any, the service of Mr. Gupta, Whole Time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group.

7. The Board be and is hereby authorised to revise the remuneration and perquisites payable to Mr. Gupta from time to time. The next revision in his salary will be effective from 1st July, 2010.

8. So long as Mr. Gupta functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committee(s) thereof.

9. Though, considering the provisions of Section 314(1) of the Companies Act, 1956, Mr. Gupta would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries /Joint Ventures, approval be and is hereby also granted by way of the abundant caution for him to accept the sitting fees / commission paid / payable to other directors for attending meetings of Board(s) of Directors / Committee(s) of subsidiaries / Joint Ventures of the Company or companies promoted by the Aditya Birla Group.

10. Where in any financial year comprised by the period of appointment, the Company has no profits or its profits are inadequate, the foregoing amount of remuneration and benefits shall be paid to Mr. Gupta in accordance with the applicable provisions of Schedule XIII of the Act and subject to the approval of the Central Government, wherever required."

10. To consider, and if thought fit, to pass the following Resolution as a Special Resolution:

"**RESOLVED THAT** in terms of Article 169 of the Articles of Association of the Company and pursuant to the provisions of Sections 198, 269, 309, 311 and 314, read with Schedule XIII and all other applicable provisions, if any, of the Companies Act, 1956 (the said Act) and all guidelines for managerial remuneration issued by the Central Government from time to time, consent of the Company be and is hereby accorded for the appointment of Mr. K.K. Maheshwari as a Whole Time Director of the Company for the period and upon the terms as to remuneration and perquisites as set out below with liberty to the Board (which term shall include any Committee constituted or to be constituted by the Board) from time to time to alter the said terms in such manner as may be agreed to between the Board and Mr. Maheshwari and as may be permissible at law.

1. Period:

Five years w. e. f. 20th May 2010 with the liberty to either party to terminate the appointment on three months' notice in writing to the other.

2. Remuneration:

a) Basic Salary of Rs.10,50,000 (Rupees Ten lacs fifty thousand only) per month with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs.16,00,000 (Rupees Sixteen lacs only) per month as Basic Salary.

b) Special Allowance of Rs.7,99,200 (Rupees Seven lacs ninety-nine thousand two hundred only) per month, with such increments as may be decided by the Board from time to time, subject however to a ceiling of Rs 18,00,000 (Rupees Eighteen lacs Only) per month. This allowance however will not be taken into account for calculation of benefits such as Provident Fund, Gratuity, Superannuation and Leave Encashment.

c) Performance Bonus linked to the achievement of targets as may be decided by the Board subject to a maximum of Rs.2,25,00,000 (Rupees Two crore twenty five lacs only) per annum.

d) Long-term Incentive Compensation (LTIC) including Stock Option Plan, if any, as per the Scheme applicable to the Senior Executives of the Company / Aditya Birla Group including that of any parent / subsidiary company.

3. Perquisites:

a) Housing: Free furnished accommodation and reimbursement of other expenses for the upkeep and maintenance thereof as per the Rules of the Company or HRA @ 50% of Basic Salary in lieu of Company provided accommodation.

b) Reimbursement of salaries payable to Servant / Gardener – subject to a ceiling of Rs. 36,000 per annum.

c) Two Cars for use on Company's business.

d) Medical Expenses: Reimbursement of expenses incurred in India for self and family at actuals (including domiciliary medical and insurance premium for hospitalization policy, as applicable).

e) Leave Travel Expenses: Leave Travel Expenses for self and family in accordance with the Rules of the company.

f) Club Fees subject to a maximum of two clubs.

g) Personal Accident Insurance Premium for self and family as per the Rules.

h) (i) Company's contribution towards Provident Fund and Superannuation Fund, on Basic Salary as per the Rules of the Company.

(ii) Gratuity calculated on Basic Salary as per the Rules of the Company.

i) Leave and encashment of leave, in accordance with the Rules of the Company.

j) Reimbursement of entertainment, travelling and all other expenses incurred for the business of the Company as per Rules of the Company. Travelling expenses of spouse accompanying the Whole Time Director on any official overseas or inland trip will be governed as per the Rules of the Company.

k) Other Allowances / benefits / perquisites: Any other allowances, benefits and perquisites as per the Rules applicable to the Senior Executives of the Company and / or which may become applicable in the future and / or any other allowance, perquisites as the Board may from time to time decide.

l) Any other one time periodic retirement benefits as may be decided by the Board at the time of retirement.

4. Subject as aforesaid, the Whole Time Director shall be governed by such other Rules as are applicable to the Senior Executives of the Company from time to time.

5. The aggregate of the remuneration and perquisites as aforesaid in any financial year, shall not exceed the limits prescribed from time to time under Sections 198, 309, 310 and all other applicable provisions of the Companies Act, 1956, read with Schedule XIII to the said Act or any statutory modifications or re-enactment thereof for the time being be in force, or otherwise as may be permissible at law.

6. For the purposes of Gratuity, Provident Fund, Superannuation and other like benefits, if any, the service of

Mr. K. K. Maheshwari, Whole Time Director will be considered as continuous service with the Company from the date of his joining the Aditya Birla Group.

7. The Board of Directors be and is hereby authorised to revise the remuneration and perquisites payable to Mr. Maheshwari from time to time. The next revision in salary will be effective from 1st July,, 2010.

8. Where in any financial year, the Company has no profits or its profits are inadequate, the forgoing amount of remuneration and benefits shall be paid to Mr. Maheshwari subject to the applicable provisions of Schedule XIII of the Companies Act, 1956.

9. So long as Mr. Maheshwari functions as the Whole Time Director of the Company he shall not be subject to retirement by rotation and shall not be paid any fees for attending the meetings of the Board of Directors of the Company or any Committee(s) thereof.

10. Though, considering the provisions of Section 314(1) of the Companies Act, 1956, Mr. Maheshwari would not be holding any office or place of profit by his being a mere director of the Company's subsidiaries/Joint Ventures, approval be and is hereby also granted by way of the abundant caution for him to accept the sitting fees / commission paid / payable to other directors for attending meetings of Board(s) of Directors / Committee(s) of subsidiaries/ Joint Ventures of the Company or companies promoted by the Aditya Birla Group."

By Order of the Board

ASHOK MALU

Jt. President & Company Secretary

Place : Mumbai
Date : 14th July, 2010

NOTES FOR MEMBERS' ATTENTION:

1) A MEMBER ENTITLED TO ATTEND AND VOTE AT THE MEETING IS ENTITLED TO APPOINT A PROXY TO ATTEND AND VOTE INSTEAD OF HIMSELF AND THE PROXY NEED NOT BE A MEMBER.

   THE INSTRUMENT APPOINTING A PROXY SHOULD, HOWEVER, BE DEPOSITED AT THE REGISTERED OFFICE OF THE COMPANY NOT LESS THAN FORTY-EIGHT HOURS BEFORE THE COMMENCEMENT OF THE MEETING.

2) An Explanatory Statement pursuant to Section 173 of the Companies Act, 1956, in respect of items 5, 7 to 10 of the Notice as set out above, is annexed hereto.

3) The Register of Members and Share Transfer Books of the Company will remain closed from 12th August, 2010 to 20th August, 2010 (both days inclusive) for the purpose of payment of dividend, if approved by the Members.

4) a) Pursuant to Section 205A of the Companies Act, 1956, all dividends upto the Financial Year 1994-95, which remained unclaimed have been transferred to the General Revenue Account of the Central Government. Shareholders, who have not encashed their dividend warrants for the said period, are requested to claim the amount from the Registrar of Companies – Madhya Pradesh, Sanjay Complex, 3rd Floor, Jayendra Ganj, Gwalior 474 009 (M.P.). In case any assistance is required, shareholders may please write to the Share Department of the Company at its Registered Office at Nagda.

   b) In terms of the provisions contained in Section 205C of the Companies Act, 1956, the Company has already deposited / transferred the unpaid / unclaimed dividends for the Financial Years 1995-96 to 2001-2002 to the Investor Education and Protection Fund (IEPF). No claim shall lie against the IEPF or the Company in respect of the unpaid / unclaimed amount transferred to the IEPF.

   c) Pursuant to the provisions of Section 205A of the Companies Act, 1956, as amended, dividend for the Financial Year 2002-2003 and the dividends for the subsequent years, which remain unpaid or unclaimed for a period of 7 years will be transferred to IEPF. Shareholders who have so far not encashed the dividend warrant(s) for the Financial Year 2002-2003 are requested to make their claim to the Share Department at the Registered Office of the Company at Nagda on of before 15st August, 2010, failing which the unpaid / unclaimed amount will be transferred to the IEPF. It may also be noted that once the unpaid / unclaimed dividend is transferred to the IEPF as above, no claim shall lie against IEPF or the Company in respect of such amount by the member.

5) a) Shareholders are requested to notify any change of address:
   (i) to their Depository Participants (DPs) in respect of the shares held in demat form, and
   (ii) to the Company to its Share Department at the Registered Office at Nagda in respect of the shares held in physical form.

   b) In case the mailing address mentioned on this Annual Report is without the PINCODE, shareholders are requested to kindly inform their PINCODE immediately to their DP or the Company, as mentioned above.

6) Non-Resident Indian Shareholders are requested to inform the Share Department of the Company or to their concerned DP, as the case may be, immediately:-
   a) the change in the residential status on return to India for permanent settlement;
   b) the particulars of the NRE Account with a bank in India, if not furnished earlier.

7) Shareholders are requested to correspond in connection with the shares held by them by addressing letters directly to the Share Department of the Company situated at the Registered Office of the Company at Birlagram, Nagda – 456 331 (M.P.) *and not to any other Office of the Company*, quoting reference of their folio numbers or their Client ID number with DP ID number, as the case may be.

8) Shareholders who are holding shares in identical order of names in more than one folio are requested to send to the Share Department of the Company the details of such folios together with the original Share Certificates for consolidation of their holdings in one folio. The Share Certificates will be returned to the Shareholders after making requisite changes thereon.

9) As per the provisions of the amended Companies Act, 1956, facility for making nominations is now available to INDIVIDUALS holding shares in the Company. Shareholders holding shares in physical form may obtain the Nomination Form – 2B prescribed by the Government from the Share Department of the Company or download it from the Company's website www.grasim.com. Shareholders holding shares in demat form are required to approach their DPs for the nomination.

10) a) Shareholders are advised to avail of the facility for receipt of future dividends through Electronic Clearing Service (ECS). Shareholders holding shares in dematerialised mode are requested to contact their respective DPs for availing ECS facility. Shareholders holding shares in physical form are requested to download the ECS form from the website of the Company and the same duly filled up and signed along with a Xerox copy of a cancelled cheque may be sent to the Share Department of the Company at the Registered Office at Birlagram, Nagda 456 331 (M.P).

   b) To avoid the incidence of fraudulent encashment of the dividend warrants, Shareholders are requested to intimate the Company under the signature of the Sole/ First Joint holder, the following information, so that the Bank Account Number and Name and address of the Bank can be printed on the dividend warrants:-
      1) Name of Sole/First Joint holder and Folio No.
      2) Particulars of Bank Account, viz.
         i) Name of the Bank
         ii) Name of Branch
         iii) Complete address of the Bank with Pin code Number
         iv) Account Type, whether Savings (SB) or Current Account (CA)
         v) Bank Account Number allotted by the Bank

11) Shareholders who hold shares in the dematerialised form and desire a change / correction in the bank account details, should intimate the same to their concerned DP and not to the Share Department of the Company. Shareholders are also requested to give the MICR Code of their bank to their DPs. The Company will not entertain any direct request from such shareholders for change of address, transposition of names, deletion of name of deceased joint holder and change in the bank account details. The said details will be considered as will be furnished by the DPs to the Company.

12) **Shareholders are requested to please read the "Shareholders' Information" Section of the Annual Report for useful information.**

13) Shareholders desirous of obtaining any information / clarification on the accounts and operations of the Company are requested to send in written queries to the Company, <u>atleast one week before the date of the meeting</u>. Replies will be provided in respect of such written queries received, only at the meeting.

14) Pursuant to the requirement of the Listing Agreement of the Stock Exchanges on Corporate Governance, relating to appointment of the Directors / reappointment of the retiring Directors, a statement containing the required details of the concerned Directors forms part of the Directors' Report on Corporate Governance.

ANNEXURE TO NOTICE

EXPLANATORY STATEMENT UNDER SECTION 173 OF THE COMPANIES ACT, 1956

ITEM NO. 5

In accordance with the provisions of Section 256 of the Act and Article 144 of the Articles of Association of the Company, Mr. S.G. Subrahmanyan, a Director of the Company, retires by rotation at this meeting. However, he has expressed his unwillingness to be re-appointed in view of his advanced age of 84 years. Accordingly, it has been decided that the vacancy so created on the Board of Directors of the Company, be filled up by the appointment of Dr. Thomas M. Connelly, as a Director, liable to retire by rotation. As required under Section 257 of the said Act, a notice has been received from a member along with a deposit of Rs. 500 signifying his intention to propose Dr. Thomas M. Connelly as a Candidate for the office of Director.

Dr. Connelly is currently the Executive Vice President & Chief Innovation Officer of DuPont Company, Wilmington, USA. His appointment as a Director of the Company will help the Company in improving the quality, technology development and new products and in particular, application development of the Company's Viscose Staple Fibre Business. Considering his long experience in various areas of the chemical industry and generally, it is in the interest of the Company to avail of his service as a member of the Board.

The Board commends the resolution for approval of the members. Dr. Thomas M. Connelly is interested in his appointment on the Board.

ITEM NOS. 7 and 8

Mr. Shailendra K. Jain was in the service of the Company for more than 45 years. He was from time to time last re-appointed as the Whole Time Director of the Company, and by a resolution passed at the Annual General Meeting of the Company, held on 25th August, 2006, he was reappointed as the Whole Time Director for a term expiring on 30th November, 2009. The Board of Directors of the Company continued his term as such Whole Time Director for a further period of 4 months upto 31st March, 2010, subject to the approval of the Shareholders of the Company.

An abstract setting out the terms of his remuneration was circulated to the members on 16th October 2009. Due to his long association and resultant experience with the Company, the Board felt in the interest of the Company that after his retirement, his presence on the Board would be of considerable benefit to the Company. Accordingly, the Board has co-opted him as an Additional Director in terms of section 260 of the Companies Act, 1956. In terms of this section, he holds his office as Director upto the date of the next Annual General Meeting of the Company.

It may be pointed out that Mr. Shailendra K. Jain was also a member on the Board of some of the subsidiary companies of the Company and/ or member of the Committees of the Board of such subsidiaries and in his capacity as director/ member, was entitled to the payment of sitting fees and expenses from the Company's subsidiaries. Although considering the provisions of Section 314 (1) of the Companies Act, 1956, he was not deemed to hold any office or place of profit by virtue of holding the office of director in the Company's subsidiaries, the relevant resolution also seeks to obtain by way of abundant caution for him receiving the sitting fees for attending the meetings of such Boards of the companies concerned or of the Committees thereof.

Accordingly, your Directors recommend the resolution relating to Mr. Jain as set out in these items of the Notice for your approval. Mr. Jain is deemed to be interested in the Resolutions.

ITEM NO. 9

Mr. Adesh Gupta has been associated with the Group for more than 30 years and during such association has served in various positions in the Group. His last appointment was as Whole Time Director & Chief Financial Officer of Aditya Birla Nuvo Limited, one of the Group Company. He joined Grasim in May 2009 as the Group Executive President & Chief Financial Officer. Considering his long association with the Group and considerable experience of the financial activities of the Company, the Board felt in the interest of the Company to induct him on the Board as a Whole Time Director of the Company, for a period of 5 years w.e.f. 3rd October, 2009 on the terms as to remuneration and otherwise as set out in the resolution. Considering his experience and seniority and the trend in the industry, the terms of his remuneration are considered to be fair, just and reasonable and are commended for your acceptance.

It may be pointed out that Mr. Adesh Gupta is also a member on the Board of some of the subsidiary companies / joint ventures of the Company and/ or member of the Committees of the Boards of such subsidiaries / joint ventures and in his capacity as such director/ member, is entitled to the payment of sitting fees, commission and expenses from the Company's subsidiaries / joint venture companies. Although considering the provisions of Section 314 (1) of the Companies Act, 1956, he is not deemed to hold any office or place of profit by virtue of holding the offices, approval of the members is being sought by way of abundant caution permitting Mr. Adesh Gupta to receive the sitting fees and commission, If any, for being associated with such Companies as above.

Mr. Adesh Gupta, is deemed to be interested in the Resolution.

ITEM NO. 10

Shri K.K. Maheshwari has been associated with the Group for more than 25 years and during such association has served in various capacities in the Group. His last appointment was as a Whole Time Director of Aditya Birla Nuvo Ltd., one of the group companies. Considering his long association with the Group and in view of his appointment as the new Business Head of the Pulp & Fibre Business of the Company, the Board felt, in the interest of the Company, to induct him on the Board as a Whole Time Director of the Company for a period of 5 years w.e.f. 20th May, 2010 on the terms as to remuneration and otherwise as set out in the resolution. Considering his experiences and seniority, and the trend in the industry, the terms of his remuneration are considered to be fair, just and reasonable and are commended for your acceptance.

It may be pointed out that Mr. Maheshwari may also become a member on the Board of some of the subsidiary companies / joint ventures of the Company and/ or member of the Committees of the Boards of such subsidiaries / joint ventures and in his capacity as such director/ member, shall be entitled to the payment of sitting fees, commission and expenses from the Company's subsidiaries / joint venture companies. Although considering the provisions of Section 314 (1) of the Companies Act, 1956, he will not be deemed to hold any office or place of profit by virtue of holding the said offices, approval of the members is being sought by way of abundant caution permitting Mr. Maheshwari to receive the sitting fees and commission, if any, for becoming associated with such Companies as above.

Mr. K.K. Maheshwari is deemed to be interested in the Resolution.

The brief resume in relation to the experience, functional expertise, memberships on other companies' Boards and committees in respect of appointment of a new director(s) or re-appointment of the directors, as required under clause 49 of the Listing Agreement is set out in Report on Corporate Governance forming part of this Annual Report.

By Order of the Board

ASHOK MALU

Jt. President & Company Secretary

Place : Mumbai

Date : 14th July, 2010

ELECTRONIC CLEARING SERVICES (ECS) MANDATE FORMAT

To
Share Department
Grasim Industries Limited
Birlagram, Nagda 456 331 (M.P.)

FORM FOR ELECTRONIC CLEARING SERVICES FOR PAYMENT OF DIVIDEND.

Dear Sirs,

(Please fill-in the information in CAPITAL LETTERS in ENGLISH ONLY. Please TICK (✓) wherever applicable.)

For shares held in physical form

— For Office Use Only —
ECS Ref.No. :

Master Folio No.

For shares held in electronic form

DP ID | | | | | | | | | | | | | | | | |

Client ID | | | | | | | | | | | | | | | | |

Name of Sole/First holder	
Bank Name	
Branch Name	
Branch Code	(9 Digits Code Number appearing on the MICR Band of the cheque supplied by the Bank). ***Please attach a xerox copy of a cheque or a blank cheque of your bank account duly cancelled for ensuring accuracy of the bank's name, branch and code number.***

Account type	Savings		Current		Cash Credit	

Ledger No./Ledger Folio No.	
A/c No. (as appearing in the cheque book)	
Effective date of this mandate	

I hereby declare that the particulars given above are correct and complete. If any transaction is delayed or not effected at all for reasons of incompleteness or incorrectness of information supplied as above, Grasim Industries Limited, will not be held responsible. I agree to avail the ECS facility provided by RBI, as and when implemented by RBI/Grasim Industries Limited.

I further undertake to inform the Company any change in my Bank/branch and account number, if any.

Place : ______________

Date : ______________

____
(Signature of Sole/First Holder)

Name of Sole/First Holder:

Tear Here


ADITYA BIRLA
GRASIM

GRASIM INDUSTRIES LIMITED

Registered Office : Birlagram, Nagda 456331 (M.P.)

Proxy No. :

(For office use only)

Form of Proxy

I/We ______________________ of ______________________________ being a member/members of Grasim Industries Limited hereby appoint ______________________________ of ______________________ or failing him ______________________________ of ______________________ as my/our proxy to vote for me/us on my/our behalf at the 63rd Annual General Meeting of the Company to be held on Friday, 20th August, 2010 at 12.30 p.m. or at any adjournment thereof.

Signed this ________ day of ____________________ 2010

Tear Here

Folio / DP ID - Client ID No. :
No. of Shares held :

(Please sign across the stamp)

Affix Re. 1 Revenue Stamp

(Signature)

NOTE(S) :-

1. The proxy need NOT be a member of the Company.
2. The proxy form signed across revenue stamp should reach Company's Registered Office at least 48 hours before the scheduled time of meeting.